Notice of Annual Meeting of Stockholders and Proxy Statement



20
24

upwork

Our mission is to create economic opportunities so people have better lives



upwork

Our vision is independent talent at the heart of every business



upwork

Our Impact Priorities

We believe that doing what is right for our stakeholders and the planet is also right for our business, and our sustainability and impact strategy is built around the following focus areas:

Economic Opportunity

Workforce Innovation and Wellbeing

Diversity, Inclusion, and Belonging (DIBs)

Environmental Sustainability

Business Integrity

Supplier Engagement

upwork



Message from Hayden Brown

President & CEO

To Our Fellow Stockholders,

In an era marked by the rapid ascent of generative AI and its profound impact on the nature of work, Upwork, as the world's work marketplace, not only navigated these unchartered waters but harnessed these forces to create unprecedented opportunities for businesses, large and small, as well as independent professionals around the globe.

Amid this backdrop of technological and work revolution, Upwork's performance over the last year stands as a testament to the strength and resilience of our strategic vision, our platform, our community, our team, and our long-term opportunity.

Strong Operational and Financial Performance

In 2023, Upwork achieved Gross Services Volume (GSV)[1] of $4.1 billion, demonstrating the vibrant breadth and depth of work that our customers engage in on our marketplace. We drove revenue that reached $689.1 million, representing 11% year-over-year growth.

Our commitment to operational excellence, strategic investments, and durable, profitable growth led to net income of $46.9 million and adjusted EBITDA[2] of $73.1 million—the highest in our company's history—reflecting a profit margin of 7% and an adjusted EBITDA margin of 11%.

We remain committed to profitable growth and generating positive free cash flow going forward and are confident that our strong financial foundation will enable further innovation and investment back into our business.

Innovating Work With Human-Centered AI

As we chart the future of work, we are strategically integrating human-centered artificial intelligence technology and opportunities across our business. We are focusing our efforts on innovating new AI-powered features and platform experiences across every category of work, giving talent on Upwork access to the most modern generative AI tools to supercharge their productivity and quality of work, and providing clients with a single destination for sourcing the full breadth of AI-focused talent they need.

Central to our AI strategy is our goal to serve as the preeminent destination for AI-related talent and work. In an era when AI expertise is increasingly sought after, Upwork stands as a beacon for businesses of all sizes, offering access to a diverse global pool of professionals skilled in the latest AI technologies and disciplines, while offering those professionals a multitude of compelling, meaningful work opportunities.

We are enabling customers on Upwork to access and leverage the most advanced generative AI tools available, such as Upwork Chat Pro—a GPT-4-powered application designed to help freelancers start, create, and complete projects more efficiently and effectively—and our AI-powered Job Post Generator, which streamlines the job posting process for clients, making it easier and faster to find the right talent.

Furthermore, we built resources and partnerships that give independent talent access to third-party apps, offers, and tools, directly from the Upwork platform. Featured partners include industry-leading companies with AI-powered tools like Adobe, Amazon, ClickUp, Jasper, and Miro, alongside educational AI courses and content from leading providers like Coursera and Udemy that form a new Education Marketplace on Upwork Academy.

A pivotal step in our AI journey in the fourth quarter of 2023 was the targeted acquisition of AI startup Headroom and welcoming co-founder Andrew Rabinovich as Upwork's head of AI and machine learning, a move that underscores our progress in reimagining the entire customer experience on Upwork using AI. We expect the addition of Headroom's technology and expertise to accelerate our momentum as a platform where human-centered AI serves as a catalyst for creativity, productivity, and efficiency.

Empowering Customers Through Ongoing Innovation

Upwork also continues to innovate beyond AI in our effort to build a better way for companies and professionals to work.

In a marketplace where visibility can translate into opportunity, our suite of ads and monetization products, which were the fastest-growing revenue stream for Upwork in 2023, are designed to elevate the presence of talent on our platform, ensuring that they can effectively showcase their unique skills and desire to work. Using offerings like Availability Badges, Boosted Proposals, Boosted Profiles, and Freelancer Plus, talent can signal to prospective clients that they are ready to start a project immediately, boost proposals to secure work, promote their profiles at the top of a client's search results, and more. Recognizing the need for clarity and simplicity on our marketplace, we also streamlined our talent pricing structure in 2023.

Turning to Enterprise, we made strategic shifts to be well positioned to capture market share and drive value for our largest clients. We made integral improvements to our Enterprise Suite, including dashboards and reporting, and launched partnerships with major vendor management system (VMS) platforms SAP Fieldglass and Flextrack to make it easier for Enterprise customers to use Upwork within their existing workflows and technology stacks. By doing so, we not only offer flexibility and efficiency but also position Upwork as a vital partner in managing and scaling talent strategies for the world's largest organizations.

Commitment to Workforce Innovation and Well-being

We believe that doing what is right for our workforce, our stakeholders, and the planet is also right for our business.

At Upwork, we actively promote diversity, inclusion, and belonging (DIBs) through several key initiatives. Our Upwork Belonging Communities are groups that provide a supportive space for team members to forge connections with others who share similar characteristics or life experiences. UPstanders is a transformative program led by our team members who commit to fostering authenticity, practicing inclusion, and challenging biases, which is integral to cultivating a supportive and open work environment. Additionally, our GlowUP gatherings provide forums for Upwork's leaders of color to connect, strengthen relationships, and grow their leadership capabilities, while Our Place serves as a vibrant virtual hub for Upwork's most senior Black women to build camaraderie and connection. Our continued McKinsey management training programs are designed to help our early- to mid-career Asian, Black, and Latinx team members develop and hone their day-to-day leadership skills.

In 2023, we embarked on a partnership with LeaderFactor, enhancing our commitment to psychological safety within the workplace. This initiative provides our teams with essential assessments and action-planning tools, ensuring a supportive environment that underpins our inclusive culture.

We've also embraced AI-driven solutions to enrich our DIBs approach. We onboarded SeekOut, an AI-driven diversity search platform, to afford us deeper insights into our talent pipeline and enable us to proactively reach candidates from underrepresented communities. To further drive objectivity and mitigate bias in our performance assessments, we introduced Textio Lift, an AI tool that assists managers in writing actionable, high-quality performance evaluations.

Our comprehensive benefits package continues to offer holistic support for employees across healthcare, wellness, and work-life balance, including new personalized guidance on navigating the healthcare system and understanding benefits as well as expanded family-planning benefits.

Being awarded a place among Digiday's WorkLife 50 for our culture and DEI efforts and named by Built In as one of the Best Places to Work in 2023 reflects our dedication to creating a workplace where our people programs are a cornerstone of our corporate identity and business objectives.

We believe that operating in a responsible and sustainable way will drive long-term value creation, and in 2023, Upwork continued to lead by example in environmental sustainability, demonstrating how a remote-first organization can mitigate its impact on the planet.

This year, we took measurable strides by updating our Global Environmental Policy, emphasizing a comprehensive approach to sustainability. We are proud to report minimal Scope 1 and 2 market-based emissions, totaling just 18 metric tons of CO_2e in 2023, with emissions across all scopes verified by an independent third party.

Another important element of our approach to sustainability is our commitment to purchasing carbon-free electricity to match 100% of the electricity we consume in our offices and as a result of the work our team members conduct remotely. Additionally, we successfully reused or recycled 100% of our e-waste in 2023 and have committed to doing so every year going forward, further minimizing our environmental impact.

As a result, USA Today named Upwork one of America's Climate Leaders, and Newsweek listed us as one of America's Most Responsible Companies in 2023. These accolades highlight our ongoing commitment to not just meeting but exceeding sustainability standards within our industry.

Looking Ahead

As we reflect on 2023 and the path that lies ahead, Upwork's role in shaping the future of work has never been more vital. Over the course of the past year, our platform has been a conduit for $3.8 billion of economic opportunity, empowering businesses and independent professionals to connect, collaborate, get work done, and thrive in a rapidly evolving work landscape.

Our commitment to sustainable, responsible, and profitable growth remains unwavering. Guided by our strategic vision and driven by our track record of innovation, we are poised to continue creating a new standard for what work can and should be in the months and years ahead.

Thank you for your continued support of our business and our mission.

Sincerely,

Hayden Brown
President and Chief Executive Officer

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[1] GSV represents the total amount that clients spend on our offerings as well as additional fees we charge to talent and clients for other services. Independent talent on our work marketplace, which we refer to as talent, includes independent professionals and agencies of varying sizes and is an increasingly sought-after, critical, and expanding segment of the global workforce. We define clients as users that seek and work with talent through our work marketplace. We refer to clients and talent together as customers. For additional information related to how we calculate GSV, see page 44 of our Annual Report on Form 10-K for the year ended December 31, 2023.

[2] Adjusted EBITDA is not prepared in accordance with, and is not an alternative to, financial measures prepared in accordance with GAAP. See "*Appendix A: Reconciliation of Non-GAAP Financial Measures*" for the definition of adjusted EBITDA, information regarding our use of adjusted EBITDA, and a reconciliation of adjusted EBITDA to net income (loss), the most directly comparable financial measure prepared under GAAP.



April 23, 2024

To Our Stockholders:

You are cordially invited to attend the 2024 Annual Meeting of Stockholders of Upwork Inc., which we refer to as the Annual Meeting. The meeting will be held exclusively online via live webcast on Friday, June 7, 2024, at 8:00 a.m. Pacific Time. The meeting can be accessed by visiting *www.virtualshareholdermeeting.com/UPWK2024*, where you will be able to listen to the meeting live, submit questions, and vote online.

The matters expected to be acted upon at the Annual Meeting are described in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement. The Annual Meeting materials include the notice, Proxy Statement, and annual report to stockholders, each of which has been furnished to you over the internet or, if you have requested a paper copy of the materials, by mail.

Your vote is important. Whether or not you plan to attend the Annual Meeting, please cast your vote as soon as possible by internet, by telephone, or if you received a paper copy of the meeting materials by mail, by completing and returning the enclosed proxy card or voting instruction form in the postage-prepaid envelope to ensure that your shares will be represented. Your vote by written proxy will ensure your representation at the Annual Meeting regardless of whether or not you attend the meeting. Returning the proxy does not affect your right to attend and to vote your shares at the Annual Meeting.

Sincerely,

Thomas Layton

Thomas Layton
Chairperson of the Board of Directors

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON FRIDAY, JUNE 7, 2024: THE PROXY STATEMENT AND ANNUAL REPORT ARE AVAILABLE AT *www.proxyvote.com*

Table of Contents

References to our website in this Proxy Statement are not intended to function as hyperlinks, and the information contained on our website is not intended to be incorporated into this Proxy Statement. In this Proxy Statement, we refer to Upwork Inc. as "Upwork," the "Company," "we," "us," or "our."

Forward-Looking Statements

This Proxy Statement includes forward-looking statements. All statements contained in this Proxy Statement, other than statements of historical fact, are forward-looking statements. These statements are based on current expectations, estimates, and projections about our industry, management's beliefs, and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance or events and are subject to risks, assumptions, estimates, and uncertainties that are difficult to predict. For a discussion of some of the risks and important factors that could affect our future results and financial condition, see "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2023 and our subsequently filed Quarterly Reports on Form 10-Q.

In addition, forward-looking and other statements in this Proxy Statement may also address our corporate responsibility and sustainability and impact progress, plans, and goals. The inclusion of such statements is not an indication that these matters are necessarily material for the purposes of complying with or reporting pursuant to U.S. securities laws and regulations, even if we use the word "material" or "materiality" in this Proxy Statement. Certain of our disclosures are informed by various third-party frameworks, in addition to stakeholder expectations. However, we cannot guarantee strict adherence to framework recommendations, and our disclosures based on these frameworks may change due to revisions in framework requirements, availability of information, changes in our business or applicable governmental policy, or other factors, some of which may be beyond our control.



Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

Meeting Information

Date and Time	Web Address	Record Date
Friday, June 7, 2024 8:00 a.m. Pacific Time	*www.virtualshareholdermeeting.com/UPWK2024*	April 8, 2024

Proposals and Voting Recommendations

	Proposal	Board Recommendation	Page
1	Election of Hayden Brown, Gregory C. Gretsch, and Anilu Vazquez-Ubarri as Class III directors to serve until the 2027 annual meeting of stockholders	✓ **FOR** each nominee	24
2	Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2024	✓ **FOR**	35
3	Advisory vote to approve Named Executive Officer compensation	✓ **FOR**	37

Key 2023 Business Highlights

We operate the world's largest work marketplace that connects businesses with independent talent from across the globe, as measured by GSV. In 2023, we generated strong operational and financial results while advancing valuable strategic initiatives.

2023 Performance Highlights





Net Income (Loss) ($M)

$46.9 (2023)

$(89.9) (2022)

Adjusted EBITDA ($M)[2]

$73.1 (2023)

$(4.0) (2022)

(1)   As of December 31, 2023. We define an active client as a client that has had spend activity on our work marketplace during the 12 months preceding the date of measurement.

(2)   Adjusted EBITDA is not prepared in accordance with, and is not an alternative to, financial measures prepared in accordance with generally accepted accounting principles, which we refer to as GAAP. See "*Appendix A: Reconciliation of Non-GAAP Financial Measures*" to this Proxy Statement for a definition of adjusted EBITDA and for information regarding our use of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income, the most directly comparable financial measure prepared under GAAP.

2023 Strategic Highlights

Achieving Top and Bottom Line Growth

- Executed a swift and successful pivot to profitability and cash generation, achieving profit margin of 9% and adjusted EBITDA margin of 17% in the fourth quarter of 2023
- Recorded double-digit growth for total revenue (11% year-over-year) and continued to see strong active client growth (5% year-over-year) to 851,000 active clients, demonstrating our ability to achieve profitable growth
- Harnessed the free cash flows generated by our strategic shift to durable, profitable growth to repurchase $214 million aggregate principal amount of our outstanding notes at a discount to par value and obtained board authorization for a $100 million share repurchase program

Enhancing Our Platform

- Developed internal AI tools such as Job Post Generator and Proposal Tips to increase efficiencies across both sides of the marketplace
- Further developed ads products, such as Boosted Proposals and Boosted Profiles, allowing talent to highlight themselves while simultaneously improving match effectiveness
- Enhanced the Freelancer Plus offering, which now includes additional Connects and access to Upwork Chat Pro
- Implemented vendor management system partnerships with SAP Fieldglass and Flextrack to more seamlessly integrate with Enterprise clients' existing infrastructure and compliance protocols

Investing In and Educating the Users of Our Marketplace

- Acquired Headroom, Inc. to bring on AI-focused talent and build out our portfolio of AI capabilities; welcomed founder Andrew Rabinovich as our head of AI and machine learning
- Established AI Services Hub as a landing page dedicated to helping clients quickly identify highly skilled talent specialized in AI workflows
- Supplied talent with new tools through a combination of internally developed tools and third-party partnerships
- Launched the Upwork Research Institute to equip business leaders with insights and data that help them succeed in a quickly shifting work landscape

upwork

Stockholder Engagement

Our board of directors and management team value feedback from our stockholders. Members of our board of directors and management directly engage in regular dialogue with our stockholders on matters ranging from our business and performance to executive compensation, corporate governance, and sustainability and impact practices so that we can understand stockholders' views and expectations and share our perspectives on these important subjects.

Fall 2023 Stockholder Engagement and 2024 Executive Compensation Updates

Contacted holders of approximately	Engaged holders of approximately	Director involvement for approximately
44%	**21%**	**52%**
of our outstanding shares	of our outstanding shares	of engaged shares

In response to declining support for the advisory votes to approve named executive officer compensation, which we refer to as Say-on-Pay, at our last two annual stockholder meetings, our fall 2023 engagement campaign focused particularly on understanding the perspectives and concerns of our stockholders regarding our executive compensation program and obtaining feedback on potential changes to our executive compensation practices. Informed by feedback received during these meetings and our spring 2023 engagements, our compensation committee made significant updates to our executive compensation program effective for 2024. We introduced new, differentiated metrics in our short- and long-term incentive programs that reinforce our strategic focus on durable, profitable growth. In addition, we adopted multi-year performance goals for our long-term incentive program to drive long-term performance and stockholder value.

Additional updates to our executive compensation, corporate governance, and sustainability and impact practices and associated disclosures are described further under the headings "*Corporate Governance–Stockholder Engagement*" and "*Executive Compensation–Executive Summary*."

Our Impact Priorities

We believe that doing what is right for our stakeholders and the planet is also right for our business, and our sustainability and impact strategy is built around the six focus areas below.



Economic Opportunity

Workforce Innovation and Wellbeing

Diversity, Inclusion, and Belonging (DIBs)

Environmental Sustainability

Business Integrity

Supplier Engagement

For more information on our sustainability and impact programs and performance, see "*Corporate Governance—Sustainability and Impact Strategy and Notable Accomplishments*" below and our 2023 Impact Report, published in April 2024, which is available on our website at *upwork.com/about/our-impact/2023-impact-report*.[1]

Executive Compensation Philosophy

Our executive compensation philosophy is to provide a competitive compensation program that attracts and retains talented executives, including our Named Executive Officers, whom we identify in "*Compensation Discussion and Analysis*," and that aligns their economic interests with those of our stockholders by motivating and rewarding the achievement of our short- and long-term business objectives, thereby creating sustainable long-term value for our stockholders.

Executive Compensation Overview

Core Elements of 2023 Executive Compensation

Element		Objectives
Cash	**Annual Base Salary**	• Attract and retain top talent through market-competitive salary levels that are commensurate with our executives' roles, responsibilities, and expected contributions to our business
Short-Term Incentives	**Annual Performance Bonus**	• Incentivize achievement of annual business objectives and reward short-term performance • Align compensation with business strategy through use of performance metric based on revenue growth, which was considered our most important financial objective for 2023 when compensation was set in February 2023 • Hold executives accountable for personal performance with +/- 20% individual performance adjustment[1]
Long-Term Incentives	**Performance-based Performance Stock Units, which we refer to as PSUs**	• Align the economic interests of our executives with long-term interests of our stockholders • Incentivize achievement of annual business objectives and reward long-term performance • Motivate long-term sustainable value creation • Promote retention of top talent • Align compensation with business strategy through use of performance metric based on revenue growth, which was considered our most important financial objective for 2023 when PSUs were granted in February 2023
	Time-based Restricted Stock Units, which we refer to as RSUs	• Align the economic interests of our executives with long-term interests of our stockholders • Motivate long-term sustainable value creation • Promote retention of top talent

(1)   The individual performance adjustment is not applicable to our CEO who is ultimately responsible for, and therefore whose performance is measured solely on, company performance.

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[1] Our website and the information contained on our website and in our 2023 Impact Report are not part of or incorporated by reference into this Proxy Statement.

Corporate Governance Highlights

We are strongly committed to good corporate governance practices. These practices provide an important framework within which our board of directors and management can pursue our strategic objectives for the benefit of our stockholders. Key elements include the following:

Board Diversity	We strive to maintain a diverse board of directors and ensure diversity is a factor when identifying potential new directors; four of our eight directors self-identify as female, two directors self-identify as an underrepresented minority, and one director self-identifies as LGBTQ+[2]
Independent Board Oversight	Seven of our eight directors are independent, including our chairperson
Proxy Access	We provide a method for stockholders to place their nominees for director on our proxy ballot
Majority Voting for Directors	We have adopted majority voting in uncontested elections of directors
Stock Ownership Guidelines	Our Executive and Board Stock Ownership Guidelines, which we refer to as the Stock Ownership Guidelines, establish stock ownership requirements, including 5x base salary for our President and Chief Executive Officer, who we refer to as our CEO
Annual Board Evaluation	Our board of directors and the committees of our board of directors conduct self-evaluations at least annually to assess performance
Corporate Responsibility	Our nominating and governance committee oversees our corporate responsibility and sustainability programs
Clawback Policy	We maintain a compensation recovery policy, which we refer to as our Clawback Policy, for our executive officers that requires recoupment of certain incentive-based compensation in the event we adjust or restate our financial statements and that permits further discretionary recoupment of compensation paid to our executive officers and certain other employees in certain circumstances
Generative AI Policy	We maintain a Generative AI Technology Policy that provides guidelines for internal usage of generative AI designed to enable innovation while safeguarding sensitive data and our proprietary assets and reputation and maintaining compliance with applicable laws and regulations

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[2] "Diverse," "female," "underrepresented minority," and "LGBTQ+" as defined in The Nasdaq Stock Market LLC, which we refer to as Nasdaq, listing standards.

Board Composition and Director Expertise, Experience, and Attributes

Our board of directors comprises a diverse mix of directors with complementary expertise, experience, and attributes, and our commitment to creating a diverse and inclusive culture is reflected at the top with our board of directors.[3] See "*Proposal 1: Election of Directors*" for more information about our directors.



CEO and Management Experience: 8
Corporate Sustainability and ESG: 5
Cybersecurity: 4
Finance: 7
Human Capital Management: 8
International Business: 8
Marketing and Product: 6
Operations: 8
Other Public Company Board Experience: 6
Risk Management: 5
Strategic Planning: 8
Technology and Product Development: 8

Overall Diversity: 63%
Gender Diversity: 50% — Male / Female

Underrepresented Minorities: 25%
LGBTQ+: 13%

Tenure: 7 years Average — 0-4, 5-10
Age: 55 years Average — <50, 50-60, 60+

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[3] Age and tenure as of March 31, 2024. Tenure does not include service on the board of directors of Elance, Inc., which we refer to as Elance, or oDesk Corporation, which we refer to as oDesk, prior to the combination of the two companies in March 2014. "Diverse," "female," "underrepresented minority," and "LGBTQ+" as defined in the Nasdaq listing standards. "ESG" means environmental, social, and governance.



Notice of 2024 Annual Meeting of Stockholders

Date and Time	**Web Address**	**Record Date**
Friday, June 7, 2024 8:00 a.m. Pacific Time	www.virtualshareholdermeeting.com/UPWK2024	April 8, 2024

There is no physical location for the Annual Meeting. Only stockholders of record at the close of business on April 8, 2024, which we refer to as the Record Date, are entitled to receive notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof.

Items of Business

	Proposal	Board Recommendation	Page
1	Election of Hayden Brown, Gregory C. Gretsch, and Anilu Vazquez-Ubarri as Class III directors to serve until the 2027 annual meeting of stockholders	✓ **FOR** each nominee	24
2	Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2024	✓ **FOR**	35
3	Advisory vote to approve Named Executive Officer compensation	✓ **FOR**	37

Stockholders will also transact on such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof. The items of business are described more fully in the accompanying Proxy Statement.

Participation in Annual Meeting

We are pleased to invite you to participate in our Annual Meeting, which will be conducted exclusively online at the web address listed above. Please see "*Important Information About the Annual Meeting*" for additional information.

The Annual Meeting will begin promptly at 8:00 a.m. Pacific Time. The virtual meeting room will open at 7:45 a.m. Pacific Time for registration.

Voting

Your vote is very important to us. Whether or not you plan to attend the Annual Meeting, we encourage you to vote as soon as possible using any of the following methods so that your shares may be represented at the Annual Meeting. For specific instructions on how to vote your shares, please see "*Frequently Asked Questions—Voting Information*" in the accompanying Proxy Statement.

			
Internet Visit the website on your proxy card	**Telephone** 1-800-690-6903	**Mail** Mark, sign, date, and return your proxy card in the enclosed envelope	

This Notice of Annual Meeting, Proxy Statement, and form of proxy are being distributed and made available on or about April 23, 2024.

By Order of the Board of Directors,

Brian Levey

Brian Levey
Corporate Secretary
April 23, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON FRIDAY, JUNE 7, 2024: THE PROXY STATEMENT AND ANNUAL REPORT ARE AVAILABLE AT *www.proxyvote.com*

Important Information About the Annual Meeting

Our Annual Meeting will be conducted online only, via live webcast. Stockholders will be able to access the meeting live by visiting *www.virtualshareholdermeeting.com/UPWK2024*.

We have conducted efficient and effective virtual meetings since 2019. We intend to continue to ensure that our stockholders are afforded the same rights and opportunities to participate virtually as they would at an in-person meeting. We believe the virtual format makes it easier for stockholders to attend and participate fully and equally in the Annual Meeting. This format also helps us engage with all stockholders regardless of size, resources, or physical location, saves us and stockholders time and money, and aligns with our broader sustainability goals.

Participating in the Annual Meeting

• Instructions on how to attend the Annual Meeting are posted at *www.virtualshareholdermeeting.com/UPWK2024*.

• You may log in to the meeting platform beginning at 7:45 a.m. Pacific Time on June 7, 2024. The meeting will begin promptly at 8:00 a.m. Pacific Time.

• You will need the 16-digit control number provided in your proxy materials to attend the Annual Meeting at *www.virtualshareholdermeeting.com/UPWK2024*.

• Stockholders of record and beneficial owners as of the Record Date may vote their shares electronically during the Annual Meeting.

• If you encounter any difficulties accessing or asking questions during the Annual Meeting, a support line will be available on the login page of the virtual meeting website.

Additional Information About the Annual Meeting

• Stockholders may submit questions during the live meeting at *www.virtualshareholdermeeting.com/UPWK2024*.

• During the meeting's live Q&A session, we will answer questions as time permits in accordance with the following procedures:

  ◦ Our rules of conduct and procedure for the meeting generally provide that we limit each stockholder to one question so that we can answer questions from as many stockholders as possible. Questions should be succinct and cover only one topic per question. Questions from multiple stockholders on the same topic or that are otherwise related may be grouped and answered together. In addition, questions may be edited for brevity and grammatical corrections.

  ◦ We do not intend to address any questions that are, among other things: irrelevant to the business of the Annual Meeting; related to non-public information about our company; related to personal matters or grievances; derogatory or otherwise not in good taste; in substance, repetitious or already made by other persons; in furtherance of the stockholder's personal or business interests; related to pending or threatened litigation; or out of order or not otherwise suitable for the conduct of the Annual Meeting as determined by the chairperson of the Annual Meeting or our Corporate Secretary in their sole judgment.

• If there are matters of individual concern to a stockholder (rather than of general concern to all stockholders), or if we are not able to answer all the questions posed, stockholders may contact us separately after the meeting through our Investor Relations department by email at *investor@upwork.com*.

• A webcast replay of the Annual Meeting, including the Q&A session, will be available for 90 days following the Annual Meeting in the "Investor Relations" section of our website, which is located at *investors.upwork.com*.

Corporate Governance

We are committed to effective corporate governance that promotes the long-term interests of our stockholders and strengthens the accountability of our board of directors and management. As we continue to mature as a public company, we are committed to evolving our corporate governance practices. Our board of directors takes a thoughtful approach to our governance structure, regularly assessing a range of factors, including regular stockholder input and feedback through our stockholder engagement program. Our board of directors carefully considers each of our corporate governance practices to ensure they are aligned with our state of maturity as a company and the best interests of our stockholders.

Corporate and Compensation Governance Highlights

Board Diversity	We strive to maintain a diverse board of directors and ensure diversity is a factor taken into account when identifying potential new directors. Four of our eight directors self-identify as female, two directors self-identify as an underrepresented minority, and one director self-identifies as LGBTQ+[4]
Independent Board Oversight	Seven of our eight directors are "independent" as defined by Nasdaq and the Securities and Exchange Commission, which we refer to as the SEC, and we have an independent director serving as our chairperson
Proxy Access	Our amended and restated bylaws provide a method for stockholders to place their nominees for director on our proxy ballot
Majority Voting for Directors	We have adopted majority voting in uncontested elections of directors
Stock Ownership Guidelines	Our Stock Ownership Guidelines establish the level of stock ownership and holding requirements expected of our directors and executive officers, including 5x base salary for our CEO
Annual Board Evaluation	Our board of directors and the committees of our board of directors conduct self-evaluations at least annually to assess performance
Annual Compensation Evaluation	With the help of an independent compensation consultant, our compensation committee conducts annual reviews of the compensation of all our executive officers
Corporate Responsibility	Our nominating and governance committee is responsible for reviewing and assessing our performance and procedures relating to corporate responsibility and sustainability
Sustainability and Impact Management	Our Sustainability and Impact team is responsible for engaging key stakeholders and strengthening our sustainability and impact performance and reports to the nominating and governance committee at least biannually. The team is supported by our Sustainability and Impact Task Force, which is a management-level committee of senior leaders and subject matter experts from various departments responsible for developing and implementing sustainability and impact programs
Compensation Risk Oversight	Our compensation committee, on at least an annual basis, evaluates our compensation programs to ensure that they do not encourage our employees, including our executive officers, to take inappropriate or excessive risk
Clawback Policy	We maintain a Clawback Policy for our executive officers that requires recoupment of certain incentive-based compensation in the event we adjust or restate our financial statements and that permits further discretionary recoupment of compensation paid to our executive officers and certain other employees in certain circumstances
Generative AI Policy	We maintain a Generative AI Technology Policy that provides guidelines for internal usage of generative AI designed to enable innovation while safeguarding sensitive data and our proprietary assets and reputation and maintaining compliance with applicable laws and regulations

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[4] "Diverse," "female," "underrepresented minority," and "LGBTQ+" as defined in the Nasdaq listing standards.

Corporate Governance Guidelines

Our board of directors has adopted Corporate Governance Guidelines that set forth expectations for directors, director independence standards, board committee structure and functions, and other policies for the governance of our company. Our Corporate Governance Guidelines are available in the "Investor Relations" section of our website, which is located at *investors.upwork.com*, by clicking "Documents & Charters" in the "Governance" section of our website. Our nominating and governance committee reviews the Corporate Governance Guidelines annually, and changes are recommended to our board of directors as warranted.

Board Leadership Structure

Our Corporate Governance Guidelines provide that our board of directors shall be free to choose its chairperson in any way that it considers in the best interests of our company, and that the nominating and governance committee periodically considers the leadership structure of our board of directors and makes such recommendations to our board of directors with respect thereto as appropriate. Our board of directors believes it is important to have flexibility in selecting the chairperson of the board of directors and our board leadership structure. Any changes to the leadership structure of our board of directors, if made, will be promptly disclosed in the "Investor Relations" section of our website and will be reflected in our proxy materials for the next annual meeting of stockholders. In making leadership structure determinations, the board of directors considers many factors, including the specific needs of the business and what is in the best interests of our stockholders. Our board of directors, in its sole discretion, may seek input from our stockholders on the leadership structure of the board of directors.

Currently, the positions of chairperson and chief executive officer are held by different individuals. Thomas Layton, an independent director, is the chairperson of our board of directors. Mr. Layton has served as a member of our board of directors and chairperson since our inception. Our board of directors believes that Mr. Layton's historical knowledge, operational expertise, and extensive leadership experience, including serving as the chairperson of our board of directors since our inception, make him well qualified to serve as chairperson of our board of directors.

Our Corporate Governance Guidelines also provide that, when the positions of chairperson and chief executive officer are held by the same person, the independent directors may designate a "lead independent director." In cases in which the chairperson and chief executive officer are the same person and a lead independent director has been designated, the chairperson schedules and sets the agenda for meetings of our board of directors in consultation with the lead independent director, and the chairperson, or if the chairperson is not present, the lead independent director, chairs such meetings. The responsibilities of the lead independent director include: calling meetings of the independent directors; presiding at executive sessions of independent directors; serving as principal liaison between the chairperson and the independent directors; disseminating information to the rest of our board of directors; being available under appropriate circumstances for communication with stockholders; providing leadership to the board of directors if circumstances arise in which the role of chief executive officer and chairperson may be, or may be perceived to be, in conflict, and performing such other functions and responsibilities as requested by our board of directors from time to time. Mr. Layton is an independent director, and accordingly, our board of directors has not designated a lead independent director.

Our Board of Directors' Role in Risk Oversight

Our board of directors, as a whole, has responsibility for risk oversight, although the committees of our board of directors oversee and review risk areas that are particularly relevant to them. The risk oversight responsibility of our board of directors and its committees is supported by our management reporting processes, which are designed to provide visibility to our board of directors and to our personnel who are responsible for risk assessment and information about the identification, assessment, and management of critical risks and management's risk-mitigation strategies. Our board of directors and its committees engage, as appropriate, external advisors and experts to assist in anticipating future threats and trends and assessing our risk environment. Areas of focus include, among others, competitive, economic, operational, financial (accounting, credit, investment, liquidity, and tax), legal, regulatory, cybersecurity, privacy, compliance, and reputational risks. Our board of directors reviews strategic and operational risk in the context of memorandums distributed prior to, and discussions, question-and-answer sessions, and reports from the management team at, each regular board meeting; receives reports on all significant committee activities at each regular board meeting; and evaluates the risks inherent in significant transactions. In particular, our audit, risk and compliance committee, which we refer to as our audit committee, oversees our enterprise risk management program, including receiving a full enterprise risk assessment from management at least twice a year. Risk mitigation efforts and updates are then reported by management to the audit committee or board of directors throughout the year.

Each committee of our board of directors meets with key management personnel and representatives of outside advisors to oversee risks associated with their respective principal areas of focus.

Audit, Risk and Compliance Committee	● Reviews our major financial and other risk exposures, our internal control over financial reporting, our disclosure controls and procedures, and our legal and regulatory compliance and, among other things, discusses with management and our independent auditor guidelines and policies with respect to risk assessment and risk management ● Reviews matters relating to cybersecurity and data privacy and security and reports to our board of directors regarding such matters
Compensation Committee	● Evaluates our major compensation-related risk exposures and the steps management has taken to monitor or mitigate such exposures
Nominating and Governance Committee	● Assesses risks relating to our corporate governance practices, reviews and assesses our performance, risks, controls, and procedures relating to corporate responsibility and sustainability, reviews the independence of our board of directors, and reviews and discusses our board of directors' leadership structure and role in risk oversight

We believe this division of responsibilities is an effective approach for addressing the risks we face and that our board leadership structure supports this approach.

Cybersecurity Risk Oversight

While everyone at Upwork plays a part in managing cybersecurity and data privacy risks, oversight responsibility is shared by our board of directors, audit committee, and management.

Our board of directors, as a whole, has responsibility for risk oversight, although the committees of our board of directors oversee and review risk areas that are particularly relevant to their respective functions. Among its focus areas, our audit committee reviews matters relating to cybersecurity and data privacy and regularly reports to our board of directors regarding such matters. One member of our audit committee earned the NACD's CERT Certificate in Cybersecurity Oversight in 2023. Our audit committee receives quarterly cybersecurity-related updates from our Chief Information Security Officer, who we refer to as our CISO, including in the form of written reports and presentations. Our CISO and audit committee also provide cybersecurity-related updates to the full board of directors three times per year, including regarding recent developments, evolving standards, metrics about cyber threat response preparedness, program maturity milestones, material cybersecurity risks and risk mitigation status, and the current and emerging threat landscape. We also have implemented controls and procedures that provide for the communication of material cybersecurity incidents to our Chief Executive Officer, Chief Financial Officer, and Chief Legal Officer, as well as to our audit committee and/or to our full board of directors on a timely basis.

Our CISO is primarily responsible for our cybersecurity risk management program and partners with our legal team on data privacy matters at the management level. Our CISO has over 25 years of experience in various technology leadership positions across multiple industries including finance, healthcare, and technology. He has held leadership positions specifically in the information security space since 2011 at four publicly traded companies. The CISO's leadership team members are all seasoned information security professionals who have worked at some of the largest well-known brand names and are experts in their fields. Our CISO monitors, and participates in, our various cybersecurity policies and procedures, and our cybersecurity team regularly updates our CISO on the current status of the cybersecurity environment, cybersecurity incidents, and actual or potential risks. Our CISO and his team provide regular updates to the management team and escalate events that require leadership's attention.

For more information regarding our cybersecurity and data privacy risk management strategy, see "Cybersecurity" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Majority Voting Standard for Director Elections and Director Resignation Policy

Our amended and restated bylaws provide for a majority voting standard for uncontested elections of directors and require that stockholder director nominations include a written statement as to whether the nominee intends to tender an irrevocable resignation upon such nominee's election or re-election. The majority voting standard provides that, in uncontested director elections, a director nominee will be elected only if the number of votes cast "**FOR**" the nominee exceeds the number of votes cast "**AGAINST**" the nominee. In addition, our Corporate Governance Guidelines require each incumbent nominee to submit an irrevocable contingent resignation letter prior to the annual meeting of stockholders in which such election is to take place. This addresses the "holdover" director situation under the Delaware General Corporation Law, which we refer to as the DGCL, pursuant to which a director remains on the board of directors until such director's successor is elected and qualified. Such resignation becomes effective only upon (i) such nominee's failure to receive the requisite number of votes for re-election at any future meeting at which such person would face re-election and (ii) our board of directors' acceptance of such resignation.

If the nominee does not receive the requisite number of votes for re-election, our nominating and governance committee will make a recommendation to our board of directors as to whether to accept or reject the resignation, or whether other action should be taken. Our board of directors will act on the nominating and governance committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results.

Independence of Directors

The listing rules of Nasdaq generally require that a majority of the members of a listed company's board of directors be independent. In addition, the listing rules generally require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and governance committees be independent.

In addition, audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. To be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors conducts an annual review of the independence of our directors. In its most recent review, our board of directors determined that Thomas Layton, Gregory C. Gretsch, Kevin Harvey, Elizabeth Nelson, Leela Srinivasan, Gary Steele, and Anilu Vazquez-Ubarri, representing seven of our eight directors, are "independent directors," as defined under the applicable listing standards of Nasdaq and the applicable rules and regulations promulgated by the SEC. Our board of directors has also determined that all members of our audit committee, compensation committee, and nominating and governance committee are independent and satisfy the relevant Nasdaq and SEC independence requirements for such committees.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and governance committee. The composition and responsibilities of each committee are described below. Each of these committees has a written charter approved by our board of directors. Copies of the charters for each committee are available in the "Investor Relations" section of our website, which is located at *investors.upwork.com*, by clicking on "Documents & Charters" in the "Governance" section of our website.

Audit, Risk and Compliance Committee



Elizabeth Nelson
(Chair)



**Gregory C.
Gretsch**



Leela Srinivasan

Primary Responsibilities

Our audit committee is responsible for, among other things:

- selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;
- reviewing the independence of the independent registered public accounting firm;
- discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;
- establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
- considering the adequacy of our internal controls, our internal audit function, and our cybersecurity, data privacy, and other information technology controls and procedures;
- reviewing material related party transactions, including those that require disclosure;
- reviewing legal, regulatory, financial, technology, payment, and enterprise risk exposures and compliance and the steps management has taken to monitor and control such exposures and compliance; and
- approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Independence

Our board of directors has determined that all members of our audit committee are independent and satisfy the relevant Nasdaq and SEC independence requirements for audit committees.

Financial Expertise and Literacy

Each member of our audit committee is financially literate as required by the current Nasdaq listing standards.

In addition, our board of directors has determined that Ms. Nelson and Mr. Gretsch both satisfy the requirements for an "audit committee financial expert" as defined in SEC rules and regulations. This designation does not impose any duties, obligations, or liabilities that are greater than those generally imposed on members of our audit committee and our board of directors.

Compensation Committee



Gary Steele
(Chair)



**Gregory C.
Gretsch**



**Anilu
Vazquez-Ubarri**

Primary Responsibilities

Our compensation committee is responsible for, among other things:

- reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;
- reviewing succession plans for our CEO;
- reviewing and recommending to our board of directors the compensation of our non-employee directors;
- administering our stock and equity incentive plans; and
- establishing our overall compensation philosophy.

Independence

Our board of directors has determined that all members of our compensation committee are independent and satisfy the relevant Nasdaq and SEC independence requirements for compensation committees.

Each member of our compensation committee is a non-employee director, as defined in SEC rules and regulations.

Nominating and Governance Committee



Thomas Layton
(Chair)



Kevin Harvey



Elizabeth Nelson

Primary Responsibilities

Our nominating and governance committee is responsible for, among other things:

- identifying and recommending candidates for membership on our board of directors;
- recommending directors to serve on board committees;
- reviewing and recommending to our board of directors any changes to our corporate governance principles;
- reviewing proposed waivers of our Code of Business Conduct and Ethics for directors and officers;
- overseeing the process of evaluating the performance of our board of directors;
- advising our board of directors on corporate governance matters; and
- developing and overseeing programs related to corporate responsibility and sustainability matters, including reviewing and assessing our performance, risks, controls, and procedures relating to corporate responsibility and sustainability.

Independence

Our board of directors has determined that all members of our nominating and governance committee are independent and satisfy the relevant Nasdaq and SEC independence requirements for nominating and governance committees.

Management Succession Planning

Our board of directors recognizes that one of its most important duties is its oversight of succession planning for our CEO. Our board of directors has delegated primary oversight responsibility for succession planning for our CEO to the compensation committee and the chairperson of our board of directors. Our CEO is responsible for identifying, evaluating, and selecting potential successors for our CEO's direct reports. Our board of directors and the compensation committee continue to regularly evaluate succession planning, including a formal review during at least one regular meeting of each of the board of directors and compensation committee annually, to ensure that we are well positioned to continue to execute on our corporate strategy.

Oversight of Corporate Strategy

Our board of directors actively oversees management's establishment and execution of corporate strategy, including major business and organizational initiatives, annual budget and long-term strategic plans, capital allocation priorities, potential corporate development opportunities, and risk management. At its regularly scheduled meetings and throughout the year, our board of directors receives information and formal updates from our management and actively engages with the senior leadership team with respect to our corporate strategy. Our board of directors' diverse skill set and experience enhances our board of directors' ability to support management in the execution and evaluation of our corporate strategy. The independent members of our board of directors also hold regularly scheduled executive sessions at which strategy is discussed.

Stockholder Engagement

Our board of directors and management team value feedback from our stockholders. Members of our board of directors and management team directly engage in regular dialogue with our stockholders on matters ranging from our business and performance to executive compensation, corporate governance, and sustainability and impact practices so that we can understand stockholders' views and expectations and share our perspectives on these important subjects.

We maintain regular contact with stockholders through routine investor relations activities, including quarterly earnings calls, individual meetings, and investor conferences, as well as other communications channels. In addition to these investor relations touchpoints, we employ a year-round engagement program as described in the graphic below. These engagement efforts include participation by members of our board of directors and a cross-functional management team consisting of members of our Legal, Finance, Human Resources, Sustainability and Impact, and Investor Relations teams.



Spring	Summer	Fall	Winter
• File proxy statement • Proxy season stockholder outreach and engagement meetings to discuss matters to be voted on at the upcoming annual stockholder meeting • Post annual stockholder meeting recording, including Q&A, in the "Investor Relations" section of our website	• Discuss feedback from proxy season stockholder engagement and annual stockholder meeting results with board of directors and relevant committees • Plan off-season stockholder outreach and engagement program	• Off-season stockholder outreach and engagement meetings, including gathering feedback on potential actions to be taken to address proxy season feedback and annual stockholder meeting results • Explore other topics of stockholder interest	• Discuss feedback from off-season stockholder engagement with board of directors and relevant committees • Consider updates to the Company's executive compensation, corporate governance, and sustainability and impact practices and disclosures and other responses to feedback

Fall 2023 Stockholder Engagement

At our 2023 annual meeting of stockholders, approximately 59.8% of the votes cast (for and against) approved our Say-on-Pay proposal regarding 2022 named executive officer compensation. Our board of directors noted that this represented the second consecutive year of decreased stockholder support for our Say-on-Pay proposals and the first year in which support dropped below 70%.

In response to this declining support, our board of directors and management team pursued a deliberate and robust effort to enhance our fall 2023 engagement campaign to discuss topics related to our executive compensation program and corporate governance practices to better understand the concerns of our stockholders and obtain stockholder feedback on potential changes to our executive compensation, corporate governance, and sustainability and impact practices.

As depicted in the following graphic, we contacted many of our largest institutional stockholders and engaged with all stockholders who accepted our request for a meeting. Our engagement team included participation by Mr. Gretsch, the then-chair of our compensation committee, and Ms. Nelson, the chair of our audit committee. Our engagement team also included a cross-functional management team consisting of our Chief Financial Officer, Chief Legal Officer, Chief People Officer, and members of our Legal, Sustainability and Impact, and Investor Relations teams.



Contacted holders of approximately	Engaged holders of approximately	Director involvement for approximately
44%	**21%**	**52%**
of our outstanding shares	of our outstanding shares	of engaged shares

Overall, our stockholders expressed support for our broad executive compensation philosophy, policies, and practices. However, we learned through this engagement that our stockholders were primarily concerned with the design and structure of our short- and long-term incentive compensation programs. Specifically, nearly all the stockholders with which we spoke who voted against our Say-on-Pay proposal in 2023 attributed their votes to the single, overlapping performance metric shared by our 2022 short- and long-term incentive programs and what they viewed as a short performance period for the PSU awards in our long-term incentive program.

The following table includes a detailed summary of the key feedback we heard from our stockholders and the actions taken by our board of directors and compensation committee to enhance our executive compensation, corporate

governance, and sustainability and impact practices, respond to stockholder concerns, and align with stockholder expectations. While this stockholder feedback was received following the approval of our 2023 executive compensation program, this feedback shaped the updates incorporated into our 2024 executive compensation program, and we believe these changes both respond to stockholder concerns and represent the continued evolution in setting clear performance objectives that create incentives to deliver short- and long-term results that increase stockholder value. See "*Executive Compensation—Executive Compensation Program Progression and Stockholder Engagement*" for more information about the changes to our executive compensation program effective for 2024.

	Topic	What We Heard	Actions Taken in Response
Executive Compensation (2024 Program Changes)	**Short-Term Incentive Compensation Program Design**	• Prefer differentiation in company performance metrics between short- and long-term incentive programs • Support addition of profitability metric to short-term incentive program	✓ Differentiated metrics between 2024 short-term and long-term incentive programs ○ Added adjusted EBITDA as performance metric (weighted 50%) for 2024, incentivizing single-year achievement of both revenue and profitability
	Long-Term Incentive Compensation Program Design	• Prefer multi-year performance period for PSU program • Prefer differentiation in company performance metrics between short- and long-term incentive programs • Support addition of profitability metric to long-term incentive program • Support for 2023 increase in allocation of PSU awards in our long-term incentive program—to 50% in 2023 from 40% in 2022—for our non-CEO Named Executive Officers	✓ Introduced multi-year performance goals for 2024 PSU awards, measuring performance at the end of years 2025 and 2026 rather than at the end of 2024 ✓ Differentiated metrics between 2024 short-term and long-term incentive programs ○ Added year-over-year revenue growth and adjusted EBITDA margin as performance metrics for 2024 PSU awards, incentivizing sustainable, multi-year growth
	Dilution	• Some expressed concern about dilution given recent stock performance	✓ Refreshed equity grant approach by reducing equity receivership and award amounts
Sustainability and Impact	**Disclosures**	• Complimentary of strong disclosure in our proxy statement and Impact Report • Enthusiasm about progress to date, including our use of the SASB Professional & Commercial Services and Software & IT Services industry standards, Task Force on Climate-related Financial Disclosures (TCFD) recommendations, and our disclosure of EEO-1 data	✓ Continued to disclose detailed information on sustainability and impact initiatives, including in our fifth Impact Report published in April 2024 ✓ Disclosed the results of our 2022 pay equity audit
Corporate Governance	**Classified Board and Supermajority Voting Provisions**	• Generally understood the board of directors' position on maintaining a classified structure at this time but would like us to continue assessing the feasibility of transitioning to annual voting for all directors as we mature as a public company • Prefer removing the supermajority voting requirement for charter and bylaw amendments	✓ Our board of directors expressed its commitment to evolving our corporate governance practices to ensure they are aligned with our maturity as a public company and the best interests of our stockholders

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee during 2023 were Messrs. Gretsch and Steele, and Ms. Vazquez-Ubarri. None of the members of our compensation committee in 2023 were at any time an officer or employee of ours or any of our subsidiaries, and none had or have any relationships with us that are required to be disclosed under Item 404 of Regulation S-K. During 2023, none of our executive officers served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee.

Board and Committee Meetings and Attendance

Our board of directors and its committees meet regularly throughout the year, and also hold special meetings and act by written consent from time to time. During 2023, our board of directors met five times and also acted by unanimous written consent. During 2023, each member of our board of directors attended at least 75% of the aggregate of all meetings of our board of directors and of all meetings of committees of our board of directors on which such member served that were held during the period in which such director served. The non-employee directors meet in regularly scheduled executive sessions without management to promote open and honest discussion. During 2023, our audit committee met eight times, our compensation committee met six times, and our nominating and governance committee met two times, and each committee also acted by unanimous written consent.

Board Attendance at Annual Meeting of Stockholders

Our policy is to invite and encourage each member of our board of directors to be present at our annual meetings of stockholders. All members of our board of directors attended our 2023 annual meeting of stockholders in their capacity as directors of our company.

Communication with Directors

Stockholders and interested parties who wish to communicate with our board of directors, non-management members of our board of directors as a group, a committee of our board of directors, or a specific member of our board of directors (including our chairperson) may do so by letters addressed to the attention of our Corporate Secretary.

All communications are reviewed by the Corporate Secretary and provided to the members of our board of directors as appropriate. Sales materials, abusive, threatening, or otherwise inappropriate materials, and items unrelated to the duties and responsibilities of our board of directors will not be provided to directors.

The mailing address for these communications is:

Upwork Inc.
c/o Corporate Secretary
475 Brannan Street, Suite 430
San Francisco, CA 94107-5421

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all the members of our board of directors, officers, and employees. Our Code of Business Conduct and Ethics is posted in the "Investor Relations" section of our website, which is located at *investors.upwork.com* under "Documents & Charters" in the "Governance" section of our website. We intend to satisfy the disclosure requirement under applicable SEC and Nasdaq disclosure requirements regarding amendments to, or waivers of, a provision of our Code of Business Conduct and Ethics by posting such information on our website at the address and location specified above.

Sustainability and Impact Strategy and Notable Accomplishments

We believe that operating in a responsible and sustainable way will drive long-term value creation, and we are committed to managing our sustainability and impact risks and opportunities. Our mission is to create economic opportunities so people have better lives. To do this, we aim to remove friction in the labor market, allow clients to hire independent talent, and help global independent talent find better opportunities than those available in their local job markets.

To help identify sustainability and impact-related topics that are most important to our business and stakeholders, we conducted our second ESG materiality assessment in 2023. The assessment considered double materiality, helping us identify, assess, and prioritize sustainability topics that we expect, based on both stakeholder perceptions and an assessment of issue criticality, to be significant to our key stakeholders and relevant for our business and operations.[5]

We are committed to continued engagement with our key stakeholders going forward and assessing the alignment between their priorities and our practices and disclosures.

The following table sets forth the key focus areas for our sustainability and impact strategy and our notable accomplishments in 2023:

Economic Opportunity

Focus Areas:

- Helping independent talent unlock their potential by connecting professionals with a range of clients along with resources to support career independence
- Building an inclusive work marketplace by developing programs and features that enable our diverse customers to thrive
- Supporting our community through charitable giving programs and partnerships with organizations that align with our impact goals
- Building the future of work by providing actionable research to independent talent and companies of all sizes

Notable Accomplishments in 2023:

- Through Upwork Academy, approximately 6,000 independent professionals received 1:1 coaching and talent completed approximately 149,000 learning paths and courses
- Granted $1.3 million to nonprofits through The Upwork Foundation[6] and Upwork's matching gifts campaigns
- Launched the Upwork Research Institute to equip business leaders with insights and data that help them succeed in a quickly shifting work landscape

Workforce Innovation and Wellbeing

Focus Areas:

- Growing a flexible workforce that is defined not only by combining in-person and remote work but also by engaging both employees and independent talent whenever possible
- Implementing leading strategies to support remote organizational effectiveness
- Designing workforce engagement surveys that enable us to understand, prioritize, and act on our teams' needs
- Offering tools such as Textio Lift in support of an equitable performance review process
- Continuously evaluating our workforce benefits to support the full range of employees' mental health, wellbeing, and growth

Notable Accomplishments in 2023:

- Updated our Values and introduced a set of Working Principles to guide our day-to-day work
- In an internal survey, 70% of participating employees responded favorably to the employee satisfaction question "Overall, I am extremely satisfied with Upwork as a place to work"
- Added family-planning resources, including support with adoption and fertility, and expanded our bereavement plan to include reproductive loss

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[5] See "*Forward-Looking Statements*" for more information regarding the meaning of "materiality" in this context.

[6] The Upwork Foundation is a philanthropic initiative established in 2018 in connection with our initial public offering. To fund this program for charitable donations, we issued a warrant exercisable for 500,000 shares of our common stock to a donor-advised fund that donates the proceeds from the sale of such shares to nonprofit organizations.



Diversity, Inclusion, and Belonging (DIBs)

Focus Areas:

- Dedicating strategic investment in DIBs and integrating DIBs into all of our people programs
- Fostering a sense of workplace belonging for all employees, including through a suite of programs to support women and people of color, such as GlowUP, a 14-week community-building experience for Upwork's leaders of color, Our Place, for Upwork's most senior Black women employees and eligible members of our flexible workforce, and our Upwork Belonging Communities

Notable Accomplishments in 2023:

- 72% of Upwork's leaders of color were active in the GlowUP community; 79% of eligible team members participated in Our Place
- Enhanced our candidate search and management tools to increase the diversity pipeline of candidates for every role at Upwork
- Offered psychological safety assessments and action planning tools to Upwork leaders to further support a culture in which teams feel comfortable sharing information and contributing new ideas
- 50% of Upwork's leadership team, including CEO and CFO, self-identify as women



Environmental Sustainability

Focus Areas:

- Limiting our environmental footprint and emissions across Scopes 1, 2, and 3
- Enabling our customers to reduce work-related commutes through the use of our work marketplace
- Committing to sustainability and impact oversight and practices that address environmental risks and opportunities and methodically assessing, reporting, and verifying our emissions on an annual basis
- Connecting clients and talent focused on sustainability

Notable Accomplishments in 2023:

- Achieved carbon-neutral[7] operations for the fifth consecutive year by practicing energy conservation, procuring carbon-free electricity, and purchasing carbon offsets for any remaining emissions
- Procured carbon-free electricity to match 100% of our office-based emissions and remote work-related electricity consumption by our employees and flexible workforce
- Earned a CDP climate score of B for the second consecutive year, placing Upwork in the top 27th percentile of companies they assess
- Updated our Global Environmental Policy to clarify the actions we take to manage our environmental risks and opportunities



Business Integrity

Focus Areas:

- Following security and privacy best practices to provide a secure, reliable, and compliant work marketplace
- Ensuring ethical business practices and engaging on public policy to maximize opportunity for talent and create a more equitable future of work
- Promoting human rights by adhering to our Human Rights Commitment and updating our annual Modern Slavery and Human Trafficking Statement

Notable Accomplishments in 2023:

- Updated our Privacy Policy to clarify how Upwork uses data to develop, maintain, and improve our products and services
- Engaged a trust and safety intelligence vendor to help assess emerging risks to Upwork and violations of our Terms of Service
- Published Upwork's AI Principles and created an internal AI Tools Council to help ensure that we are developing and leveraging AI tools responsibly
- Maintained our SOC 2 Type II, PCI DSS Level 2, and ISO 27001 and 27018 certifications and achieved SOC 3 certification
- Updated our Code of Business Conduct and Ethics and published our Human Rights Commitment



Supplier Engagement

Focus Areas:

- Working with suppliers that align with our mission

Notable Accomplishments in 2023:

- Updated our Supplier Code of Conduct to clarify our expectations of suppliers and outline the actions we are taking to assess and mitigate supply chain risks

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[7] We define operational emissions as our Scope 1 and 2 emissions. For additional information on our carbon footprint, the source and quality of the RECs and carbon offsets we purchase, and the third-party assurance we obtain for our greenhouse gas accounting and carbon neutrality statements, please see our 2023 Impact Report.

For more information on our sustainability and impact programs and performance, see our 2023 Impact Report, published in April 2024, which is available on our website at *upwork.com/about/our-impact/2023-impact-report*.[8]

Sustainability and Impact Oversight

Board oversight of our sustainability and impact strategy and performance starts with our nominating and governance committee, which oversees our overall corporate responsibility and sustainability strategies, policies, and programs, including social and environmental risks and opportunities related to human rights, diversity, inclusion, and belonging, and climate change and other environmental topics.

Our Sustainability and Impact team, which comprises our Sustainability and Impact Director and other members of the legal department, is responsible for engaging key stakeholders and strengthening our sustainability and impact performance. The team briefs the nominating and governance committee at least biannually, which then updates the full board of directors on relevant matters on a biannual basis.

In 2023, we continued to convene members of our Sustainability and Impact Task Force, a committee made up of senior leaders and subject matter experts across Upwork, to support the Sustainability and Impact team and proactively manage the key sustainability and impact topics identified in our ESG materiality assessments. Through our ongoing stockholder engagement efforts, we have also engaged with many institutional stockholders to understand their sustainability and impact priorities and share information about our relevant programs.

Human Capital Management



"At Upwork, both a flexible workforce and independent talent have been at the heart of our business for the last 20+ years. Working this way allows us to tap into a deep and broad network of highly skilled talent from all over the world. It also helps ensure that we have the right people in place when we need them, in work arrangements that both fulfill their professional needs and help fuel our business."

Sunita Solao
Chief People Officer

Board of Directors Oversight

Our board of directors recognizes the critical importance of our team and the necessity to foster a diverse, inclusive, effective, and creative work environment centered around a values-based culture. Our board of directors meets regularly with management to discuss issues impacting our team members and ways to support our workforce. Our focus on culture comes from our board of directors and flows throughout our company. In evaluating our CEO and management team, emphasis is put on their contributions to our overall culture.

Our Team and Culture

Our mission—to create economic opportunities so people have better lives—is integral to our culture and how we build amazing teams and products to lead our industry. We enable remote work not only through our work marketplace for our customers but also for our own team members, for whom we are proud to offer a remote-first work model, which has environmental and other benefits. Our team consists of corporate employees, independent talent that we engage through our work marketplace, and advisors. Our team members are distributed around the world, and while we have corporate offices, we have built an effective remote-first culture. Our team works with a variety of tools and has adopted practices to ensure all voices are heard, innovation is fostered, organizational effectiveness is prioritized, and business results are achieved. Our hybrid team, and its belief in our mission, values, and vision, is critical to our success. With consistent investment in the development of our team and our commitment to diversity, inclusion, and belonging, we cultivate an environment where people are able to be themselves at work and perform to the best of their abilities.

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[8] Our website and the information contained on our website and in our 2023 Impact Report are not part of or incorporated by reference into this Proxy Statement.

Our People

Our mission not only drives the creation and continuous development of our work marketplace, but it is also integral to how we engage our employees and our approach to creating and fostering an inclusive environment that promotes and encourages diversity, inclusion, belonging, career development, and wellness. As of December 31, 2023, we had approximately 800 employees, and throughout 2023, we engaged approximately 2,500 independent team members through our work marketplace to provide services to us on a variety of internal projects. We believe our positive relationship with our team members and our unique, strong culture differentiate us and are important drivers of our business success.

Diversity, Inclusion, and Belonging

We put our people and their experiences first. We view belonging as a feeling, inclusion as a practice, and diversity as an outcome.

We foster belonging through our Upwork Belonging Communities—groups that build empathy and promote inclusive skill-building. We cultivate inclusion by equipping managers with training and tools to effectively build and lead inclusive, innovative teams that amplify team members' voices. Additionally, we practice multi-dimensional compensation reviews during our semi-annual employee performance evaluation processes. This is led by a cross-functional team of human resource and legal leaders to help ensure we are fair in our rewards and recognition strategy. Diversity, inclusion, and belonging is a journey, not a destination, and, as such, we will continue to explore ways to cultivate an inclusive culture where every team member belongs. See "—*Sustainability and Impact Strategy and Notable Accomplishments*" above for more information.

Training and Development

As an organization built on talent and skills development, we understand the value of providing our employees with ongoing professional development and leadership opportunities to advance their careers. Led by our dedicated learning and development team, we offer our team members an array of learning and development opportunities, including a variety of training sessions and workshops.

Benefits and Competitive Compensation

We strive to offer market-competitive compensation and benefits to attract and retain employees for the long term. We engage independent compensation consultants to benchmark our employee compensation with external sources to ensure fair and equitable pay practices. We provide total rewards that are designed to attract and retain world-class employees through a total compensation package that includes equity-based awards to align employee compensation with long-term stockholder interests. Knowing our employees have diverse needs and life priorities, we also provide comprehensive benefits and services to those eligible, which include core benefits such as medical, dental, vision, and disability insurance, in addition to benefits tailored to the specific needs of our employees, such as mental health, fertility, family back-up care, and adoption support. We offer a health savings account with company contributions, family and medical leave, flexible working schedules, paid holidays, and flexible vacation policies. We sponsor a 401(k) plan that includes a matching contribution, offer financial coaching through a third-party provider, and maintain an employee stock purchase plan that enables eligible employees to purchase shares of our stock at a discount through payroll deductions.

People Analytics

We strive to engage our workforce in meaningful ways and take timely action in response to feedback. Research into workforce experience begins during onboarding and is sustained throughout a team member's tenure at Upwork. This "lifecycle" approach to workforce research affords our senior leadership and People team members ongoing and near-real-time insight into critical moments of worker experience and productivity. The collection of such data allows leadership, line managers, and our People team to identify successes and opportunities at many levels, including for individual team members, company-wide programs, and larger organizational units. Over time, the aggregation and analysis of such data enables us to optimize for those workforce factors that drive crucial people and business outcomes.

Additionally, we have a dedicated People Analytics team, which has enabled us to build on insights from our lifecycle listening program, as well as from broader data sources and methods, and uncover strategic and operational insights that will further improve the overall experience of our workforce and drive performance of our business.

Employee Wellness

Employee safety and well-being is of paramount importance to us. We provide productivity and collaboration tools and resources for employees, including training and toolkits to help leaders effectively lead and manage remote teams. In addition, we promote programs to support our employees' physical, financial, and mental well-being. For example, we regularly conduct internal surveys to assess the well-being and needs of our employees, and we offer employee assistance and mindfulness programs to help employees and their families manage anxiety, stress, sleep, and overall well-being. Additionally, we believe that our employees are at their best when they take the time to recharge. To encourage our employees to recharge and make their well-being a priority, we provide unlimited paid time off in addition to our company-recognized holidays.

Nominations Process and Director Qualifications

Nomination to the Board of Directors

Candidates for nomination to our board of directors are selected by our board of directors based on the recommendation of our nominating and governance committee in accordance with the committee's charter, our restated certificate of incorporation and amended and restated bylaws, our Corporate Governance Guidelines, and the criteria approved by our board of directors regarding director candidate qualifications. In identifying and recommending candidates for nomination, the nominating and governance committee considers candidates recommended by directors, officers, employees, stockholders, and others, using the same criteria to evaluate all candidates. Evaluations of candidates generally involve a review of background materials, internal discussions, and interviews with selected candidates as appropriate, and the committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees. With respect to disclosure requirements, nominees for director nominated by a third party are not expected to provide additional disclosure compared to nominees for director nominated by the nominating and governance committee.

Stockholders wishing to recommend candidates for consideration by our nominating and governance committee should submit their recommendations to the attention of the Corporate Secretary at our mailing address contained elsewhere in this Proxy Statement. Information regarding the process for submitting stockholder nominations for candidates for membership on our board of directors is set forth below under "*Frequently Asked Questions.*"

Director Qualifications

With the goal of developing a diverse, experienced, and highly qualified board of directors, our nominating and governance committee is responsible for developing and recommending to our board of directors the desired qualifications, expertise, and characteristics of members of our board of directors, including any specific minimum qualifications that the committee believes must be met by a committee-recommended nominee for membership on our board of directors and any specific qualities or skills that the committee believes are necessary for one or more of the members of our board of directors to possess.

Because the identification, evaluation, and selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors and will be significantly influenced by the particular needs of our board of directors from time to time, our board of directors has not adopted a specific set of minimum qualifications, qualities, or skills that are necessary for a nominee to possess, other than those that are necessary to meet U.S. legal, regulatory, and Nasdaq listing requirements and the provisions of our restated certificate of incorporation, our amended and restated bylaws, our Corporate Governance Guidelines, and the charters of the committees of our board of directors. In addition, neither our board of directors nor our nominating and governance committee has a formal policy with regard to the consideration of diversity in identifying nominees. When considering nominees, the nominating and governance committee may take into consideration many factors including, among other things, a candidate's independence, integrity, diversity, skills, financial and other expertise, breadth of experience, knowledge about our business or industry, and ability to devote adequate time and effort to responsibilities of our board of directors in the context of its existing composition. Through the nomination process, our nominating and governance committee seeks to promote board membership that reflects a diversity of business experience, expertise, viewpoints, personal backgrounds, and other characteristics that are expected to contribute to our board of directors' overall effectiveness. The brief biographical description of each director set forth in Proposal 1 below includes the primary individual experience, qualifications, attributes, and skills of each of our directors that led to the conclusion that each director should serve as a member of our board of directors at this time.

Board Evaluations and Refreshment

We conduct an annual self-evaluation process for our board of directors and its committees with the goal of ensuring we have developed and will maintain a diverse, experienced, and highly qualified board of directors that is representative of our key stakeholders and well positioned to oversee corporate strategy and culture. As part of this process, each member of our board of directors individually meets with outside counsel to discuss their assessment of the performance of the board of directors and its committees, their own performance, and the performance of fellow members of the board of directors. The chairperson of our board of directors shares feedback received with individual members of the board of directors, with the nominating and governance committee, and with the full board of directors. Our board of directors then reviews and discusses the feedback.

Our board evaluation process is used:

- by our board of directors and nominating and governance committee to assess the current composition of our board of directors and its committees relative to the evolving needs of the business and to make recommendations for the qualifications, expertise, and characteristics we should seek in identifying potential new directors;

- by our board of directors and nominating and governance committee to identify the strengths and areas of opportunity of each member of our board of directors and to provide insight into how each member of our board of directors can be most valuable;

- to improve agenda topics of the board of directors and its committees so that information they receive enables them to effectively address the issues they consider most critical; and

- by our nominating and governance committee as part of its annual review of each director's performance when considering whether to nominate the director for re-election to the board of directors.

As part of the evaluation and refreshment process, our board of directors has added two new independent directors since our initial public offering in 2018, Mses. Srinivasan and Vazquez-Ubarri, in addition to Ms. Brown, who joined our board of directors in December 2019 in connection with her appointment as our CEO. We also periodically refresh the composition of the committees of our board of directors. Most recently, in April 2024, Mr. Steele succeeded Mr. Gretsch as the chair of our compensation committee.

Proposal 1: Election of Directors

Our board of directors currently consists of eight directors divided into three classes. Each class serves for three years, with the terms of office of the respective classes expiring in successive years. Directors in Class III will stand for election at the Annual Meeting. The terms of office of directors in Class I and Class II do not expire until the annual meetings of stockholders held in 2025 and 2026, respectively. At the recommendation of our nominating and governance committee, our board of directors proposes that each of the Class III nominees named below, each of whom is currently serving as a director in Class III, be elected as a Class III director for a three-year term expiring at the 2027 annual meeting of stockholders and until such director's successor is elected and qualified, or until such director's earlier death, resignation, disqualification, or removal.

We have a majority voting standard for uncontested elections of directors, which means that to be elected, a director nominee must receive a majority of the votes cast. This means the number of shares voted "**FOR**" a director nominee must exceed the votes cast "**AGAINST**" that nominee (with "abstentions" and "broker non-votes" not counted as a vote cast either "**FOR**" or "**AGAINST**" that director's election). If any nominee for any reason is unable to serve or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder might determine. Each nominee has consented to being named in this Proxy Statement and to serve if elected. Proxies may not be voted for more than three directors. Stockholders may not cumulate votes for the election of directors.

> ## OUR BOARD OF DIRECTORS RECOMMENDS
> ## A VOTE "*FOR*" EACH OF THE DIRECTOR NOMINEES

Director Nominees

Information about the nominees for election as directors at the Annual Meeting is set forth below as of March 31, 2024.

Class III Director Nominees

Hayden Brown



Age: 42
Director Since: December 2019

President and Chief Executive Officer, Upwork Inc.

Upwork Board Committees:
None

Other Public Company Boards:
None

Biography

President and Chief Executive Officer, Upwork Inc., since January 2020

Numerous product leadership roles, Upwork Inc., beginning in March 2014, including Senior Vice President, Product and Design, from 2016 to April 2019, and Chief Marketing and Product Officer, from April 2019 to December 2019

Director of Marketplace and numerous product leadership roles, oDesk Corporation, our predecessor, from 2011 to March 2014

Vice President of Corporate Development, LivePerson, Inc., an online messaging, marketing, and analytics company, from 2010 to 2011

Director of Corporate Strategy and M&A, Microsoft Corporation, a technology company, during 2010

Senior Strategy Manager, Microsoft Corporation, from 2007 to 2010

Business Analyst, McKinsey & Company, a global management consulting firm

A.B., Politics, Princeton University

Board Experience

Upwork Inc., since December 2019

Qualifications

Ms. Brown brings to our board of directors her extensive leadership experience, including as our President and Chief Executive Officer, and her institutional knowledge of our company, understanding of our company culture, and familiarity with developing and executing our strategic priorities.

Gregory C. Gretsch

INDEPENDENT



Age: 57
Director Since: March 2014

Founding Partner and Managing Director, Jackson Square Ventures

Upwork Board Committees:
Audit
Compensation

Other Public Company Boards:
None

Biography

Founding Partner and Managing Director, Jackson Square Ventures, a venture capital firm, since 2011

Managing Director, Sigma Partners, a venture capital firm, since 2001

B.B.A., Management Information Systems, University of Georgia

Board Experience

Upwork Inc., since March 2014

Member of boards of directors of several private companies

oDesk Corporation, our predecessor, from 2004 to March 2014

Responsys, Inc., a marketing software company, from 2001 to 2014

Qualifications

Mr. Gretsch brings to our board of directors his significant entrepreneurial, management, and leadership experience as a founder and former executive of several startup technology companies, and his background analyzing, investing in, and serving on the boards of directors of other technology companies.

Anilu Vazquez-Ubarri

INDEPENDENT



Age: 47
Director Since: November 2020

Board Member, Partner, and Chief Operating Officer, TPG Inc.

Upwork Board Committees:
Compensation

Other Public Company Boards:
TPG Inc.

Biography

Chief Operating Officer, TPG Inc., a global private investment firm, since September 2023

Partner, TPG Inc., since July 2019

Chief Human Resources Officer, TPG Inc., from 2018 to September 2023

Chief Diversity Officer and Global Head of Talent, The Goldman Sachs Group, Inc., a multinational bank and financial services company, from 2014 to 2018

Various roles, The Goldman Sachs Group, Inc., from 2007 to 2014

Associate in executive compensation and employee benefits group, Shearman & Sterling LLP, a global law firm

J.D., Fordham University School of Law

A.B., cum laude, History and Latin American Studies, Princeton University

Board Experience

Upwork Inc., since November 2020

TPG Inc., since August 2021

Greenhouse Software, Inc., a hiring software company

TPG Pace Beneficial II Corp., a special purpose acquisition company, from March 2021 to December 2021

Qualifications

Ms. Vazquez-Ubarri brings to our board of directors valuable knowledge of human resources and employment aspects of executive management, as well as operational and risk management experience from her roles at global investment entities. She also brings her experience handling talent and diversity issues directly for multinational organizations.

Continuing Directors

Information about our directors who are serving terms that end following the Annual Meeting is set forth below as of March 31, 2024.

Class I Directors

Thomas Layton (Chair)   INDEPENDENT



Age: 61
Director Since: March 2014

Former Chief Executive Officer, OpenTable, Inc.

Upwork Board Committees:
Nominating and Governance (Chair)

Other Public Company Boards:
None

Biography

Chief Executive Officer, Metaweb Technologies, Inc., a data infrastructure company, from 2007 to 2010

Chief Executive Officer, OpenTable, Inc., an online restaurant reservation company, from 2001 to 2007

M.B.A., Stanford Graduate School of Business

B.S., University of North Carolina at Chapel Hill

Board Experience

Chairperson of Upwork Inc., since March 2014

Member of boards of directors of several private companies

oDesk Corporation, our predecessor, from 2006 to March 2014, including service as chairperson from 2011 to March 2014

Qualifications

Mr. Layton brings to our board of directors extensive leadership experience, gained from his experience advising and managing technology companies. Moreover, he brings historical knowledge, operational expertise, and continuity to our board of directors.

Kevin Harvey   INDEPENDENT



Age: 59
Director Since: March 2014

Founder and General Partner, Benchmark Capital

Upwork Board Committees:
Nominating and Governance

Other Public Company Boards:
None

Biography

Founder and General Partner, Benchmark Capital, a venture capital firm, since 1995

B.S., Engineering, Rice University

Board Experience

Upwork Inc., since March 2014

Proofpoint, Inc., a cybersecurity company, from 2002 to August 2021

oDesk Corporation, our predecessor, from 2006 to March 2014

Qualifications

Mr. Harvey brings to our board of directors his significant experience investing in and serving on the boards of directors of other technology companies, as well as his management and leadership experience as a founder and former executive of multiple startup technology companies.

Elizabeth Nelson



Age: 63
Director Since: February 2015

Former Executive Vice President and Chief Financial Officer, Macromedia, Inc.

Upwork Board Committees:
Audit (Chair)
Nominating and Governance

Other Public Company Boards:
None

Biography

Executive Vice President and Chief Financial Officer, Macromedia, Inc., a software company, from 1996 to 2005

M.B.A., Finance, Wharton School at the University of Pennsylvania

B.S., Foreign Service, Georgetown University

NACD CERT Certificate in Cybersecurity Oversight

Board Experience

Upwork Inc., since February 2015

PhenomeX Inc., a functional cell biology company, from September 2019 to October 2023

Virgin Group Acquisition Corp. II, a special purpose acquisition company, from March 2021 to June 2022

Nokia Corporation, a telecommunications company, from 2012 to April 2021

Zendesk, Inc., a software development company, from 2013 to May 2019

Pandora Media, Inc., an audio entertainment company, from 2013 to 2017

Macromedia, Inc., during 2005

Qualifications

Ms. Nelson brings to our board of directors her extensive experience in advising technology companies and a deep understanding of the financial, accounting, and operational aspects of executive management from her prior experience as an executive of numerous public and private technology companies.

Class II Directors

Leela Srinivasan



Age: 50
Director Since: July 2019

Chief Executive Officer, Parity

Upwork Board Committees:
Audit

Other Public Company Boards:
None

Biography

Chief Executive Officer, Parity, a sports marketing startup created for elite women athletes, brands, and fans to combat gender pay inequities in professional sports, since May 2023

Chief Marketing Officer, Checkout Ltd, a global payments provider also known as Checkout.com, from September 2021 to March 2023

Chief Marketing Officer, SurveyMonkey, an online agile experience management company, from April 2018 to September 2021

Chief Marketing Officer, Lever, Inc., a recruiting software company, from 2015 to 2018

Vice President of Marketing, OpenTable, Inc., an online restaurant reservation company, from 2014 to 2015

Marketing positions, LinkedIn Corporation, a professional networking company, from 2010 to 2014

Management consulting positions, Bain & Company, a global management consulting firm

Sales positions, Business Wire, a Berkshire Hathaway company and press release distribution and regulatory disclosure company

M.B.A., Tuck School of Business at Dartmouth

M.A., History and English Literature, University of Edinburgh

Board Experience

Upwork Inc., since July 2019

Member of board of advisors, Tuck School of Business at Dartmouth

Member of the board of directors, Empowered by Light, a nonprofit installing solar energy in communities without power around the world

Qualifications

Ms. Srinivasan brings to our board of directors her extensive leadership, executive, and business-to-business marketing experience gained across multiple organizations, including SurveyMonkey. Ms. Srinivasan's experience spans multiple relevant aspects of marketing including product marketing, field marketing, online/digital marketing, corporate communications, global customer programs, advertising, campaigns, events, and corporate and employer branding. In her prior roles, she spent roughly a decade in HR technology.

Gary Steele INDEPENDENT



Age: 61
Director Since: August 2018

Executive Vice President and General Manager of Splunk, Cisco Systems, Inc.

Upwork Board Committees:
Compensation (Chair)

Other Public Company Boards:
None

Biography

Executive Vice President and General Manager of Splunk, Cisco Systems, Inc., a worldwide technology company, since March 2024

Chief Executive Officer, Splunk Inc., a data platform for security and observability, from April 2022 to March 2024

Chief Executive Officer, Proofpoint, Inc., a cybersecurity company, from 2002 to March 2022

Chief Executive Officer, Portera Systems Inc., a software company, from 1997 to 2002

Vice President and General Manager of the Middleware and Data Warehousing Product Group, Sybase, Inc., an enterprise and mobile software company

Business development, marketing, and engineering roles at Sun Microsystems, Inc. and Hewlett-Packard Company, computer, computer software, and information technology companies

B.S., Computer Science, Washington State University

Board Experience

Upwork Inc., since August 2018

Member of boards of directors of two privately held companies

Splunk Inc., from April 2022 to March 2024

Proofpoint, Inc., from 2002 to March 2022, including service as chairperson from 2018 to 2021

Qualifications

Mr. Steele brings to our board of directors valuable business experience managing a public company, expertise in cybersecurity, and extensive knowledge of advising technology companies.

Director Expertise, Experience, and Attributes

Our board of directors comprises a diverse mix of directors with complementary expertise, experience, and attributes, as summarized in the table below. Our directors may also have experience or attributes in addition to what is reflected below.

Summary of Expertise, Experience, and Attributes	Layton	Brown	Gretsch	Harvey	Nelson	Srinivasan	Steele	Vazquez-Ubarri
CEO and Management Experience — Experience in executive management positions	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Sustainability and ESG — Experience with corporate sustainability, including ESG matters			✓		✓	✓	✓	✓
Cybersecurity — Understands cybersecurity risks in enterprise operations		✓			✓	✓	✓	
Finance — Experience in leadership of a financial firm or management of the finance function of an enterprise	✓	✓	✓	✓	✓		✓	✓
Human Capital Management — Experience in attracting, motivating, developing, and retaining qualified personnel to foster a corporate culture that encourages and promotes accountability, performance, and diversity, inclusion, equity, and belonging	✓	✓	✓	✓	✓	✓	✓	✓
International Business — Experience with global businesses, operations, strategy, and/or customer bases	✓	✓	✓	✓	✓	✓	✓	✓
Marketing and Product — Experience in marketing and leadership of corporate marketing functions or experience in product development			✓	✓	✓	✓	✓	✓
Operations — Current or former executive with significant operating experience who is able to provide insight into developing, implementing, and assessing an enterprise's operating plan, business, and strategy	✓	✓	✓	✓	✓	✓	✓	✓
Other Public Company Board Experience — Experience on other public company boards and providing oversight of governance matters, such as ethics, corporate responsibility, and protection of stockholder interests	✓		✓	✓	✓		✓	✓
Risk Management — Experience in overseeing risk management and understanding risks faced by enterprise operations		✓			✓	✓	✓	✓
Strategic Planning — Experience in providing insight into developing, implementing, and assessing businesses and strategy	✓	✓	✓	✓	✓	✓	✓	✓
Technology and Product Development — Experience in the technology industry and in management of technology companies and/or experience in product development, including engineering and design	✓	✓	✓	✓	✓	✓	✓	✓

Board Composition

We believe that our current board of directors' composition represents an effective balance with respect to director tenure and age. Recent director additions provide our board of directors with fresh perspectives and diverse experiences, while directors with longer tenure provide continuity and valuable insight into our business and strategy. In addition, we are committed to creating a diverse and inclusive culture, which starts at the top with our board of directors. Four of our eight directors self-identify as female, two directors self-identify as an underrepresented minority, and one director self-identifies as LGBTQ+.[9] All of our directors bring unique experiences and backgrounds to Upwork.

	Layton	Brown	Gretsch	Harvey	Nelson	Srinivasan	Steele	Vazquez-Ubarri
Demographics and Board Diversity Matrix[10]								
Age	61	42	57	59	63	50	61	47
Tenure	10	4	10	10	9	4	5	3
Gender								
Female		✓			✓	✓		✓
Male	✓		✓	✓			✓	
Race/Ethnicity								
Asian						✓		
Hispanic or Latinx								✓
White	✓	✓	✓	✓	✓	✓	✓	
LGBTQ+								

One director self-identifies as LGBTQ+

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[9] "Diverse," "female," "underrepresented minority," and "LGBTQ+" as defined in the Nasdaq listing standards.
[10] Age and tenure as of March 31, 2024. Tenure does not include service on the board of directors of Elance or oDesk prior to the combination of the two companies in March 2014. All other demographics are based on each director's self-identification.

2023 Director Compensation

The following table provides information for 2023 regarding all compensation awarded to, earned by, or paid to each person who served as a director for some portion or all of 2023, other than Ms. Brown, our CEO. Ms. Brown is not included in the table below as she is an employee and received no compensation for her service as a director during 2023. The compensation received by Ms. Brown as an employee is shown in the "*Executive Compensation—2023 Summary Compensation Table*" below.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)[2]
Thomas Layton[3]	8,500	309,077	317,577
Gregory C. Gretsch[4]	32,500	247,265	279,765
Kevin Harvey[5]	4,300	247,265	251,565
Elizabeth Nelson[6]	94,300	190,604	284,904
Leela Srinivasan[7]	72,500	190,604	263,104
Gary Steele[8]	7,500	247,265	254,765
Anilu Vazquez-Ubarri[9]	62,500	190,604	253,104

(1)   The amounts reported in this column for certain members of our board of directors may be lower than those of the other members of our board of directors because of the different compensation arrangements based on elections to receive fees or awards in cash or equity or based on additional fees payable on account of committee membership, as further described in "—*Non-Employee Director Compensation Arrangements*."

(2)   The amounts reported in these columns represent the aggregate grant date fair value of RSUs awarded to directors in 2023 computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718, which we refer to as ASC 718. The number of RSUs that a director receives is calculated by dividing the target value of the RSU award by the 30-day trailing average trading price. Accordingly, the amounts reported in this column do not reflect the actual economic value realized by the director, which will vary depending on the performance of our common stock. Members of our board of directors may elect to receive a portion of their compensation in cash consideration in lieu of RSUs, as further described in "—*Non-Employee Director Compensation Arrangements*."

(3)   As of December 31, 2023, Mr. Layton held 29,393 unvested RSUs, which included the Annual Award, the Non-Executive Chairperson Fee, and the General Board Service Fee (RSU), as further described in (and which vest in accordance with the vesting schedule described under) "—*Non-Employee Director Compensation Arrangements*."

(4)   As of December 31, 2023, Mr. Gretsch held 25,757 unvested RSUs, which included both the Annual Award and the General Board Service Fee (RSU), as further described in (and which vest in accordance with the vesting schedule described under) "—*Non-Employee Director Compensation Arrangements*."

(5)   As of December 31, 2023, Mr. Harvey held 25,757 unvested RSUs, which included both the Annual Award and the General Board Service Fee (RSU), as further described in (and which vest in accordance with the vesting schedule described under) "—*Non-Employee Director Compensation Arrangements*."

(6)   As of December 31, 2023, Ms. Nelson held 22,424 unvested RSUs, which represented the Annual Award, and a stock option to purchase 295,000 shares of common stock. The RSUs are further described in (and vest in accordance with the vesting schedule described under) "—*Non-Employee Director Compensation Arrangements*." The stock option was fully vested and exercisable as of December 31, 2023, and expires on February 25, 2025.

(7)   As of December 31, 2023, Ms. Srinivasan held 22,424 unvested RSUs, which represented the Annual Award, as further described in (and which vest in accordance with the vesting schedule described under) "—*Non-Employee Director Compensation Arrangements*."

(8)   As of December 31, 2023, Mr. Steele held 25,757 unvested RSUs, which included both the Annual Award and the General Board Service Fee (RSU), and a stock option to purchase 150,527 shares of common stock. The RSUs are further described in (and vest in accordance with the vesting schedule described under) "—*Non-Employee Director Compensation Arrangements*." The stock option was fully vested and exercisable as of December 31, 2023, and expires on August 19, 2028.

(9)   As of December 31, 2023, Ms. Vazquez-Ubarri held 22,424 unvested RSUs, which represented the Annual Award, as further described in (and which vest in accordance with the vesting schedule described under) "—*Non-Employee Director Compensation Arrangements*."

Non-Employee Director Compensation Arrangements

In April 2022, our board of directors approved an amended and restated non-employee director compensation program. Our current amended and restated non-employee director compensation program is as follows:

Equity Compensation—Initial Award

Upon initial appointment or election to our board of directors, each new non-employee director appointed or elected to our board of directors will be granted RSUs under our 2018 Equity Incentive Plan, which we refer to as the 2018 Plan, with a total value of $400,000 based on a 30-day trailing average trading price, which we refer to as the Initial Award. The grant date fair value of the Initial Award shall not exceed $1,000,000 in a calendar year when combined with the aggregate grant date fair value of any other equity award(s) and cash compensation received by such non-employee director for service on our board of directors for such calendar year.

The Initial Award will be granted effective on the date of the non-employee director's initial appointment or election to our board of directors, which we refer to as the Initial Award Grant Date.

The Initial Award will vest with respect to one-third of the total number of RSUs subject to the Initial Award each year beginning with the date that is the one-year anniversary of the Initial Award Grant Date, in each case, so long as the non-employee director continues to provide services as a non-employee director to us through such date. The final annual installment of the Initial Award will fully vest on the earlier of (i) the date immediately prior to our annual meeting of stockholders in the last full year of the vesting of the Initial Award and (ii) the date that is the last day of the last full year of the vesting of such grant, in each case, so long as the non-employee director continues to provide services as a non-employee director to us through such date.

The Initial Award will accelerate in full immediately prior to the consummation of a "corporate transaction" (as defined in the 2018 Plan).

Cash or Equity Compensation Election—Annual Award

Each non-employee director will automatically be entitled to an annual award of a $185,000 cash payment or RSUs with a total value of $185,000 based on a 30-day trailing average trading price, which we refer to as the Annual Award. The Annual Award will be payable in the form of RSUs or, at a non-employee director's election, in cash.

The initial Annual Award, to the extent payable in RSUs and consistent with the applicable election made, will be granted automatically on the date of the non-employee director's initial appointment or election to our board of directors, which we refer to as the Initial Annual Award Grant Date, and will be pro-rated for partial quarters served. Subsequently, the Annual Award, to the extent payable in RSUs, will be granted automatically on the date of our annual meeting of stockholders for each year thereafter, which we refer to as the Annual Award Grant Date.

The Annual Award will fully vest, or in the case of cash will be paid, on the earlier of (i) the date immediately prior to our next annual meeting of stockholders and (ii) the date that is one year following the Initial Annual Award Grant Date or Annual Award Grant Date, as the case may be, so long as the non-employee director continues to provide services as a non-employee director to us through such date. The Annual Award will be paid, in the case of cash, or settled, in the case of RSUs, in the same calendar year in which the Annual Award vests.

The Annual Award (regardless of the form of payment) will accelerate in full immediately prior to the consummation of a "corporate transaction" (as defined in the 2018 Plan).

Cash or Equity Compensation Election—Board Service Fees

The following table sets forth annual compensation payable, which we refer to as a Fee, to each non-employee director for general service as a member of the board of directors, which we refer to as the General Board Service Fee, and for any service in a general board leadership position:

2023 Board Service Fees	
General board service fee	$55,000
Non-executive chairperson fee	$60,000
Lead independent director fee[1]	$15,000

(1)   As an independent director served as our chairperson for the entirety of 2023, no lead independent director fee was payable for 2023.

Each Fee is pro-rated for partial quarters served and payable in cash or, at a non-employee director's election, in the form of RSUs.

If the non-employee director elects to receive the Fee in cash, which we refer to as the Fee (Cash), it will be paid quarterly in arrears (with the first such payment in any event occurring on the last day of the first calendar quarter following the date of the director's appointment or election to our board of directors), in each case, so long as the non-employee director continues to provide services in the applicable capacity to us through such date.

If the non-employee director elects to receive the Fee in RSUs, which we refer to as the Fee (RSU), the initial Fee (RSU) will be granted automatically on the date of the director's initial appointment or election to our board of directors and each subsequent Fee (RSU) will be granted automatically on the date of our annual meeting of stockholders for each year thereafter. The number of shares subject to the applicable Fee (RSU) will be based on a 30-day trailing average trading price (which will be pro-rated for partial quarters served in the relevant capacity). The Fee (RSU) will vest and settle quarterly (with the first such vesting and settlement date occurring on the last day of the first calendar quarter following the date of the non-employee director's appointment or election to our board of directors), in each case, so long as the non-employee director continues to provide services in the applicable capacity to us through such date.

The Fee (regardless of the form of payment) will accelerate in full immediately prior to the consummation of a "corporate transaction" (as defined in the 2018 Plan).

The final quarterly installment of each Fee (Cash) or Fee (RSU), as applicable, will fully vest on the earlier of (i) the date immediately prior to our next annual meeting of stockholders and (ii) the date that is the last day of the last full quarter of the vesting of such grant, in each case, so long as the non-employee director continues to provide services in the applicable capacity to us through such date.

Cash Compensation—Committee Membership Fees

In addition to the General Board Service Fee, each non-employee director is entitled to receive additional annual cash compensation for committee membership as set forth in the following table:

2023 Committee Membership Compensation

Audit committee chair	$35,000
Audit committee member	$17,500
Compensation committee chair	$15,000
Compensation committee member	$7,500
Nominating and governance committee chair	$8,500
Nominating and governance committee member	$4,300

Chairs of our committees receive the cash compensation designated above for chairs in lieu of the non-chair member cash compensation.

The cash compensation designated above will be paid quarterly in arrears, for so long as the non-employee director continues to provide services in the applicable non-employee director capacity to us through such date, and will be pro-rated for partial quarters served. The final quarterly installment of each such annual fee will be paid on the earliest of (i) the date of our next annual meeting of stockholders, (ii) the date immediately prior to our next annual meeting of stockholders if the applicable non-employee director's service as a director ends at such meeting due to the director's failure to be re-elected or the director not standing for re-election, and (iii) the date that is the last day of the last full quarter of such installment, in each case, so long as the non-employee director continues to provide services in the applicable capacity to us through such date.

Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm

Our audit committee has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm to perform the audits of our consolidated financial statements and our internal control over financial reporting for the year ending December 31, 2024, and recommends that stockholders vote for ratification of such selection. The ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2024, requires the affirmative vote of a majority of the voting power of the shares present or represented by proxy at the Annual Meeting and voting affirmatively or negatively on the proposal. In the event that PricewaterhouseCoopers LLP is not ratified by our stockholders, the audit committee will review its future selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm. Further, the audit committee may select a different independent registered public accounting firm at any time if, in the committee's sole discretion, the committee determines that such a change would be in the best interests of our company and stockholders.

PricewaterhouseCoopers LLP audited our consolidated financial statements and our internal control over financial reporting for the year ended December 31, 2023. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting, and they will be given an opportunity to make a statement at the Annual Meeting if they desire to do so and will be available to respond to appropriate questions.

> ## OUR BOARD OF DIRECTORS AND AUDIT COMMITTEE RECOMMEND
> ## A VOTE "*FOR*" PROPOSAL 2

Independent Registered Public Accounting Firm Fees and Services

We regularly review the services and fees from our independent registered public accounting firm. These services and fees are also reviewed with our audit committee annually. In accordance with standard policy, PricewaterhouseCoopers LLP periodically rotates the individuals who are responsible for our audit.

In addition to performing the audit of our consolidated financial statements and our internal control over financial reporting, PricewaterhouseCoopers LLP provided various other services during the years ended December 31, 2022 and 2023. Our audit committee has determined that PricewaterhouseCoopers LLP's provision of these services, which are described below, does not impair PricewaterhouseCoopers LLP's independence from us.

During the years ended December 31, 2022 and 2023, fees for services provided by PricewaterhouseCoopers LLP were as follows (in thousands):

Fees Billed to Upwork	2022	2023
Audit fees[1]	$3,002	$3,471
Audit-related fees	—	—
Tax fees[2]	—	—
All other fees[3]	4	4
Total fees	$3,006	$3,475

(1) "Audit fees" include fees for audit services primarily related to: the audit of our annual consolidated financial statements and attestation services related to compliance with the Sarbanes-Oxley Act of 2002; the review of our quarterly condensed consolidated financial statements; comfort letters, consents, and assistance with and review of documents filed with the SEC; and other services normally provided in connection with statutory and regulatory filings.

(2) "Tax fees" include fees for tax compliance and advice. Tax advice fees encompass a variety of permissible tax services, including technical tax advice related to federal and state income tax matters.

(3) "All other fees" include fees for annual subscription services for access to online accounting research and disclosure checklist software applications.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm, the scope of services provided by the independent registered public accounting firm, and the fees for the services to be performed. These services may include audit services, audit-related services, tax services, and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

All of the services relating to the fees described in the table above were approved by our audit committee.

Proposal 3: Advisory Vote to Approve Named Executive Officer Compensation

In accordance with Section 14A of the Exchange Act, we are providing stockholders with an opportunity to make a non-binding advisory vote to approve the compensation of our Named Executive Officers. This non-binding advisory vote is commonly referred to as a Say-on-Pay vote. The non-binding advisory vote to approve the compensation of our Named Executive Officers, as disclosed in this Proxy Statement, will be determined by the vote of a majority of the voting power of the shares present or represented at the Annual Meeting and voting affirmatively or negatively on the proposal.

Stockholders are urged to read the "*Executive Compensation*" section of this Proxy Statement, which discusses how our executive compensation policies and procedures implement our compensation philosophy and contains tabular information and narrative discussion about the compensation of our Named Executive Officers. In addition, the "*Executive Compensation*" section provides further insight into the feedback that we have received from stockholders regarding prior pay practices and the changes incorporated into our 2024 compensation program to further reinforce our business and talent objectives while also being responsive to the stockholder feedback. Our compensation committee and our board of directors believe that these policies and procedures are effective in implementing our compensation philosophy and in achieving our goals. Accordingly, we ask our stockholders to vote "**FOR**" the following resolution at the Annual Meeting:

> "RESOLVED, that our stockholders approve, on a non-binding advisory basis, the compensation of the Named Executive Officers, as disclosed in the Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative discussion, and the other related disclosures."

As an advisory vote, this proposal is not binding. However, our board of directors and compensation committee, which is responsible for designing and administering our executive compensation program, value the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our Named Executive Officers.

**OUR BOARD OF DIRECTORS RECOMMENDS
A VOTE "*FOR*" PROPOSAL 3**

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2024, by:

- each of our Named Executive Officers;

- each of our directors;

- all of our directors and executive officers as a group; and

- each stockholder known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole dispositive power with respect to all shares beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 133,118,345 shares of our common stock outstanding as of March 31, 2024. The table below does not include Mr. Bottoms, as he was appointed as an executive officer after March 31, 2024. Shares of our common stock subject to stock options that are exercisable as of and within 60 days of March 31, 2024, or RSUs that may vest and settle within 60 days of March 31, 2024, are deemed to be outstanding and to be beneficially owned by the person holding the stock options or RSUs for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each of the individuals and entities listed in the table below is c/o Upwork Inc., 475 Brannan Street, Suite 430, San Francisco, California 94107.

Name	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (%)
Named Executive Officers and Directors:		
Hayden Brown[1]	1,465,731	1.1
Erica Gessert[2]	153,105	*
Eric Gilpin	100,000	*
Gregory C. Gretsch[3]	2,842,417	2.1
Kevin Harvey[4]	2,625,451	2.0
Thomas Layton[5]	2,086,795	1.6
Elizabeth Nelson[6]	689,288	*
Leela Srinivasan	39,210	*
Gary Steele[7]	188,171	*
Anilu Vazquez-Ubarri	33,875	*
All executive officers and directors as a group (10 persons)[8]	10,224,043	7.6
Other 5% Stockholders:		
The Vanguard Group, Inc.[9]	15,226,218	11.4
BlackRock, Inc.[10]	9,768,944	7.3

*   Less than 1%

(1)   Consists of (i) 1,145,980 shares of common stock, (ii) 261,709 shares of common stock subject to options that are exercisable within 60 days of March 31, 2024, and (iii) 58,042 shares of common stock subject to RSUs that vest within 60 days of March 31, 2024.

(2)   Consists of (i) 3,105 shares of common stock acquired under our 2018 Employee Stock Purchase Plan, which we refer to as the 2018 ESPP, in November 2023 and (ii) 150,000 shares of common stock subject to RSUs that vest within 60 days of March 31, 2024.

(3)   Consists of (i) 244,848 shares of common stock held of record by Mr. Gretsch, (ii) 716,795 shares of common stock held of record by a trust for the benefit of Mr. Gretsch, (iii) 714,162 shares of common stock held of record by a trust for the benefit of Mr. Gretsch and his spouse, (iv) 35,020 shares of common stock held of record by a trust for the benefit of Mr. Gretsch's children, and (v) 1,131,592 shares of common stock held of record by a limited partnership controlled by Mr. Gretsch.

(4)   Consists of (i) 60,144 shares of common stock held of record by Mr. Harvey, (ii) 813,992 shares of common stock held of record by the Harvey Family Trust DTD 12/15/2000, of which Mr. Harvey is trustee, and (iii) 1,751,315 shares of common stock held of record by a limited liability company controlled by Mr. Harvey.

(5)   Consists of (i) 3,484 shares of common stock held of record by Mr. Layton and (ii) 2,083,311 shares of common stock held of record by the Thomas H. Layton Separate Property Trust dtd 11/29/99, of which Mr. Layton serves as trustee. The number of shares reported reflects the transfer of 2,055,651 shares to Mr. Layton's former spouse pursuant to a divorce settlement.

(6)   Consists of (i) 10,192 shares of common stock held of record by Ms. Nelson, (ii) 384,096 shares of common stock held of record by the Nelson Family Trust, and (iii) 295,000 shares of common stock subject to stock options held by Ms. Nelson that are exercisable within 60 days of March 31, 2024.

(7)   Consists of (i) 37,644 shares of common stock and (ii) 150,527 shares of common stock subject to options that are exercisable within 60 days of March 31, 2024.

(8)   Consists of (i) 9,308,765 shares of common stock, (ii) 707,236 shares of common stock subject to stock options that are exercisable within 60 days of March 31, 2024, and (iii) 208,042 shares of common stock subject to RSUs that vest within 60 days of March 31, 2024 held by our executive officers and directors as a group (other than Mr. Bottoms, as he was appointed as an executive officer after March 31, 2024).

(9)   Based solely on information contained in a Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group. The Schedule 13G/A indicated that The Vanguard Group had shared voting power over 228,615 shares, sole dispositive power over 14,868,287 shares, and shared dispositive power over 357,931 shares of our common stock. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(10)   Based solely on information contained in a Schedule 13G/A filed with the SEC on January 26, 2024 by BlackRock, Inc. The Schedule 13G/A indicated that BlackRock, Inc. had sole voting power over 9,615,961 shares of our common stock and sole dispositive power over 9,768,944 shares of our common stock. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

Executive Officers and Key Employees

Information about our executive officers and key employees is set forth below as of March 31, 2024.

Executive Officers

Our board of directors annually designates our executive officers, who then serve at the discretion of our board of directors. There is no family relationship between any of our directors or executive officers and any of our other directors or executive officers, and there are no arrangements or understandings between any of our executive officers and any other person pursuant to which any of our executive officers was selected as an executive officer.

Hayden Brown



Age: 42
Current Role Since: January 2020

President and Chief Executive Officer

Biography

President and Chief Executive Officer, Upwork Inc., since January 2020

Numerous product leadership roles, Upwork Inc., beginning in March 2014, including Chief Marketing and Product Officer, from April 2019 to December 2019, and Senior Vice President, Product and Design, from 2016 to April 2019

Director of Marketplace and numerous product leadership roles, oDesk Corporation, our predecessor, from 2011 to March 2014

Vice President of Corporate Development, LivePerson, Inc., an online messaging, marketing, and analytics company, from 2010 to 2011

Director of Corporate Strategy and M&A, Microsoft Corporation, a technology company, during 2010

Senior Strategy Manager, Microsoft Corporation, from 2007 to 2010

Business Analyst, McKinsey & Company, a global management consulting firm

A.B., Politics, Princeton University

Erica Gessert



Age: 49
Current Role Since: April 2023

Chief Financial Officer

Biography

Chief Financial Officer, Upwork Inc., since April 2023

Chief Transformation Officer, PayPal Holdings, Inc., a digital payments and commerce company, from January 2022 to March 2023

Senior Vice President of Finance & Analytics, PayPal Holdings, Inc., from June 2019 to January 2022

Vice President of Finance & Analytics, PayPal Holdings, Inc., from 2017 to June 2019

Vice President of Finance Operations, Postpaid Marketing & Chief Financial Officer, Sprint Prepaid, Sprint Corporation, a communications company

Director of Investor Relations, Sprint Corporation

Director of Investor Relations, Virgin Mobile USA, Inc., a wireless communications company

Studied Economics and Philosophy, Reed College

Dave Bottoms[11]



Age: 53
Current Role Since: December 2022

General Manager, Marketplace

Biography

General Manager, Marketplace, Upwork Inc., since December 2022

Vice President II, Product Expansion and Innovation, Upwork Inc., from September 2022 to December 2022

Director of Product Management, Meta Platforms, Inc., a social media conglomerate corporation, from November 2020 to September 2022

Head of Product Management, Customer Growth, Dropbox, Inc., a cloud storage and collaboration company, from January 2019 to April 2020

Vice President II, Product Management, Yahoo, a subsidiary of Verizon Communications Inc., a communications company, from June 2017 to June 2018

Vice President, Global Product Management, Yahoo! Inc., a web services company, from October 2013 to June 2017

B.A., English Literature, Denison University

Key Employees

Brian Levey



Age: 56
Current Role Since: October 2017

Chief Business Affairs and Legal Officer & Secretary

Biography

Chief Business Affairs and Legal Officer & Secretary, Upwork Inc., since October 2017

Chief Financial Officer, Upwork Inc., from 2015 to 2017

General Counsel and Secretary, Upwork Inc., from March 2014 to October 2017

Vice President, General Counsel and Secretary, oDesk Corporation, our predecessor, from 2013 to March 2014

Served in a variety of legal roles at eBay Inc., a global ecommerce company, from 2000 to 2013, including Vice President, Deputy General Counsel and Assistant Secretary, from 2006 to 2013

Vice President, Legal, Metro-Goldwyn-Mayer Studios, a worldwide film and television production and distribution company

Began his legal career with Latham & Watkins LLP, a global law firm

J.D., Stanford Law School

A.B., Economics, Stanford University

Sunita Solao



Age: 48
Current Role Since: April 2023

Chief People Officer

Biography

Chief People Officer, Upwork Inc., since April 2023

Vice President, People, Convoy, Inc., a digital freight network company, from October 2020 to May 2022

Head of People for Homes Business Division, Airbnb, Inc., a global travel marketplace company, from 2017 to September 2020

Several human resources leadership roles, Airbnb, Inc., from 2014 to 2017

Several human resources leadership roles, eBay Inc., a global ecommerce company, from 2009 to 2014

M.B.A., Human Resources Management, University of Wisconsin-Madison

M.B.A., Human Resources Management, Symbiosis International University

B.E., Chemical Engineering, Birla Institute of Technology and Science, Pilani

---

[11] Mr. Bottoms was appointed as an executive officer in April 2024.

Melissa Waters



Age: 47
Current Role Since: December 2021

Chief Marketing Officer

Biography

Chief Marketing Officer, Upwork Inc., since December 2021

Global Vice President of Marketing, Instagram, Meta Platforms, Inc., a social media conglomerate corporation, from June 2020 to December 2021

Chief Marketing Officer, Hims and Hers Health, Inc., a telehealth company, from April 2019 to May 2020

Vice President, Marketing, Lyft, Inc., a transportation company, from 2016 to 2018

A variety of roles in brand and marketing at Pandora Media, Inc., a streaming radio service, from 2011 to 2016, including Vice President, Brand and Product Marketing

M.B.A., Babson College

B.A., Public Relations and Journalism, University of Houston

Executive Compensation

Letter from the Compensation Committee

Dear Upwork Stockholders,

As Upwork's compensation committee, our philosophy is to provide an executive compensation program that attracts and retains talented executives who contribute to our long-term success; rewards achievement of our short- and long-term strategic objectives; and aligns our executives' interests with those of our stockholders by focusing on sustainable, long-term value creation.

2023 was a critical year for Upwork as we enhanced our strategic focus on driving durable, profitable growth. As the company focused on emerging strategic priorities, the compensation committee sought feedback from stockholders as we considered potential improvements to the design of our executive compensation program, all the while remaining committed to our key compensation principles.

Upwork's Strategic Evolution

As Upwork has grown, our strategy has evolved. From an executive compensation perspective, it is critical that we ensure our executive pay programs continue to align incentives with our evolving strategy for long-term value creation. In the years following our initial public offering in 2018, our primary focus was growth. This focus enabled us to establish a strong market presence in a growing and competitive total addressable market. As we began 2023, revenue growth continued to be the primary financial objective and focus area for our stockholders, and this was reflected in our incentive program metrics established in February 2023. Since then, Upwork's focus—in alignment with stockholder feedback—shifted toward an emphasis on driving profitability, while still prioritizing growth. Notably, we moved from negative adjusted EBITDA in the first quarter of 2023 to delivering net income of $17.4 million and $30.5 million in adjusted EBITDA in the fourth quarter of 2023, and we are building on this momentum going forward. This shift in strategic focus along with stockholder feedback were the driving forces in shaping the go-forward updates to our executive compensation program outlined below.

2023 Say-on-Pay Vote and Stockholder Feedback

We consider stockholder perspectives as a key factor in our compensation decision-making process. During 2023, some stockholders expressed concerns with our executive pay programs as evidenced by lower support for our Say-on-Pay vote than in prior years. Following this vote, we undertook robust stockholder outreach to seek feedback on our executive compensation program. In addition to prior outreach efforts, in fall 2023, we contacted stockholders representing approximately 44% of shares outstanding and engaged with stockholders representing approximately 21% of shares outstanding. Our compensation committee chair participated directly in several of these stockholder conversations. Consistent themes we heard from stockholders were that they wanted Upwork to use a broader set of financial performance metrics, differentiated between the short- and long-term incentive programs, and to use a longer performance period in our PSU program.

2024 Compensation Program Updates Informed by Stockholder Feedback

Based on both Upwork's broader strategic evolution and stockholder feedback, we made improvements to the design of both our annual and long-term incentive programs beginning in 2024 to increase the focus on profitable growth, use a broader set of performance metrics aligned with our strategy, and ensure strong alignment with long-term stockholder value creation.

We have updated the performance metrics in our short-term incentive program to include both revenue and adjusted EBITDA, each weighted at 50%, and have included an incentive to achieve strong GSV growth as a potential modifier. We have also re-designed our long-term incentive program to reinforce multi-year performance achievement by incorporating performance milestones for PSU awards that measure year-over-year revenue growth and annual adjusted EBITDA margin in each of the second (2025) and third (2026) year after grant.

Our changes to the executive compensation program are responsive to stockholder feedback to use a broader and differentiated set of financial metrics and longer performance periods in the PSU program. We remain focused on aligning performance metrics and goals with our current business strategy and ensuring strong continued alignment with our pay-for-performance philosophy.

Committee Refreshment

We are committed to ongoing periodic committee rotation, which ensures fresh perspectives in committee discussions and positions us to provide robust oversight. We are excited to welcome Gary Steele as chair of our committee effective in April 2024, and we would like to thank Gregory Gretsch for his dedicated service in the role since our initial public offering in 2018, including his leadership in the implementation of the significant executive compensation program design improvements effective for 2024.

The compensation committee considers our executive compensation program a key lever to align the interests of our stockholders and executives and drive long-term success. We are excited by Upwork's strong momentum and look forward to continuing our dialogue with stockholders.

Sincerely,

  

Gary Steele (Chair) Gregory C. Gretsch Anilu Vazquez-Ubarri

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the material elements of our executive compensation program during 2023 for our principal executive officer, principal financial officer, and our only other executive officer serving during the year, whom we refer to collectively as our Named Executive Officers, and provides an overview of our executive compensation philosophy, policies, and practices.

2023 Named Executive Officers

- Hayden Brown, our President and Chief Executive Officer

- Erica Gessert, our Chief Financial Officer[12]

- Eric Gilpin, our former Chief Sales Officer[13]

Compensation Discussion and Analysis Roadmap

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[12] On March 22, 2023, our board of directors appointed Ms. Gessert as our Chief Financial Officer effective as of April 25, 2023, her initial day of employment.

[13] On May 3, 2023, we announced that Mr. Gilpin would be departing from our company. To facilitate a smooth transition of his responsibilities, Mr. Gilpin remained employed by us through June 30, 2023 in the capacity of Sales Advisor.

Executive Summary

Executive Compensation Program Progression and Stockholder Engagement

2023 Performance Highlights



(1)   As of December 31, 2023.

(2)   Adjusted EBITDA is not prepared in accordance with, and is not an alternative to, financial measures prepared in accordance with generally accepted accounting principles, which we refer to as GAAP. See "*Appendix A: Reconciliation of Non-GAAP Financial Measures*" to this Proxy Statement for a definition of adjusted EBITDA and for information regarding our use of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income, the most directly comparable financial measure prepared under GAAP.

In 2023, we generated strong operational and financial results while advancing valuable strategic initiatives. Upwork's leadership team executed a swift and successful pivot to profitability and cash generation in 2023, moving from negative adjusted EBITDA in the first quarter to achieving profit margin of 9% and adjusted EBITDA margin of 17% in the fourth quarter. We are proud of the speed of this accomplishment, moving to mid-teen adjusted EBITDA margins in just two quarters, and we believe it reflects the strong operating leverage and agility of our business and sets the stage for continued durable profitable growth going forward.

Our 2023 incentive compensation programs focused primarily on Compensation Program Revenue[14] as the key performance objective due to our strategic focus on growth at the time the 2023 executive compensation program was approved. We delivered a 12% year-over-year improvement in Compensation Program Revenue from 2022 to 2023, which represents strong growth in a dynamic macro environment. However, this outcome was below the target set by our compensation committee for our 2023 executive compensation program, and, consistent with our philosophy of paying for performance, our 2023 short- and long-term incentive programs were earned at 54% of target.

---

[14] For purposes of our 2023 executive compensation program, "Compensation Program Revenue" meant our total revenue for the fiscal year ended December 31, 2023, less the "costs of talent services to deliver managed services" for the fiscal year ended December 31, 2023. Compensation Program Revenue is not a financial measure prepared in accordance with GAAP. For more information on how we compute this non-GAAP financial measure and a reconciliation to the most directly comparable financial measure prepared in accordance with GAAP, please refer to "*Appendix A: Reconciliation of Non-GAAP Financial Measures*" to this Proxy Statement.

2023 Stockholder Engagement and Response to Say-on-Pay Vote and Stockholder Feedback

Our board of directors and management team value feedback from our stockholders. Members of our board and management team directly engage in regular dialogue with our stockholders on a range of matters, including executive compensation, so that we can understand stockholders' views and expectations and share our perspectives on these important subjects. See "*Corporate Governance—Stockholder Engagement*" for more information on our stockholder engagement program.

At our 2023 annual meeting of stockholders, 59.8% of the votes cast (for and against) approved our Say-on-Pay proposal regarding 2022 named executive officer compensation. Our board of directors noted that this represented the second consecutive year of decreased stockholder support for our Say-on-Pay proposals and the first year in which support dropped below 70%.

In response to this declining support for our Say-on-Pay proposals, our board of directors and management team pursued a deliberate and robust effort to enhance our fall 2023 engagement campaign to discuss topics including our executive compensation program to better understand the concerns of our stockholders and obtain stockholder feedback on potential changes to our executive compensation practices. As depicted in the following graphic, in fall 2023, we contacted our largest institutional stockholders and engaged with all stockholders who accepted our request for a meeting.



Contacted holders of	Engaged holders of	Director involvement for
44%	**21%**	**52%**
of our outstanding shares	of our outstanding shares	of engaged shares

Taking into consideration the feedback received during this engagement campaign and with an aim toward enhancing our executive compensation program, responding to stockholder concerns, and aligning our compensation program with our strategic focus on durable, profitable growth, our compensation committee, in consultation with its independent compensation consultant, made the following changes to our executive compensation program for 2024:

Topic	What We Heard	Actions Taken in Response
Short-Term Incentive Compensation Program Design	• Prefer differentiation in company performance metrics between short- and long-term incentive programs • Support addition of profitability metric to short-term incentive program	✓ Differentiated metrics between 2024 short-term and long-term incentive programs ○ Added adjusted EBITDA as performance metric (weighted 50%) for 2024, incentivizing single-year achievement of both revenue and profitability
Long-Term Incentive Compensation Program Design	• Prefer multi-year performance period for PSU program • Prefer differentiation in company performance metrics between short- and long-term incentive programs • Support addition of profitability metric to long-term incentive program • Support for 2023 increase in allocation of PSU awards in our long-term incentive program—to 50% in 2023 from 40% in 2022—for our non-CEO Named Executive Officers	✓ Introduced multi-year performance goals for 2024 PSU awards, measuring performance at the end of years 2025 and 2026 rather than at the end of 2024 ✓ Differentiated metrics between 2024 short-term and long-term incentive programs ○ Added year-over-year revenue growth and adjusted EBITDA margin as performance metrics for 2024 PSU awards, incentivizing sustainable, multi-year growth

The new performance metrics incorporated into our short- and long-term incentive programs align with our strategic objectives and evolving business, incentivize long-term performance, and tie executive compensation to stockholder value creation. In addition, measuring the performance of metrics in each of the second and third year following the PSU grant motivates long-term performance.

We believe these changes incorporated into our 2024 executive compensation program both respond to stockholder concerns and represent the continued evolution in setting clear performance objectives that create incentives to deliver short- and long-term results that increase stockholder value. A summary of this evolution of our executive compensation program from 2022 to 2024 is below.

	2022	**2023**	**2024**
Short-Term Incentives	Performance Period: 1 year Metric: ● Compensation Program Revenue (100%)	Performance Period: 1 year Metrics: ● Compensation Program Revenue (100%) ● **Individual Performance Adjustment (+/- 20%)**[1]	Performance Period: 1 year Metrics: ● **Revenue (50%)** ● **Adjusted EBITDA (50%)** ● **GSV modifier** ● Individual Performance Adjustment (+/- 20%)[1]
Long-Term Incentives	PSU / RSU Mix: ● CEO: 60% / 40% ● Other NEOs: 40% / 60% PSU Performance Period: 1 year PSU Metric: ● Compensation Program Revenue (100%) RSU Vesting: 4-year quarterly	PSU / RSU Mix: ● CEO: 60% / 40% ● Other NEOs: **50% / 50%**[2] PSU Performance Period: 1 year PSU Metric: ● Compensation Program Revenue (100%) RSU Vesting: 4-year quarterly	PSU / RSU Mix: ● CEO: 60% / 40% ● Other NEOs: 50% / 50% PSU Performance Period: **Multi-Year** ● **Measure performance in each of 2025 and 2026, with up to 50% of maximum PSUs vesting based on performance during each year** PSU Metrics: ● **Year-over-year revenue growth percentage** ● **Adjusted EBITDA margin** RSU Vesting: 4-year quarterly

(1)   The individual performance adjustment is not applicable to our CEO.

(2)   Ms. Gessert did not receive a 2023 PSU award given her employment start date of April 25, 2023.

For more information on the key feedback from our stockholders related to our executive compensation program and our 2023 Say-On-Pay vote, see "*Corporate Governance—Stockholder Engagement—Fall 2023 Stockholder Engagement.*"

Our compensation committee will continue to carefully consider the results of our Say-on-Pay proposals, as well as stockholder feedback received throughout the year, when making decisions on the design and structure of our compensation program for our executive officers, as well as decisions on individual executive officer compensation.

In addition, consistent with the recommendation of our board of directors and the preference of our stockholders as reflected in the non-binding, advisory stockholder vote on the frequency of future Say-on-Pay proposals held at our 2020 annual meeting of stockholders, we intend to hold a Say-on-Pay vote every year. This policy will remain in effect until the next stockholder vote on the frequency of Say-on-Pay proposals, which is expected to be held at our 2026 annual meeting of stockholders.

Executive Compensation Philosophy, Objectives, and 2023 Pay Program Overview

Our executive compensation philosophy is to provide a competitive compensation program that attracts and retains talented executives, including our Named Executive Officers, and that aligns their economic interests with those of our stockholders by motivating and rewarding the achievement of our short- and long-term business objectives, thereby creating sustainable long-term value for our stockholders.

Consistent with this philosophy, we designed our executive compensation program to achieve the following primary objectives:

Compensation Objectives
Attract, motivate, incentivize, and retain employees at the executive level who contribute to our long-term success
Provide competitive compensation packages to our executives
Reward the achievement of our business objectives
Align the economic interests of our employees with those of our stockholders by focusing on long-term incentive compensation in the form of equity awards that correlate with the growth of sustainable long-term value for our stockholders

We structure the annual compensation of our Named Executive Officers using three principal elements: annual base salary, a short-term incentive compensation opportunity in the form of an annual performance bonus, and long-term incentive compensation opportunities in the form of equity awards.

Annual Base Salary	Short-Term Incentives	Long-Term Incentives	
	Annual Performance Bonus	Performance-Based PSUs	Time-Based RSUs
	Performance-based incentives		

We design our executive compensation program to promote the interests of our stockholders by aligning the economic interests of our Named Executive Officers and stockholders and linking pay with performance. We therefore seek to ensure that a meaningful portion of our Named Executive Officers' annual target total compensation is "at risk" and variable in nature based on performance. To date, we have emphasized variable "at-risk" compensation through two separate compensation elements:

- **Short-term incentives**. Short-term incentives can be earned through participation in our annual performance bonus plan. The annual performance bonus plan provides payments if our Named Executive Officers produce short-term company performance results that meet or exceed certain pre-established annual financial targets determined from time to time by us and approved by the compensation committee. The annual performance bonus plan provides that this annual performance bonus may then be increased or decreased by up to 20% based on a Named Executive Officer's (other than Ms. Brown, to whom the individual performance adjustment does not apply) individual performance in 2023 as determined in the discretion of Ms. Brown.

- **Long-term incentives**. We grant PSU awards and RSU awards to our Named Executive Officers, the value of which depends on both our short-term and long-term financial performance, which influences the value of our common stock, thereby incentivizing our Named Executive Officers to build sustainable long-term value for the benefit of our stockholders.

Through the use of these variable pay elements, a substantial portion of our Named Executive Officers' annual target total compensation varies based on our performance, with the value ultimately received subject to variability above or below target levels commensurate with our actual performance. We believe this compensation program design provides balanced incentives for our Named Executive Officers to meet our business objectives and drive long-term growth. The compensation committee aims to maintain an appropriate "pay-for-performance" alignment with an emphasis on long-term stockholder value creation.

In addition, we align the long-term economic interests of our Named Executive Officers with the long-term interests of our stockholders by weighting the elements of our executive compensation program heavily toward equity compensation. This weighting is demonstrated by Ms. Brown's pay-mix for 2023 set forth below:



2023 CEO Pay-Mix at Target
*Reflects annual bonus and PSU values at target.
6%
6%
88%
Long-Term Equity Incentives
Base Salary
Annual Bonus

We have not adopted policies or established guidelines for allocating compensation between current and long-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. As our needs evolve and as circumstances require, we intend to reevaluate our executive compensation philosophy, primary objectives, and program design.

Executive Compensation Policies and Practices

We endeavor to maintain sound governance standards consistent with our executive compensation policies and practices. The compensation committee evaluates our executive compensation program on at least an annual basis to ensure that it is consistent with our short-term and long-term goals given the dynamic nature of our business and the market in which we compete for executive talent. The following summarizes our executive compensation and related policies and practices:

What We Do

Independent compensation committee and advisors	✓	All members of our compensation committee are independent directors, and the compensation committee engages its own independent compensation consultant to advise on executive and director compensation matters
Annual executive compensation review	✓	Our compensation committee conducts a robust annual review of our executive compensation program with the assistance of its compensation consultant, including a review of peer company compensation and broad-based compensation surveys to understand market compensation levels
Pay-for-performance philosophy	✓	We align executive compensation with the interests of our stockholders by emphasizing pay-for-performance and weighting equity more heavily in our total compensation mix
Stock ownership guidelines	✓	We maintain stock ownership guidelines for our executive officers and directors requiring significant sustained ownership of our common stock to align the interests of our executive officers and directors with those of our stockholders
Clawback policy	✓	We maintain a Clawback Policy for our executive officers that requires recoupment of certain incentive-based compensation in the event we adjust or restate our financial statements and that permits further discretionary recoupment of compensation paid to our executive officers and certain other employees in certain circumstances
Thoughtful, ongoing succession planning	✓	Our board regularly evaluates its succession planning to ensure that we are well positioned to continue to execute on our corporate strategy
Rigorous performance goals	✓	Short- and long-term goals in our incentive program are rigorous and designed to enhance stockholder value

What We Do

Robust stockholder engagement	✓	Committed to a robust, ongoing stockholder engagement program and strongly consider stockholder feedback as a basis to enhance our executive compensation program and corporate governance practices
Annual compensation risk assessment	✓	The compensation consultant conducts a risk assessment annually to evaluate whether our executive compensation program presents any risks that are reasonably likely to have a material adverse impact on Upwork
Compensation is heavily performance based	✓	Approximately 94% of our CEO's and on average approximately 83% of the other NEOs' 2023 annualized target compensation is at risk

What We Don't Do

No "single-trigger" change in control arrangements	X	We do not maintain any arrangements that require single-trigger change in control payments or acceleration of equity awards to our Named Executive Officers upon a change in control of Upwork
No executive retirement plans	X	We do not offer our Named Executive Officers any executive-specific retirement benefits
No hedging transactions	X	Our insider trading policy prohibits our Named Executive Officers and directors from entering into hedging transactions involving Upwork securities
No pledging transactions	X	Our insider trading policy prohibits our Named Executive Officers and directors from pledging Upwork securities without pre-approval by our compliance officer, which may be granted only in the case of collateral for a loan where the pledging person has clearly demonstrated an ability to repay the loan without resort to the pledged securities
No excise tax reimbursements or "gross ups" for change-in-control payments	X	We do not provide our Named Executive Officers with any excise tax gross ups or other payment or reimbursement of excise taxes on severance in connection with a change in control of Upwork
No excessive perquisites	X	Limited perquisites for Named Executive Officers that are not available to all employees

Compensation-Setting Process

1. Annual Review	2. Discussion and Compensation Setting	3. Ongoing Dialogue
The compensation committee conducts an annual evaluation of our executive compensation program and our Named Executive Officers' compensation to determine potential changes for the next fiscal year The process includes reviewing compensation information for peer companies and broad-based compensation surveys to understand market compensation levels, as well as considering feedback received from our stockholders through our stockholder engagement program	Our CEO reviews the performance of our other Named Executive Officers based on their performance overall and against business objectives established for them for the prior fiscal year, and then shares these evaluations with, and makes recommendations to, the compensation committee The compensation committee reviews and discusses our CEO's recommendations as well as the CEO's performance overall and against business objectives and financial performance of the company. In consultation with its compensation consultant, the compensation committee then sets the target total compensation for each Named Executive Officer	Our CEO attends meetings of our board of directors and the compensation committee at which executive compensation matters are addressed, except for discussions involving her own compensation The compensation consultant attends the meetings of the compensation committee as requested

Role of the Compensation Committee

The compensation committee has the overall responsibility for overseeing our compensation and benefits plans, policies, and practices generally and with respect to our Named Executive Officers.

In carrying out its responsibilities, the compensation committee evaluates our compensation policies and practices for alignment with our executive compensation philosophy, develops compensation-related strategies, makes decisions that it believes further our philosophy and/or align with compensation best practices, and reviews the performance of our Named Executive Officers when making decisions about their compensation.

Each year, the compensation committee conducts an evaluation of our executive compensation program to determine if any changes are appropriate. The compensation committee also conducts an annual review of the compensation arrangements of our Named Executive Officers during the first quarter of the fiscal year. The compensation committee's authority, duties, and responsibilities are further described in its charter, which is reviewed annually by the compensation committee and revised as warranted. The compensation committee may form subcommittees and delegate, either exclusively or non-exclusively, authority to subcommittees or to our CEO as the compensation committee deems appropriate, subject to any restrictions under applicable law, listing rules of Nasdaq, rules of the SEC, and our restated certificate of incorporation and bylaws. The charter is available in the "Investor Relations" section of our website, which is located at *investors.upwork.com*, by clicking on "Documents & Charters" in the "Governance" section of the website.

In making its decisions, including with respect to the compensation of our Named Executive Officers, the compensation committee retains a compensation consultant (as described in "—*Role of Compensation Consultant*" below) to provide support in its review and assessment of our executive compensation program.

Setting Target Total Compensation

Typically, during the first quarter of the fiscal year or more frequently as warranted, the compensation committee reviews the annual base salaries, annual performance bonus opportunities, and long-term incentive compensation opportunities of our Named Executive Officers and all related performance criteria. Adjustments are generally effective in the first quarter of the fiscal year or at the time of a promotion, as the case may be.

The compensation committee does not establish a specific target for formulating the target total compensation of our Named Executive Officers. Instead, in consultation with its independent compensation consultant, the compensation committee weighs various considerations, including the following:

- our executive compensation program objectives;

- our performance against the financial, operational, and strategic objectives established by the compensation committee and our board of directors;

- each individual Named Executive Officer's knowledge, skills, experience, qualifications, tenure, and scope of roles and responsibilities relative to other similarly situated executives at the companies in our compensation peer group and in selected broad-based compensation surveys;

- the prior performance of each individual Named Executive Officer, based on a subjective assessment of his or her contributions to our overall performance, ability to lead his or her business unit or function, and work as part of a team, all of which reflect our core values;

- the potential of each individual Named Executive Officer to contribute to our long-term financial, operational, and strategic objectives;

- our CEO's compensation relative to that of our other Named Executive Officers, and compensation parity among our Named Executive Officers;

- our financial performance relative to our compensation and performance peers;

- the compensation practices of the companies in our compensation peer group and in selected broad-based compensation surveys and the positioning of each Named Executive Officer's compensation in a ranking of peer company compensation levels based on an analysis of competitive market data; and

- the recommendations of our CEO with respect to the compensation of our Named Executive Officers (except with respect to her own compensation).

These factors provide the framework for compensation decision-making and final decisions regarding the compensation opportunity for each Named Executive Officer. No single factor is determinative in setting compensation levels, nor is the impact of any individual factor on the determination of pay levels quantifiable.

The compensation committee does not engage in formal benchmarking against other companies' compensation programs or practices to establish our compensation levels or make specific compensation decisions with respect to our Named Executive Officers. The compensation committee believes that overreliance on benchmarking can result in compensation that is unrelated to the value delivered by our Named Executive Officers because compensation benchmarking does not take into account the specific performance of the Named Executive Officers or our relative size and performance.

Instead, in making its determinations, and in consultation with its compensation consultant, the compensation committee reviews compensation information for a representative group of peer companies to the extent that the executive positions at these companies are considered comparable to our executive officers' positions and informative of the competitive environment. The compensation committee also reviews broad-based compensation surveys to understand market compensation levels. These principles and processes apply to both cash and equity-based compensation granted under our executive compensation program.

Role of Management

In discharging its responsibilities, the compensation committee works with members of our management, including our CEO. Our management assists the compensation committee by providing information on corporate and individual performance and management's perspective on compensation matters. The compensation committee solicits and reviews our CEO's proposals with respect to program structures, as well as our CEO's recommendations for adjustments to annual cash compensation, long-term incentive compensation opportunities, and other compensation-related matters for our Named Executive Officers (except with respect to her own compensation) based on our CEO's evaluation of their performance for the prior fiscal year.

At the beginning of each fiscal year, our CEO reviews the performance of our other Named Executive Officers based on their overall performance and performance against business objectives established for them for the prior fiscal year and then shares these evaluations with, and makes recommendations to, the compensation committee for each element of compensation as described above. The annual business objectives for each Named Executive Officer are developed through mutual discussion and agreement between our CEO and our other Named Executive Officers and are also reviewed with our board of directors.

The compensation committee reviews and discusses our CEO's recommendations and considers them as one factor in determining and approving our Named Executive Officers' compensation. Our CEO also attends meetings of our board of directors and the compensation committee at which executive compensation matters are addressed, except for discussions involving her own compensation.

In addition, with respect to our other Named Executive Officers, our CEO determines the level of individual performance adjustment to each Named Executive Officer's annual performance bonus payout as described below in "—*Compensation Elements—Annual Performance Bonus—Individual Performance Adjustment*."

Competitive Positioning

The compensation committee believes that peer group comparisons are useful guides to measure the competitiveness of our executive compensation program and related policies and practices. To assess our executive compensation against the competitive market, the compensation committee reviews and considers the compensation levels and practices of a select group of peer companies.

This compensation peer group consists of technology companies that are similar to us in terms of revenue, market capitalization, and industry focus. The competitive data drawn from this compensation peer group is only one of several factors that the compensation committee considers, however, in making its compensation decisions for our Named Executive Officers.

In February 2023, the compensation committee used the compensation peer group set forth below to analyze the compensation of our Named Executive Officers and make its initial compensation decisions for the year. This compensation peer group, which was developed in July 2022 with the assistance of the compensation committee's independent compensation consultant after conducting a thorough review of our then-compensation peer group, was composed of publicly traded technology companies against which we compete for executive talent. In evaluating the companies comprising the compensation peer group, the compensation consultant specifically considered and weighed the following primary criteria, among other factors:

Primary Criteria for Compensation Peer Group Selection—July 2022

Public Company Status/Location	Publicly traded companies primarily headquartered in the United States and traded on a major U.S. stock exchange
Industry	Software and internet companies with a focus on online marketplaces
Revenue	Similar revenue to ours—within a range of approximately 0.5x to approximately 2.0x our revenue (based on the then-last four fiscal quarters) of approximately $531 million (approximately $265 million to approximately $1.1 billion)
Market Capitalization	Similar market capitalization to ours—within a range of approximately 0.33x to approximately 3.0x our then 30-day market capitalization of approximately $2.5 billion (approximately $920 million to approximately $8.3 billion)

As a result, the compensation committee approved an updated compensation peer group consisting of the following companies:

2023 Compensation Peer Group

Alteryx	Cvent Holdings	Q2 Holdings
AppFolio	Everbridge	Redfin
Appian	Fastly	Revolve Group
Asana	Fiverr International	Shutterstock
Blackline	LegalZoom.com	Smartsheet
CarGurus	LivePerson	ZipRecruiter
Chegg	Magnite	

One company, Paylocity, was removed from our compensation peer group because its market capitalization was no longer within our targeted market capitalization range, and two companies, Anaplan and Stamps.com, were removed because they had been, or were in the process of being, acquired. The following three companies were added to our compensation peer group on the basis of their similarity to us in size, revenue, market capitalization, and industry sector: Cvent Holdings, LegalZoom.com, and ZipRecruiter.

The following table shows our total revenue and market capitalization compared to the median for our 2023 compensation peer group at the time of approval by our compensation committee:

	Upwork	**2023 Peer Group Median**
Total Revenue ($ millions)[1]	531	532
Market Capitalization ($ millions)[2]	2,460	2,716

(1)   Total revenue measured as of June 30, 2022 and reflects the then-most recently reported four fiscal quarters.

(2)   Market capitalization measured based on the average of the 30 trading-day period ended May 27, 2022.

The compensation committee used data drawn from the companies in our compensation peer group, as well as data from a custom data set of small- and mid-cap U.S.-based software companies drawn from the Radford Global Technology Survey database, to evaluate the competitive market when determining the target total compensation packages for our Named Executive Officers, including annual base salary, target annual performance bonus opportunities, and long-term incentive compensation opportunities. All of the compensation peer group companies that participate in the Radford Global Technology Survey were included in the custom data set.

This compensation peer group was used by the compensation committee as a reference for understanding the competitive market for executive positions in our industry sector to set 2023 compensation for our Named Executive Officers.

The compensation committee reviews our compensation peer group at least annually and makes adjustments to its composition if warranted, taking into account changes in both our business and the businesses of the companies in the peer group.

Role of Compensation Consultant

The compensation committee engages an independent compensation consultant to assist it by providing information, analysis, market compensation data, and other advice for our executive compensation program and the decisions resulting from its annual executive compensation review.

From January to November 2023, the compensation committee engaged Compensia, Inc., which we refer to as Compensia, to serve as its independent compensation consultant. In November 2023, the compensation committee ended its engagement with Compensia and engaged Semler Brossy Consulting Group LLC, which we refer to as Semler Brossy, to serve as its new independent compensation consultant.

During 2023, Compensia or Semler Brossy, as applicable, attended the meetings of the compensation committee (both with and without management present) as requested and provided various services, which included the following:

- consultation with the compensation committee chair and other members between compensation committee meetings;

- review, research, and updating of our compensation peer group;

- an analysis of competitive market data for our executive positions, including our Named Executive Officer positions, and an evaluation of how the compensation we pay our executives compares both to our performance and to how the companies in our compensation peer group and/or selected broad-based compensation surveys compensate their executives;

- review and an analysis of the base salary levels, annual bonus opportunities, and long-term incentive compensation opportunities of our executives, including our Named Executive Officers;

- an assessment of the risk profile of our executive compensation program;

- an analysis of the competitive market strategy for our equity compensation award program;

- a review of best practices in equity compensation, including a burn rate analysis and strategies to mitigate the equity burn rate and reduce dilution and better use equity to execute on our equity compensation goals;

- an analysis of competitive market data based on compensation peer group data and the broader technology sector for the Chief Financial Officer position;

- an analysis of long-term incentive performance design considerations;

- an executive retention analysis;

- an evaluation of and review of disclosure in response to the SEC's "pay-versus-performance" disclosure requirement;

- a review and an analysis of competitive market data for our executive severance and change-in-control agreements;

- an analysis of competitive market data for the non-employee members of our board of directors and evaluation of how the compensation we pay the non-employee members of our board of directors compares to how the companies in our compensation peer group compensate the non-employee members of their boards of directors;

- a comprehensive review of our compensation program and analysis of potential updates in response to our most recent Say-on-Pay vote and stockholder feedback; and

- an update on regulatory developments and market trends.

The compensation consultant reports directly to the compensation committee and its chair and serves at the discretion of the compensation committee, which reviews the engagement annually. The compensation consultant also coordinates with management for data collection and job matching for our executives. In 2023, neither Compensia nor Semler Brossy provided any services to us outside of its respective engagement with the compensation committee.

The compensation committee has evaluated its relationships with Compensia and Semler Brossy to ensure that it believes that each such firm is independent from management. This review process included a review of the services that each of Compensia and Semler Brossy provided, the quality of those services, and the fees associated with the services provided during 2023. Based on this review, as well as consideration of the factors affecting independence set forth in Exchange Act Rule 10C-1(b)(4), Rule 5605(d)(3)(D) of the Nasdaq Marketplace Rules, and such other factors as were deemed relevant under the circumstances, the compensation committee evaluated the independence of each of Compensia and Semler Brossy and determined that no conflict of interest has arisen as a result of the work performed by Compensia or Semler Brossy.

Initial Compensation Arrangements for Ms. Gessert

In connection with her appointment as our Chief Financial Officer effective April 25, 2023, we entered into an employment offer letter dated March 22, 2023 with Ms. Gessert, which we refer to as the Gessert Offer Letter. Pursuant to the Gessert Offer Letter, our initial compensation arrangements with Ms. Gessert were as follows:

- an annual base salary of $550,000;

- a target annual bonus opportunity equal to 80% of her base salary; and

- an RSU award to acquire 600,000 shares of our common stock (which was determined as the number of shares equal to $9,000,000 divided by the greater of (i) $15.00 and (ii) the average daily closing price of our common stock for the 30-day period ending on the trading day immediately prior to the date of grant, rounded down to the nearest whole share), with such award vesting with respect to 25% of the total number of shares subject to the award on May 18, 2024 and an additional 6.25% of the total number of shares subject to the award vesting on each quarterly anniversary thereafter, subject to Ms. Gessert's continued service to Upwork on each applicable vesting date.

Ms. Gessert also entered into a Severance Agreement (as defined below) providing for certain severance payments and benefits in the event of certain involuntary terminations of employment, including an involuntary termination of employment in connection with a change in control of our company, as well as our standard form of indemnification agreement, employee invention assignment and confidentiality agreement, and employee dispute resolution agreement. For a description of the payments and benefits available under Ms. Gessert's Severance Agreement, see "—*Potential Payments upon Termination or Change in Control*" below.

The compensation arrangements reflected in the Gessert Offer Letter were negotiated on our behalf by Ms. Brown and our Vice President, Total Rewards and approved by our board of directors. In establishing Ms. Gessert's initial compensation arrangements, we took into consideration the requisite experience and skills that a qualified candidate would need to manage a growing business like ours in a dynamic and ever-changing environment, the competitive market for similar positions at companies in our 2023 compensation peer group, the value of equity holdings that Ms. Gessert forfeited upon leaving her prior employer, and our existing executive compensation structure, balancing both competitive and internal equity considerations. For a summary of the material terms and conditions of the Gessert Offer Letter, see "—*Other Compensation Elements—Employment Arrangements*" below.

Compensation Elements

Annual Base Salary

Compensation Element	Performance Criteria	Performance and Vesting Periods	Objectives
Annual Base Salary	• Alignment of base salary and performance evaluated annually	• Ongoing	• Attract and retain top talent through market-competitive salary levels that are commensurate with our executives' roles, responsibilities, and expected contributions to our business

Annual base salary represents the fixed cash portion of the target total compensation of our Named Executive Officers and is an important element of compensation intended to attract and retain highly talented individuals. Generally, we use base salary to provide each Named Executive Officer with a specified level of cash compensation during the year with the expectation that he or she will perform his or her responsibilities to the best of his or her ability and in our best interests.

We establish the initial base salaries of our Named Executive Officers taking into consideration the individual's position, qualifications, experience, competitive market data, and the base salaries of our other executives.

Thereafter, the compensation committee reviews the base salaries of our Named Executive Officers each year as part of its annual compensation review, with input from our CEO (except with respect to her own base salary) and its compensation consultant, and makes adjustments as it determines to be reasonable and necessary to reflect the scope of a Named Executive Officer's performance, individual contributions and responsibilities, position in the case of a promotion, target total compensation, and market conditions, as well as the other factors described above in "—*Compensation-Setting Process—Setting Target Total Compensation.*"

In February 2023, the compensation committee completed its annual review of the annual base salaries of our Named Executive Officers. Following this review, the compensation committee increased the annual base salary of each of our Named Executive Officers (other than Ms. Gessert who joined us in April 2023), balancing their performance in the prior year and competitive market data.

In March 2023, in connection with her appointment as our Chief Financial Officer in April 2023, the compensation committee approved an initial annual base salary for Ms. Gessert of $550,000. See "—*Compensation-Setting Process—Initial Compensation Arrangements for Ms. Gessert*" above for more information.

The following table sets forth the 2023 base salary for each Named Executive Officer:

Named Executive Officer	2022 Base Salary	2023 Base Salary[1]	Percentage Increase
Hayden Brown	$550,000	$570,000	3.6%
Erica Gessert	N/A	$550,000	N/A
Eric Gilpin	$412,000	$428,480	4.0%

(1) The 2023 base salaries for Ms. Brown and Mr. Gilpin were determined in February 2023 but were retroactively effective January 1, 2023. Ms. Gessert's base salary was established in March 2023 in connection with her appointment as our Chief Financial Officer in April 2023 and reflects her annualized rate of base salary.

The base salaries paid to our Named Executive Officers during 2023 are set forth in the "*2023 Summary Compensation Table*" below.

Short-Term Incentive Compensation

2023 Short-Term Incentive Program Overview

Compensation Element	Performance Criteria	Performance and Vesting Periods	Objectives
Annual Performance Bonus	● Compensation Program Revenue ● Individual Performance Adjustment[1]	● One-year performance period	● Incentivize achievement of annual business objectives and reward short-term performance ● Align compensation with business strategy through use of performance metric based on revenue growth, which was considered our most important financial objective for 2023 when compensation was set in February 2023 ● Hold executives accountable for personal performance with +/- 20% individual performance adjustment[1]

(1) The individual performance adjustment is not applicable to our CEO.

We use an annual performance bonus plan to motivate our employees, including our Named Executive Officers (other than Mr. Gilpin, our former Chief Sales Officer, who participated in a separate sales compensation plan described in "—*Sales Compensation Plan for Mr. Gilpin*" below), to achieve our annual business goals as reflected in our annual operating plan. Typically, our compensation committee approves our annual bonus plan, including the performance criteria, during the first quarter of the year.

In February 2023, the compensation committee approved the 2023 performance criteria, bonus pool, and other terms under our annual performance bonus plan, the Upwork Inc. Performance Bonus Plan, which we refer to as the 2023 Performance Bonus Plan, to provide annual bonus awards for our employees, including certain of our Named Executive Officers, and set the target annual bonus opportunities for the members of our leadership team, including our Named Executive Officers, who were participants in the 2023 Performance Bonus Plan.

The compensation committee served as the administrator of the 2023 Performance Bonus Plan. Our board of directors and the compensation committee have the authority to amend or terminate the plan at any time and for any reason, provided that any amendment, suspension, or termination of the plan will not, without a participant's consent, alter or impair any rights or obligations under any earned award of such participant.

Target Annual Bonus Opportunities

In February 2023, the compensation committee reviewed the target annual bonus opportunity of Ms. Brown, our only Named Executive Officer who was a participant in the 2023 Performance Bonus Plan at such time, after considering a competitive market analysis prepared by its compensation consultant, as well as the other factors described above in "—*Compensation-Setting Process—Setting Target Total Compensation.*"

Following this review, the compensation committee determined to maintain Ms. Brown's percentage target annual bonus opportunity at the 2022 level. Recognizing that the combination of maintaining Ms. Brown's 2022 target annual bonus opportunity percentage and increasing her base salary positioned her target total cash compensation opportunity at levels that were competitive within the marketplace, the compensation committee determined that the target annual bonus opportunity was appropriate and incentivized retention and motivation in a highly competitive and challenging market for skilled and seasoned executive officers.

In March 2023, in connection with her appointment as our Chief Financial Officer in April 2023, the compensation committee approved an initial target annual bonus opportunity for Ms. Gessert equal to 80% of her annual base salary. See "—*Compensation-Setting Process—Initial Compensation Arrangements for Ms. Gessert*" above for more information. Ms. Gessert's 2023 target annual bonus opportunity amount was pro-rated based on her employment start date as described below in "—*Annual Bonus Payments.*"

The following table sets forth the 2023 target annual bonus opportunities for each participating Named Executive Officer:

Named Executive Officer	2022 Target Annual Bonus as Percentage of Base Salary	2023 Target Annual Bonus as Percentage of Base Salary	2023 Target Annual Bonus Opportunity[1]
Hayden Brown[1]	100%	100%	$570,000
Erica Gessert[2]	N/A	80%	$300,667

(1) Ms. Brown's target annual bonus opportunity was effective January 1, 2023.
(2) Ms. Gessert's target annual bonus opportunity was established in March 2023 in connection with her appointment as our Chief Financial Officer in April 2023, and she was eligible for a 2023 annual bonus award that was pro-rated based on her employment start date.

Corporate Performance Measure

In February 2023, the compensation committee selected Compensation Program Revenue as the performance measure for the 2023 Performance Bonus Plan. The same performance measure was used for our 2022 annual performance bonus plan. For this purpose, "Compensation Program Revenue" meant our total revenue for the fiscal year ended December 31, 2023, which we refer to as the Performance Period, less the "costs of talent services to deliver managed services" for the Performance Period.

2023 Compensation Program Revenue	=	2023 Total Revenue	−	2023 Costs of Talent Services to Deliver Managed Services

The computation of the Compensation Program Revenue target achievement was to be determined in our sole discretion following the Performance Period, as approved by the compensation committee. The Compensation Program Revenue metric uses a net revenue calculation for our managed services revenue to account for clients that may switch mid-year to using our managed services offering so that the achievement of bonus opportunities under our bonus plan are not impacted by the differing GAAP reporting standards for revenue from our other offerings, which are reported on a "net" basis under GAAP, and revenue from our managed services offering, which is reported on a "gross" basis under GAAP. As a result, participants are not able to achieve performance levels under the 2023 Performance Bonus Plan solely as a result of a client changing from our marketplace offering to our managed services offering mid-year.

The compensation committee consistently reviews an array of potential performance measures to determine the appropriate metrics to drive and evaluate the strategic success of our business. The compensation committee selected Compensation Program Revenue as the sole company performance measure for the 2023 Performance Bonus Plan because in February 2023 when the compensation committee approved our 2023 executive compensation program, our primary strategic focus was revenue growth. This focus was reinforced by stockholder feedback that revenue growth was the most important metric for our business.

See "—*2024 Annual Bonus Plan Refinements*" for an explanation of changes made to our short-term incentive compensation program effective for 2024 in response to stockholder feedback.

Corporate Performance Calculation Mechanics

For purposes of the 2023 Performance Bonus Plan, the compensation committee determined that Compensation Program Revenue performance would be determined as a percentage achievement, which we refer to as Revenue Achievement Percentage, of our Compensation Program Revenue target for 2023 of $683,000,000, calculated by linear interpolation between the performance levels set forth in the following table:

Compensation Program Revenue During Performance Period	Revenue Achievement Percentage
$625,000,000 and below	0%
$665,600,000	83%
$683,000,000 (Target)	100%
$694,700,000	112%
$741,100,000 and above	200%

If the threshold performance level for Compensation Program Revenue was not met during the Performance Period, then the Named Executive Officer would receive no bonus, regardless of individual performance. In addition, 200% was the cap on Revenue Achievement Percentage in the event Compensation Program Revenue exceeded the highest performance level during the Performance Period.

The target level for Compensation Program Revenue under the 2023 Performance Bonus Plan was 16% greater than the target level for Compensation Program Revenue in our 2022 plan and 18% greater than our actual fiscal year 2022 Compensation Program Revenue. The threshold level for the 2023 Performance Bonus Plan represented an approximate 8% increase from the Compensation Program Revenue actually achieved in 2022. These targets reflect the compensation committee's approach of setting aggressive targets consistent with our challenging strategic objectives and that it believes are achievable with diligent efforts within external market conditions.

Individual Performance Adjustment

In 2023, in consultation with its independent compensation consultant, our compensation committee added an individual performance adjustment to the 2023 Performance Bonus Plan to hold our employees, including our Named Executive Officers other than our CEO, accountable for personal performance and reward excellence. This individual performance adjustment component was designed to be budget-neutral such that the aggregate bonus payments to all employees remained the same as it would have been absent the individual performance adjustment component.

Under this component, following the calculation of each eligible Named Executive Officer's Target Bonus Amount (the product of the participant Named Executive Officer's target annual bonus opportunity multiplied by the applicable Revenue Achievement Percentage), each eligible Named Executive Officer's bonus payout may be increased or decreased by up to 20% based on such Named Executive Officer's individual performance in 2023.

In determining the amount of this individual performance adjustment, Ms. Brown conducted a thorough review of each of our executive's, including Ms. Gessert's, performance during the year against our company's primary business objectives for 2023. The following table sets forth the 2023 individual performance adjustment and key accomplishments for Ms.

Gessert, our only Named Executive Officer that participated in the 2023 Performance Bonus Plan for whom the individual performance adjustment was applicable:

Named Executive Officer	Individual Performance Adjustment	Key Accomplishments
Erica Gessert	+13%	- Instrumental in leading our strategic shift to durable, profitable growth on an accelerated timeline in a dynamic macro environment - Managed capital allocation initiatives, including the implementation of our share repurchase program - Oversaw the acquisition of AI company Headroom, through which we welcomed Andrew Rabinovich as our head of AI and machine learning - Helped deliver proactive and strategic investor relations and stockholder engagement programs

This individual performance component is not applicable to our CEO who is ultimately responsible for, and therefore whose performance is measured solely on, company performance. Ms. Brown's actual bonus was therefore to be determined on the basis of the formula set forth below, without application of the individual performance adjustment.

Annual Bonus Plan Formula

The following formula was used to calculate the annual bonuses paid to participants under the 2023 Performance Bonus Plan:

$$\text{Bonus Payment} = \text{2023 Base Salary} \times \text{2023 Target Annual Bonus Opportunity} \times \text{Revenue Achievement Percentage} \pm \text{Individual Performance Adjustment}$$

For purposes of the 2023 Performance Bonus Plan:

- "2023 Base Salary" meant the amount of base salary actually earned and paid to the participant during 2023 (on a pre-tax basis), excluding (i) bonuses, commissions, overtime pay, or the value of any equity securities, or any employee benefits or other compensation paid to the participant (for example, the Section 401(k) plan employer match) and (ii) any compensation paid to the participant in respect of inactive employment by us (for example, a leave of absence).

- The "Individual Performance Adjustment" was not applicable to our CEO.

Annual Bonus Payments

In February 2024, the compensation committee determined that we achieved Compensation Program Revenue of $651.3 million in 2023, representing a Revenue Achievement Percentage of 54% for purposes of our 2023 Performance Bonus Plan.

The following table sets forth the bonus paid to each Named Executive Officer participant under the 2023 Performance Bonus Plan:

Named Executive Officer[1]	Target Annual Bonus Opportunity (as Percentage of Base Salary)	Target Annual Bonus[2]	Revenue Achievement Percentage	Individual Performance Adjustment	Earned Annual Bonus Award[2]	Earned Annual Bonus Award (as Percentage of Base Salary)[2]
Hayden Brown	100%	$570,000	54%	N/A	$307,800	54%
Erica Gessert	80%	$300,667	54%	+13%	$183,467	49%

(1) Mr. Gilpin was not a participant in the 2023 Performance Bonus Plan as he participated in a separate sales compensation plan, as described below in "—*Sales Compensation Plan for Mr. Gilpin*."

(2) Target annual bonus opportunity and actual earned annual bonus award for Ms. Gessert were pro-rated for her employment start date of April 25, 2023. The amount in the last column for Ms. Gessert is calculated as a percentage of the base salary Ms. Gessert earned during 2023, rather than her annual base salary rate.

Sales Compensation Plan for Mr. Gilpin

As noted above, our former Chief Sales Officer, Mr. Gilpin, did not participate in our 2023 Performance Bonus Plan and instead participated in a separate sales compensation plan. Under this plan, Mr. Gilpin's annual cash incentive for 2023 was based on his ability to manage our sales organization to (i) achieve our annual enterprise revenue quota and reward him for growing our enterprise accounts for the year and (ii) achieve our annual enterprise subscription quota and reward him for our sales team's enterprise bookings efforts for the year. Each of these performance incentives was weighted 50% for purposes of Mr. Gilpin's 2023 annual cash incentive compensation. In 2023, Mr. Gilpin's target annual cash incentive opportunity was $428,480, which was equal to 100% of his 2023 annual base salary. In addition, each performance incentive included an additional multiplier if either enterprise revenue or enterprise bookings for the year exceeded his annual quota.

- These incentive payments were to be calculated and paid quarterly based on our actual annual enterprise revenue attainment and our actual annual enterprise bookings attainment as measured against the applicable quarterly enterprise revenue and enterprise bookings quotas, respectively, for our sales organization.

- Mr. Gilpin's quarterly payment was capped at 120% of his target incentive payments in the first through third quarters, with no cap on his payments for the fourth quarter. These caps were designed to prevent payment beyond full year performance in the event the attainment goals were exceeded in the first three quarters but significantly underperformed in the fourth quarter.

- Mr. Gilpin's sales compensation plan also included additional payments if our total annual enterprise revenue for the year and total annual enterprise bookings for the year exceeded our annual enterprise revenue and annual enterprise bookings quotas, respectively.

- To be eligible for any payment under his sales compensation plan, Mr. Gilpin had to be employed on the last calendar day of the quarter for which the cash incentive payment was calculated.

In April 2023, the compensation committee approved changes to the 2023 sales compensation plan for Mr. Gilpin, reflecting reductions in certain key performance indicators and milestones in connection with a reduction in our Enterprise team headcount in February 2023.

We are not disclosing the target level for our annual enterprise revenue quota and annual enterprise bookings quota because we believe to do so would be competitively harmful, as it would give our competitors valuable insight into our strategic and financial planning processes. However, the target performance level for each performance incentive was increased from both the target performance level and our actual performance from the prior year, representing an aggressive level of performance that we believed Mr. Gilpin and our sales organization could achieve with diligent effort.

For purposes of his annual cash incentive compensation, Mr. Gilpin's payments were calculated quarterly based on the total revenue attributable to his enterprise accounts compared to the applicable year-to-date quota and the total enterprise bookings compared to the applicable year-to-date quota. For this purpose, achievement of the quota for each quarterly measurement period (ending March 31, June 30, September 30, and December 31, 2023, respectively) meant the enterprise revenue or enterprise bookings actually attributable to the period calculated as a percentage of the quota for the period. For example, if the enterprise revenue quota for the period was $1,000 and we achieved enterprise revenue for the period of $610, Mr. Gilpin would be considered to have achieved 61% of his quota. The same formula was applicable to his annual enterprise bookings quota. Mr. Gilpin's year-to-date total quota attainment was required to be greater than 50% to be eligible for payment.

In addition, in the event that the sales organization exceeded our annual enterprise revenue quota or annual enterprise bookings quota, as the case may be, in addition to his quarterly cash incentive payment, Mr. Gilpin was eligible to receive an additional payment equal to ten times (10x) attainment over the quota for the applicable annual enterprise revenue or enterprise bookings quota, as the case may be, for each performance incentive, which we refer to as the Accelerated Payment. There was no cap on the Accelerated Payment (which was payable after the end of the year) in addition to the quarterly payments described above. Further, in the event that the sales organization attained between 50% and 100% of our annual enterprise revenue quota or annual enterprise bookings quota, as the case may be, Mr. Gilpin's payment was subject to a decelerator equal to two times (2x) of each dollar not generated toward the applicable annual enterprise revenue or enterprise bookings quota, as the case may be.

As previously disclosed, Mr. Gilpin transitioned from his role as our Chief Sales Officer into a Sales Advisor effective May 3, 2023, and his employment with us terminated effective June 30, 2023. As a result, Mr. Gilpin was no longer eligible to participate in or receive any incentive compensation under the sales compensation plan for periods following May 3, 2023. Mr. Gilpin earned an annual cash incentive payment under his sales compensation plan in 2023 in the aggregate amount of $49,801, representing approximately 12% of his 2023 target annual cash incentive opportunity.

The annual bonuses and sales compensation awarded to our Named Executive Officers for 2023 are set forth in the "*2023 Summary Compensation Table*" below.

Bonus for Interim Role

In addition to his role as our former Chief Sales Officer, Mr. Gilpin served as the interim leader of our Enterprise business unit from December 2022 until he transitioned out of his executive role on May 3, 2023. As consideration for the expanded responsibilities taken on by Mr. Gilpin in this interim role, he received a quarterly cash bonus of $20,000 per quarter, pro-rated based on the days in each quarter in which Mr. Gilpin served in this interim leadership role. As a result, Mr. Gilpin received aggregate bonus payments with respect to this interim role of $30,813 in 2023.

2024 Annual Bonus Plan Refinements

In 2023, we adjusted our overall business strategy to pursue durable and profitable growth. To reinforce this strategy, we have adopted a new performance metric structure for our 2024 short-term incentive program. Company performance in 2024 will be assessed against revenue and adjusted EBITDA performance goals set by the compensation committee. To encourage management efforts to promote activity on our marketplace, we have also enabled a bonus funding modifier for the achievement of strong GSV growth, and an individual performance adjustment will continue to apply. See "—*Executive Summary—Executive Compensation Program Progression and Stockholder Engagement*" above for more information.

Long-Term Incentive Compensation

2023 Long-Term Incentive Program Overview

Compensation Element	Performance Criteria	Performance and Vesting Periods	Objectives

Performance-Based PSUs	• Compensation Program Revenue
	• Service-based vesting
		• One-year performance period
		• Vesting:
		  ○ 25% of Earned PSUs (as defined below) vest following one-year performance period
		  ○ Remainder of Earned PSUs vest quarterly over following three-year period subject to continued service
			• Align the economic interests of our executives with long-term interests of our stockholders
			• Incentivize achievement of annual business objectives and reward long-term performance
			• Motivate long-term sustainable value creation
			• Promote retention of top talent
			• Align compensation with business strategy through use of performance metric based on revenue growth, which was considered our most important financial objective for 2023 when PSUs were granted in February 2023

Time-Based RSUs	• Service-based vesting	• Vesting over a four-year period subject to continued service	• Align the economic interests of our executives with long-term interests of our stockholders • Motivate long-term sustainable value creation • Promote retention of top talent

We view long-term incentive compensation in the form of equity awards as a critical element of our executive compensation program, and overall Named Executive Officer compensation is weighted significantly in favor of equity compensation. We use equity awards to incentivize and reward our Named Executive Officers for long-term corporate performance based on the value of our common stock and, thereby, to align the interests of our Named Executive Officers with those of our stockholders. The realized value of these equity awards bears a direct relationship to our stock price, and, therefore, these awards are an incentive for our Named Executive Officers to create long-term value for our stockholders. Equity awards also help us retain and reward qualified executives in a competitive market. Typically, we have granted equity awards to our Named Executive Officers as part of the compensation committee's annual review of our executive compensation program.

For 2023, the compensation committee elected to grant long-term incentive compensation in the following forms:

- **RSU awards** with time-based vesting requirements that may be settled for shares of our common stock; and

- **PSU awards** with both performance-based and time-based vesting requirements that, if earned, may be settled for shares of our common stock. See "*—2023 Equity Awards*" for more information.

The compensation committee grants RSU awards because they enable us to incentivize and retain our Named Executive Officers using fewer shares of our common stock than would be necessary if we used stock options. We grant PSU awards because they must be earned through the satisfaction of pre-established company performance targets, thereby compensating our executives for achieving our most important business objectives and further aligning the economic interests of our executives with those of our stockholders.

To date, the compensation committee has not applied a rigid formula in determining the size and form of the equity awards to be granted to our Named Executive Officers. Instead, the compensation committee exercises its judgment to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, taking into consideration various factors in its business judgment, including the following:

- the retention value of the equity compensation held by the Named Executive Officer;

- the cash compensation received by the Named Executive Officer;

- a competitive market analysis prepared by its compensation consultant;

- the recommendations of our CEO (except with respect to her own equity awards);

- the amount of equity compensation held by the Named Executive Officer (including the current economic value of his or her unvested equity and the ability of these unvested holdings to satisfy our retention objectives); and

- certain other factors described in "—*Compensation-Setting Process—Setting Target Total Compensation*" above.

2023 Equity Awards

The following table sets forth the equity awards granted to our Named Executive Officers in 2023:

Named Executive Officer	RSU Awards (Shares)	PSU Awards (Target Shares)	PSU Awards (Maximum Shares)	PSU Awards (Target Shares) as Percentage of Total Long-Term Incentive Opportunity
Hayden Brown	293,333	440,000	880,000	60%
Erica Gessert[1]	600,000	—	—	—
Eric Gilpin[2]	40,000	40,000	80,000	50%

(1) Ms. Gessert was awarded her RSU award in connection with her appointment as our Chief Financial Officer in April 2023.
(2) Mr. Gilpin forfeited his 2023 RSU and PSU awards in connection with the termination of his employment on June 30, 2023.

In 2023, the compensation committee increased the target values of Ms. Brown's RSU and PSU awards compared to 2022 to incentivize her retention in a competitive market for executive talent and motivate the achievement of our long-term business objectives. The compensation committee reduced the target values of Mr. Gilpin's RSU and PSU awards for 2023 from their 2022 levels due to various factors, including sales business unit and individual performance considerations and prevailing market conditions. Such changes to the target grant date values of equity awards for 2023 were made in consultation with the compensation committee's independent compensation consultant.

The equity awards granted to our Named Executive Officers during 2023 are set forth in the "*2023 Summary Compensation Table*" and the "*2023 Grants of Plan-Based Awards Table*" below.

2023 RSU Awards

In February 2023, the compensation committee approved RSU awards for Ms. Brown and Mr. Gilpin. These RSU awards vest over a four-year period, with 1/16th of the total number of shares subject to the award vesting on each quarterly anniversary after February 18, 2023, subject to the Named Executive Officer's continued service with us on each applicable vesting date. The RSU awards are subject to acceleration as described in "—*Potential Payments upon Termination or Change in Control*" below.

In March 2023, in connection with her appointment as our Chief Financial Officer in April 2023, the compensation committee approved an RSU award for Ms. Gessert. This RSU award vests over a four-year period, with 25% of the total number of shares subject to the award vesting on May 18, 2024 and an additional 6.25% of the total number of shares subject to the award vesting on each quarterly anniversary date thereafter, subject to her continued service with us on each applicable vesting date. This RSU award is subject to acceleration as described in "—*Potential Payments upon Termination or Change in Control*" below.

The number of shares of our common stock subject to each RSU award was determined by dividing (i) the intended dollar value of each award by (ii) the greater of (a) $15.00 and (b) the average of the closing sale prices of our common stock for the 30-day period ending on the last trading day immediately preceding the grant date, rounding down to the nearest whole share.

2023 PSU Awards

In February 2023, the compensation committee approved PSU awards for Ms. Brown and Mr. Gilpin. Ms. Gessert did not receive a 2023 PSU award given her employment start date of April 25, 2023. The target number of PSUs comprised 60% of the total long-term incentive compensation opportunity of our CEO, Ms. Brown, and 50% of the total long-term incentive compensation opportunity of Mr. Gilpin (up from 40% in 2022 for Mr. Gilpin).

The target number of shares of our common stock subject to each PSU award was determined by dividing (i) the intended dollar value of each award by (ii) the greater of (a) $15.00 and (b) the average of the closing sale prices of our common stock for the 30-day period ending on the last trading day immediately preceding the grant date, rounding down to the nearest whole share.

The 2023 PSU awards had both a performance-based vesting requirement and a time-based vesting requirement, as described below.

PSU Performance Requirement

The compensation committee selected Compensation Program Revenue[15] as the performance measure for the 2023 PSU awards. The number of PSUs that could become subject to each award, which we refer to as the Earned PSUs, were to be earned on the basis of the achievement of certain pre-established Compensation Program Revenue targets for our fiscal year ended December 31, 2023, which we refer to as the Performance Period.

2023 Compensation Program Revenue	=	2023 Total Revenue	−	2023 Costs of Talent Services to Deliver Managed Services

This is the same definition of "Compensation Program Revenue" as used to determine bonuses under our 2023 Performance Bonus Plan, as described above. The computation of Compensation Program Revenue target achievement was to be determined in our sole discretion, as approved by the compensation committee. The Compensation Program Revenue metric uses a net revenue calculation for our managed services revenue to account for clients that may switch mid-year to using our managed services offering so that the achievement of Earned PSUs is not impacted by the differing GAAP reporting standards for revenue from our other offerings, which are reported on a "net" basis under GAAP, and revenue from our managed services offering, which is reported on a "gross" basis under GAAP. As a result, PSU recipients are not able to achieve Earned PSUs solely as a result of a client changing from our marketplace offering to our managed services offering mid-year.

The compensation committee consistently reviews an array of potential performance measures to determine the appropriate metrics to drive and evaluate the strategic success of our business. The compensation committee selected Compensation Program Revenue as the sole company performance measure for the 2023 PSU awards because in February 2023 when the compensation committee approved our 2023 executive compensation program, our primary strategic focus was revenue growth. This focus was reinforced by stockholder feedback that revenue growth was the most important metric for our business.

See "—*2024 Equity Award Refinements*" for an explanation of changes made to our long-term incentive compensation program effective for 2024 in response to stockholder feedback.

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[15] Compensation Program Revenue is not a financial measure prepared in accordance with GAAP. For more information on how we compute this non-GAAP financial measure and a reconciliation to the most directly comparable financial measure prepared in accordance with GAAP, please refer to "*Appendix A: Reconciliation of Non-GAAP Financial Measures*" to this Proxy Statement.

PSU Performance Calculation Mechanics

The various performance levels for our 2023 Compensation Program Revenue during the Performance Period were to be determined by linear interpolation between the following performance levels:

Compensation Program Revenue During Performance Period	Percentage of PSUs to Become Earned PSUs
$625,000,000 and below	0%
$665,600,000	83%
$683,000,000 (Target)	100%
$694,700,000	112%
$741,100,000 and above	200%

If the threshold performance level for Compensation Program Revenue was not met during the Performance Period, then the Named Executive Officer would receive zero Earned PSUs. In addition, 200% was the cap on Earned PSUs in the event Compensation Program Revenue exceeded the highest performance level during the Performance Period.

The target level for Compensation Program Revenue under our 2023 PSU program was 16% greater than the target level for our 2022 PSU program and 18% greater than our actual fiscal year 2022 Compensation Program Revenue. The threshold level for the 2023 PSU program represented an approximate 8% increase from the Compensation Program Revenue actually achieved in 2022. These targets reflect the compensation committee's approach of setting aggressive targets consistent with our challenging strategic objectives and that it believes are achievable with diligent efforts within external market conditions.

PSU Time-Based Vesting Requirement

Following the Performance Period, all Earned PSUs were then subject to an additional time-based vesting requirement, such that the Earned PSUs would be settled only to the extent vested in accordance with the time-based vesting requirements described below.

As soon as reasonably practicable following the completion of the Performance Period, the compensation committee was to determine and certify in writing the Compensation Program Revenue level attained during the Performance Period and the number of Earned PSUs, which we refer to as the Certification Date. Under the time-based vesting requirement, 25% of the Earned PSUs were to vest on the one-year anniversary of the vesting commencement date, February 18, 2023, and thereafter an additional 1/16th of the Earned PSUs will vest on each quarterly anniversary thereafter, subject to the Named Executive Officer's continuous service with us on each applicable vesting date. In the aggregate, the Performance Period and the time-based vesting requirement require four years of service for the Earned PSUs to vest fully.

For the avoidance of doubt, no units subject to the PSU awards would vest prior to the Certification Date, and no units subject to the PSU awards would be eligible to vest following the Certification Date unless they were Earned PSUs.

Certification of 2023 PSU Performance

On the Certification Date, which was February 18, 2024, the compensation committee determined and certified in writing that we had attained Compensation Program Revenue for 2023 in the amount of $651.3 million (calculated in the manner described above). Based on this Compensation Program Revenue performance, 54% of the target units subject to the PSU awards were eligible to become Earned PSUs.

The following table sets forth the number of Earned PSUs with respect to 2023 PSU awards for each Named Executive Officer and the number of such Earned PSUs that vested on the one-year anniversary of the vesting commencement date for the 2023 PSU awards:

Named Executive Officer[1]	Earned PSUs (# of units)[2]
Hayden Brown	237,600

(1)   Mr. Gilpin forfeited his 2023 PSU awards in connection with the termination of his employment on June 30, 2023.

(2)   The Earned PSUs vested 25% on February 18, 2023 and 1/16th of the Earned PSUs shall vest on each quarterly anniversary thereafter.

2024 Equity Award Refinements

In a continuing effort to align our executive compensation program with our evolving business strategy over time and to be responsive to stockholders' feedback that encouraged the use of multi-year performance metrics, we have adjusted the structure for our 2024 PSU awards granted under our long-term incentive program. In 2024, we have granted PSU awards that will measure year-over-year revenue growth percentage and annual adjusted EBITDA margin percentage in each of 2025 and 2026 against goals set by the compensation committee at the time of grant, with up to 50% of the maximum number of PSUs granted in 2024 vesting based on performance in each of the performance periods, subject to the recipient's continued service to our company through the applicable vesting date. The year 2024 is not a measurement period for the PSUs granted in 2024, reflecting our continued transition in PSU program design.

The compensation committee believes that revenue growth percentage and adjusted EBITDA margin percentage are important factors in long-term stockholder value creation as taken together they hold our executive officers accountable for driving sustainable growth, balancing increases in revenues with associated increases in costs. We believe these awards will create a strong incentive to deliver consistent growth at a profitable level that aligns with our strategic focus and supports long-term stockholder value creation. See "—*Executive Summary—Executive Compensation Program Progression and Stockholder Engagement*" above for more information.

2021 CEO Performance Award

In January 2021, the compensation committee granted our CEO an option to purchase up to 1,500,000 shares of our common stock at a per share exercise price of $38.80, which we refer to as the CEO Performance Award. Vesting of the CEO Performance Award is subject to both (i) the achievement of certain pre-established per share stock price targets and (ii) a four-year service-based vesting requirement. For a detailed analysis of the reasons for and terms and conditions of the CEO Performance Award, see our definitive proxy statement filed with the SEC on April 19, 2022 in the section entitled "Compensation Discussion and Analysis—Long-Term Incentive Compensation—Chief Executive Officer Performance Award."

The performance-based vesting requirement of the CEO Performance Award requires the achievement of highly rigorous stock price thresholds based on a 90-day volume-based weighted average price, starting at $60 per share. As of December 31, 2023, none of these stock price thresholds had been met, and no portion of the CEO Performance Award had been earned or vested. The last 90-day measurement period ends on April 18, 2026.

CEO Performance Award	Number of Shares
Unvested at December 31, 2023	1,500,000
Granted	—
Vested (or Earned)	—
Unvested at December 31, 2022	1,500,000
Granted	—
Vested (or Earned)	—
Unvested at December 31, 2021	1,500,000
Granted	—
Vested (or Earned)	—
Granted at January 18, 2021	1,500,000

Other Compensation Elements

Health and Welfare Benefits

Our Named Executive Officers are eligible to participate in the same employee benefit plans, and generally on the same terms and conditions, as all other U.S. full-time employees. These benefits include medical, dental, and vision insurance, business travel insurance, an employee assistance program, mental health benefits, health and dependent care flexible spending accounts, basic life insurance, accidental death and dismemberment insurance, short-term and long-term disability insurance, commuter benefits, and reimbursement for mobile phone coverage.

We also sponsor a Section 401(k) retirement plan, which we refer to as the Section 401(k) Plan, that provides eligible employees, including our Named Executive Officers, with an opportunity to save for retirement on a tax-advantaged basis. U.S. employees who have attained at least 18 years of age are generally eligible to participate in the Section 401(k) Plan as of the first day of the calendar month. Participants may make pre-tax or post-tax contributions to the Section 401(k) Plan, subject to the statutorily prescribed annual limits on contributions under the Internal Revenue Code, which we refer to as the Code. Currently, we match 50% of a participant's contributions to the Section 401(k) Plan in cash, subject to an annual maximum limit of $5,000 per employee. An employee's interest in our match of a participant's contributions is 100% vested after one year of service. An employee's interest in his or her pre-tax or post-tax deferrals is 100% vested when contributed.

We design and adjust our employee benefits programs to be affordable and competitive in relation to the market as well as compliant with applicable laws and practices.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our Named Executive Officers except as generally made available to our employees or in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make him or her more efficient and effective, and for recruitment and retention purposes. During 2023, none of our Named Executive Officers received perquisites or other personal benefits that were, in the aggregate, equal to $10,000 or more for any individual, except our CEO for whom we established a personal cybersecurity program for which we incurred costs of $29,750, which includes a $14,750 gross up for taxes payable as a result of the cybersecurity services.

The personal cybersecurity program for our CEO provides cybersecurity awareness training and personal cybersecurity services. This security program is not limited to providing security services at business facilities and includes providing cybersecurity services at her residence and for personal devices. We do not consider any of these security services to be a personal benefit, but rather, reasonable and necessary expenses that directly result from her role as our CEO, and we believe these cybersecurity costs are reasonable and for our and our stockholders' benefit.

Employment Arrangements

We entered into written employment offer letters with each of our Named Executive Officers when they joined us, which employment offer letters were amended and restated in May 2018 in the case of Ms. Brown and Mr. Gilpin. Subsequently, Ms. Brown executed an addendum to her amended and restated employment offer letter to reflect her promotion to Chief Marketing and Product Officer effective April 1, 2019, and thereafter entered into an amended and restated offer letter dated December 8, 2019, to reflect the terms of her employment as our President and CEO effective January 1, 2020. Collectively, these amended and restated offer letters of our Named Executive Officers are referred to in this section as the Offer Letters. We believe that these arrangements were necessary to secure the continued service of these individuals in a highly competitive job market.

Each of these Offer Letters provides for "at will" employment (meaning that either we or the Named Executive Officer may terminate the employment relationship at any time with or without cause and with or without notice) and generally sets forth the Named Executive Officer's then-current annual base salary, an indication of eligibility for participation in our annual performance bonus plan (or separate sales compensation plan in the case of Mr. Gilpin), and eligibility to participate in our employee benefit plans, including our health insurance plan and disability insurance plan, as established from time to time.

These Offer Letters also provide that each Named Executive Officer will be eligible to enter into a change in control and severance agreement, which we refer to as a Severance Agreement, based on his or her position within our company. These agreements specify the severance payments and benefits that he or she will be eligible to receive in connection with certain terminations of employment from our company. These post-employment compensation arrangements are discussed in "—*Post-Employment Compensation*" and "—*Potential Payments upon Termination or Change in Control*" below.

In addition, each of our Named Executive Officers executed our standard confidential information and invention assignment agreement and employee dispute resolution agreement upon the commencement of their employment.

Post-Employment Compensation

We have entered into a Severance Agreement with each of our Named Executive Officers, which provides for certain protections in the event of certain involuntary terminations of employment, including a termination of employment in connection with a change in control of our company, in exchange for a general release of claims and compliance with a non-disparagement covenant for a period of 24 months following separation from us. Each Severance Agreement is in effect for three years, with automatic renewals for new three-year periods unless notice is given by us to the Named Executive Officer three months prior to the date on which the agreement would otherwise renew.

We believe these Severance Agreements provide reasonable compensation in the form of severance pay and certain limited benefits to the Named Executive Officer if his or her employment with us is terminated under certain circumstances to facilitate his or her transition to new employment. Further, we seek to mitigate any potential employer liability and avoid future disputes or litigation by requiring a departing Named Executive Officer to sign a separation and release agreement in a form prescribed by us providing for a general release of all claims as a condition to receiving post-employment compensation payments or benefits. We believe that these agreements help maintain our Named Executive Officers' continued focus on their assigned duties to maximize stockholder value if there is a potential change in control transaction and mitigate the risk of subsequent disputes or litigation. The terms and conditions of these agreements were approved by our board of directors after an analysis of competitive market data in consultation with the compensation committee's compensation consultant and are periodically reassessed to confirm that they remain appropriate as compared against competitive market practices.

Under the Severance Agreements, all payments and benefits in the event of a change in control of our company are payable only if there is a connected loss of employment by a Named Executive Officer (a so-called "double-trigger" arrangement). We use this double-trigger arrangement to protect against the loss of retention value following a change in control and to avoid windfalls, both of which could occur if vesting of either equity or cash-based awards accelerated automatically as a result of the transaction alone.

In the event of a change in control of our company, to the extent Section 280G or 4999 of the Code is applicable to a Named Executive Officer, such individual is entitled to receive either a:

- payment of the full amounts specified in his or her agreement to which he or she is entitled; or

- payment of such amount that is $1.00 less than the amount that would otherwise trigger the excise tax imposed by Section 4999, depending on which results in the Named Executive Officer receiving a higher amount after taking into account all federal, state, local, and foreign income, employment, and other taxes and the excise tax imposed by Section 4999.

We are not obligated to provide excise tax payments, which we refer to as gross ups, to any of our executive officers, including our Named Executive Officers.

We believe that having in place reasonable and competitive post-employment compensation arrangements, including in the event of a qualifying termination in connection with or within specified periods before or after a change in control of our company, are essential to attracting and retaining highly qualified executive officers. The compensation committee does not consider the specific amounts payable under the post-employment compensation arrangements when determining our Named Executive Officers' compensation. We do believe, however, that these arrangements are necessary to offer competitive compensation packages.

An award agreement for equity awards that vest upon satisfaction of performance criteria may provide for acceleration upon a change in control. The benefits under the Severance Agreements supersede all other cash severance and vesting acceleration arrangements (excluding equity awards that vest, in whole or in part, upon satisfaction of performance criteria, which will be governed by the terms of the applicable performance-based equity awards).

For detailed descriptions of the post-employment compensation arrangements with our Named Executive Officers, as well as an estimate of the potential payments and benefits payable thereunder, see "*Potential Payments upon Termination or Change in Control*" below.

Transition and Separation Agreement with Mr. Gilpin

In April 2023, Mr. Gilpin, our former Chief Sales Officer, was notified that he was being terminated from his position. To facilitate a smooth transition of his responsibilities, Mr. Gilpin remained employed by us through June 30, 2023 in the capacity of Sales Advisor. On May 2, 2023, we entered into an agreement with Mr. Gilpin, which we refer to as the Gilpin Transition Agreement. Pursuant to the Gilpin Transition Agreement, subject to his execution of a release of claims in favor of our company, Mr. Gilpin was entitled to the following payments and benefits following June 30, 2023, his last day of employment:

- a lump sum payment equal to six months of his annual base salary; and

- reimbursement for any insurance premium payments paid by him to continue receiving coverage for himself and his covered dependents under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, which we refer to as COBRA, until the earlier of (a) the effective date on which he became covered by a substantially equivalent health insurance plan of a subsequent employer, (b) six months following his last date of employment, and (c) the date he was no longer eligible for COBRA benefits.

Mr. Gilpin's outstanding equity awards continued to vest through his last date of employment, and the portion that was unvested at such time was forfeited upon the termination of his employment.

Confidentiality, Non-Competition, and Non-Solicitation Agreements

Our Named Executive Officers have each entered into agreements containing confidentiality, non-competition, and non-solicitation covenants. Under these agreements, our Named Executive Officers have agreed to refrain from (i) disclosing our proprietary information in perpetuity, (ii) competing with us or soliciting our clients or customers during the period of their employment, and (iii) soliciting our employees or consultants for a period of 12 months following the termination of their employment (to the extent permitted by applicable law).

Other Compensation Policies

Stock Ownership Guidelines

We have adopted Stock Ownership Guidelines designed to encourage our executive officers and members of our board of directors to achieve and maintain a meaningful ownership stake in our company, thereby aligning their interests with those of our stockholders and promoting a long-term perspective in their management of our company.

Our executive officers and the members of our board of directors are expected to accumulate shares of our common stock toward target ownership levels that are based on a multiple of their respective base salary or annual retainer, as the case may be. Shares underlying unexercised or unvested equity awards are not considered owned for purposes of the Stock Ownership Guidelines. Currently, the market value of the qualifying shares that each executive officer or member of our board of directors is required to own is as follows:

Individual Subject to Stock Ownership Guidelines	Ownership Level
Chief Executive Officer	5x annual base salary
Other Executive Officers	1x annual base salary
Non-Employee Directors	3x annual cash retainer for service as a member of our board of directors[1]

(1) Excludes any additional cash retainer paid as a result of service as our chairperson, lead independent director, committee chair, or committee member.

The minimum level of ownership is expected to be achieved within five years of the date the applicable individual becomes covered by the Stock Ownership Guidelines, and each such individual is expected to continuously hold a sufficient number of shares of our common stock to satisfy the ownership level thereafter for the duration the individual is covered by the Stock Ownership Guidelines. Compliance is evaluated by the compensation committee annually, as of fiscal year-end.

If, following the compliance deadline, an individual covered by the Stock Ownership Guidelines has not satisfied the applicable ownership level called for by the Stock Ownership Guidelines, then he or she must retain ownership of shares based on a retention ratio that is equal to 50% of the "net profit shares" as follows: each time he or she exercises a stock option, vests in a restricted stock award, or has an RSU award settled for shares of our common stock, he or she is expected to retain 50% of the shares remaining after payment of the option exercise price and taxes owed upon exercise,

50% of the newly vested shares of restricted stock after the payment of applicable taxes, and 50% of the shares received on settlement of the RSU award after the payment of applicable taxes, in each case until the ownership level required by the Stock Ownership Guidelines is met.

As of December 31, 2023, each of our executive officers, including our Named Executive Officers, and the non-employee members of our board of directors was either in compliance with the applicable ownership levels required by the Stock Ownership Guidelines or had not been covered by the Stock Ownership Guidelines for five years.

Clawback Policy

We maintain a compensation recovery policy, which we refer to as our Clawback Policy, covering (i) our executive officers and all employees who are officers for purposes of Section 16 of the Exchange Act, including current and former executive officers and Section 16 officers, each of whom we refer to as a Covered Executive, and (ii) each of our employees that has been granted one or more performance stock unit(s), each of which we refer to as a Covered PSU Recipient.

Mandatory Clawback

In accordance with SEC and Nasdaq rules, if it is determined that we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under the securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), our Clawback Policy provides that our compensation committee must require that each Covered Executive reimburse or forfeit to us the amount of incentive-based compensation received during the three most recently completed fiscal years, which we refer to as a Clawback Period, that exceeds the amount of incentive-based compensation such Covered Executive would have received had the original grant or payment of incentive-based compensation been determined based on the restated financial results. Incentive-based compensation includes any compensation that is granted, earned, or vested based wholly or in part on the attainment of any financial reporting measure.

Discretionary Clawback

In addition to the mandatory clawback required by SEC and Nasdaq rules, our Clawback Policy provides our compensation committee the authority to recoup additional compensation from Covered Executives in certain circumstances, as well as compensation from Covered PSU Recipients. If our compensation committee determines that a Covered Executive or Covered PSU Recipient engaged in fraud or intentional misconduct that materially contributed to the requirement to prepare an accounting restatement, the compensation committee may require such Covered Executive or Covered PSU Recipient to reimburse or forfeit to us up to 100% of any incentive-based compensation and up to 100% of any other grant or award under our 2018 Plan received during the applicable Clawback Period. The compensation committee may exercise this discretionary authority even if a Covered Executive's or Covered PSU Recipient's fraud or intentional misconduct did not result in an award or payment greater than that which would have been awarded absent the violation.

Our prior compensation recoupment policy applies with respect to incentive-based compensation received prior to October 2, 2023, the effective date of the Nasdaq listing rules applicable to compensation recoupment. For a description of this policy, see "Executive Compensation—Other Compensation Policies—Clawback Policy" in our 2023 proxy statement filed with the SEC on April 28, 2023.

Hedging, Derivative Securities Transactions, Short Selling, and Pledging

Our Insider Trading Policy provides that covered persons, including the members of our board of directors, our executive officers, and other employees and independent contractors who have been identified as having regular access to material nonpublic information about us in the ordinary course of their duties, may not:

- engage in hedging or monetization transactions involving Upwork securities, such as zero-cost collars and forward sale contracts, or contribute Upwork securities to exchange funds that could be interpreted as having the effect of hedging in Upwork securities;

- engage in transactions involving options or other derivative securities on Upwork securities, such as puts and calls, whether on an exchange or in any other market;

- engage in short sales of Upwork securities, including short sales "against the box;" or

- use or pledge Upwork securities as collateral in a margin account or as collateral for a loan unless the pledge has been approved by the designated compliance administrator under the Insider Trading Policy, which approval may be granted only where the covered person has clearly demonstrated the financial capacity to repay the loan without resorting to the pledged securities.

Rule 10b5-1 Plans

Certain of our executive officers and non-employee directors have in the past adopted written plans that comply with the requirements of Rule 10b5-1 under the Exchange Act, known as Rule 10b5-1 plans, in which they have contracted with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the executive officer or non-employee director when entering into the plan, without further direction from them. The executive officer or non-employee director may amend or terminate the plan in specified circumstances. In 2023, we revised our Insider Trading Policy to ensure that Rule 10b5-1 plans entered into by our executive officers, non-employee directors, and other employees comply with the amendments to Rule 10b5-1 adopted by the SEC in December 2022.

Tax and Accounting Considerations

The compensation committee takes the applicable tax and accounting requirements into consideration in designing and overseeing our executive compensation program.

Deductibility of Executive Compensation

Section 162(m) of the Code disallows public companies a tax deduction for federal income tax purposes for remuneration in excess of $1 million paid to certain current and former executive officers who are "covered employees." The Tax Cuts and Jobs Act of 2017 repealed exceptions to the deductibility limit that were previously available for "performance-based compensation," including equity awards, effective for taxable years after December 31, 2017, subject to certain grandfathering rules.

While the compensation committee considers the deductibility of awards as one factor in determining executive compensation, the compensation committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible by us for tax purposes. Further, no assurances can be given that any compensation paid by us will be deductible under Section 162(m) even if so intended.

Accounting for Stock-Based Compensation

The compensation committee considers accounting implications when designing compensation plans and arrangements for our executive officers and other employees. Chief among these is ASC 718, the standard that governs the accounting treatment of certain stock-based compensation. Among other things, ASC 718 requires us to record a compensation expense in our income statement for all equity awards granted to our executive officers and other employees. This compensation expense is based on the grant date "fair value" of the equity award and, in most cases, will be recognized ratably over the award's requisite service period (which, generally, will correspond to the award's vesting schedule). This compensation expense is also reported in the compensation tables below, even though recipients may never realize any value from their equity awards.

Compensation Risk Considerations

The compensation committee, with the assistance of its compensation consultant, periodically reviews our various compensation programs and related policies and practices and believes that the mix and design of the elements of such programs do not encourage our employees, including our executive officers, to take, or reward our employees for taking, inappropriate or excessive risks and accordingly are not reasonably likely to have a material adverse effect on us. In particular, in conducting our review, we consider compensation program attributes that help to mitigate risk, including:

- the mix of cash and equity compensation;

- the balance of short-term and long-term performance focus;

- the oversight of an independent compensation committee;

- our Insider Trading Policy, which prohibits the hedging of the economic interest in our securities; and

- our annual bonus plans being subject to the achievement of financial performance metrics and offering upside leverage that is within reasonable market norms and provide for uncapped payouts.

Report of the Compensation Committee

This report of the compensation committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Our compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and based on such review and discussions, the compensation committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Compensation Committee
Gary Steele, Chair
Gregory C. Gretsch
Anilu Vazquez-Ubarri

2023 Summary Compensation Table

The following table provides information concerning compensation awarded to, earned by, or paid to each of our Named Executive Officers for all services rendered in all capacities during 2021, 2022, and 2023:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)	Total ($)
Hayden Brown	2023	570,000	—	8,594,663	—	307,800	35,678[3]	9,508,141
President and Chief Executive	2022	550,000	—	7,455,075	—	462,000	7,652[4]	8,474,727
Officer	2021	500,000	—	4,626,440	28,780,212[5]	995,000	7,652[6]	34,909,304
Erica Gessert *Chief Financial Officer*	2023	375,833[7]	—	4,950,000	—	183,467[7]	5,619[8]	5,514,919
	2023	214,240[9]	30,813[10]	937,600	—	49,801	220,358[11]	1,452,812
Eric Gilpin	2022	412,000	—	2,788,552	—	269,568	7,871[12]	3,477,991
Former Chief Sales Officer	2021	365,000	—	593,087	—	520,739	7,775[13]	1,486,601

(1) The amounts reported represent the grant date fair value calculated in accordance with ASC 718. See Note 9 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2023 for a discussion of the relevant assumptions used in calculating these amounts. For PSUs, the amount reported in the table is based on the probable outcome of the applicable performance condition at the time of grant (100% of performance target). Each of Mses. Brown and Gessert and Mr. Gilpin was granted RSUs in 2023, and each of Ms. Brown and Mr. Gilpin was granted PSUs in 2023 as described in the section titled "—*Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentive Compensation—2023 Equity Awards.*" For PSUs granted in February 2023, the maximum performance shares payable and corresponding maximum aggregate value based on the grant date fair value of such awards are (i) 880,000 shares and $10,313,600 for Ms. Brown; and (ii) 80,000 shares and $937,600 for Mr. Gilpin, which were forfeited upon the termination of his employment on June 30, 2023.

(2) The amounts reported represent incentive bonuses actually earned pursuant to our 2021, 2022, and 2023 performance bonus plans, except for Mr. Gilpin, whose amounts reported represent incentive commissions actually earned pursuant to his Sales Compensation Plan. For 2023, includes the impact of the individual performance adjustment for Ms. Gessert. Payments for 2023 are described in greater detail in the section titled "—*Compensation Discussion and Analysis—Compensation Elements.*"

(3) The amount reported represents (i) our matching contribution of $5,000 under our 401(k) Plan, (ii) $928 paid to our disability insurance plan, and (iii) $29,750 for personal cybersecurity services (which includes a $14,750 gross up for taxes payable as a result of the cybersecurity services).

(4) The amount reported represents (i) our matching contribution of $5,000 under our 401(k) Plan and (ii) $2,652 paid to our disability insurance plan.

(5) The amount reported represents the aggregate grant date fair value for the CEO Performance Award. No shares of the CEO Performance Award have been earned as of December 31, 2023. See "—*Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentive Compensation—2021 CEO Performance Award*" for more information.

(6) The amount reported represents (i) our matching contribution of $5,000 under our 401(k) Plan and (ii) $2,652 paid to our disability insurance plan.

(7) The amounts reported represent pro-rated amounts due to Ms. Gessert's employment start date of April 25, 2023.

(8) The amount reported represents (i) our matching contribution of $5,000 under our 401(k) Plan and (ii) $619 paid to our disability insurance plan.

(9) The amount reported represents a pro-rated amount of Mr. Gilpin's base salary through his employment termination date of June 30, 2023.

(10) The amount reported represents aggregate bonus payments for Mr. Gilpin's service as the interim leader of our Enterprise business unit from December 2022 until May 3, 2023. See "—*Compensation Discussion and Analysis—Compensation Elements—Short-Term Incentive Compensation—Bonus for Interim Role*" for more information.

(11) The amount reported represents (i) our matching contribution of $5,000 under our 401(k) Plan, (ii) $464 paid to our disability insurance plan, (iii) $654 in gifts (which includes an aggregate $192 gross-up for taxes payable as a result of the gifts), and (iv) in connection with Mr. Gilpin's termination, a severance payment in the amount of $214,240. A summary of the Gilpin Transition Agreement can be found under the heading "—*Other Compensation Elements—Transition and Separation Agreement with Mr. Gilpin.*"

(12) The amount reported represents (i) our matching contribution of $5,000 under our 401(k) Plan and (ii) $2,871 paid to our disability insurance plan.

(13) The amount reported represents (i) our matching contribution of $5,000 under our 401(k) Plan and (ii) $2,775 paid to our disability insurance plan.

2023 Grants of Plan-Based Awards Table

The following table provides information concerning each grant of an award made in 2023 for each of our Named Executive Officers under any plan. This information supplements the information about these awards set forth in the *Summary Compensation Table*.

Name	Type of Award	Grant Date	Approval Date	Estimated Future Payouts Under Equity Incentive Plan Awards[1] Threshold (#)	Target (#)	Maximum (#)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[3]
Hayden Brown	Cash	—	—	—	—	—	5,700	570,000	1,140,000	—	—
	RSU	2/18/2023	2/18/2023	—	—	—	—	—	—	293,333	3,437,863
	PSU	2/18/2023	2/18/2023	4,400	440,000	880,000	—	—	—	—	5,156,800
Erica Gessert	Cash	—	—	—	—	—	3,006	300,667	721,600	—	—
	RSU	5/18/2023	3/22/2023	—	—	—	—	—	—	600,000	4,950,000
Eric Gilpin	Cash	—	—	—	—	—	1	428,480	N/A	—	—
	RSU	2/18/2023	2/18/2023	—	—	—	—	—	—	40,000	468,800
	PSU	2/18/2023	2/18/2023	400	40,000	80,000	—	—	—	—	468,800

(1) These columns show a range of outcomes possible under the PSU awards granted in 2023. The amount shown in the "Threshold" column represents the number of PSUs that would become Earned PSUs if the minimum level of performance was achieved for our 2023 Compensation Program Revenue for any PSUs to become Earned PSUs. The amount shown in the "Target" column represents the number of PSUs that would become Earned PSUs if the "target" level of performance (100% of performance target) was achieved for our 2023 Compensation Program Revenue. The amount shown in the "Maximum" column represents the number of PSUs that would become Earned PSUs if the maximum level of performance (200% of performance target) was achieved for our 2023 Compensation Program Revenue. Further information about these awards is provided in the section titled "—*Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentive Compensation—2023 Equity Awards*." The awards granted to Mr. Gilpin were forfeited upon the termination of his employment on June 30, 2023.

(2) These columns show a range of possible payouts under our 2023 Performance Bonus Plan (except with respect to Mr. Gilpin, for whom the amounts in this column represent his opportunity under his sales compensation plan), as described in "*Compensation Discussion and Analysis—Compensation Elements—Short-Term Incentive Compensation—Annual Performance Bonus*." These amounts do not correspond to the actual amounts that were received by our Named Executive Officers. In addition, Ms. Gessert's annual bonus opportunity and actual award were pro-rated for her employment start date of April 25, 2023. The amount shown in the "Threshold" column represents the amount payable if the minimum level of performance was achieved for our 2023 Compensation Program Revenue for a positive payout to occur under our 2023 Performance Bonus Plan. The amount shown in the "Target" column represents the amount payable if the "target" level of performance (100% of performance target) was achieved for our 2023 Compensation Program Revenue. The amount shown in the "Maximum" column represents the amount payable if the maximum level of performance (200% of performance target) was achieved for our 2023 Compensation Program Revenue and if the Named Executive Officer (other than our CEO) earned the maximum individual performance adjustment (20%). The actual amounts received by our Named Executive Officers were as follows: Ms. Brown, $307,800; Ms. Gessert, $183,467; and Mr. Gilpin, $49,801.

(3) The amounts reported represent the grant date fair value calculated in accordance with ASC 718. See Note 9 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2023 for a discussion of the relevant assumptions used in calculating these amounts. For PSUs, the amount reported is based on the probable outcome of the applicable performance conditions, which reflects the target level of performance at the time of grant (100% of performance target). Each of Mses. Brown and Gessert and Mr. Gilpin was granted RSUs in 2023, and each of Ms. Brown and Mr. Gilpin was granted PSUs in 2023, as described in the section titled "—*Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentive Compensation—2023 Equity Awards*." The vesting of these stock awards is detailed in the "*Outstanding Equity Awards at 2023 Fiscal Year-End*" table below.

Outstanding Equity Awards at 2023 Fiscal Year-End Table

The following table presents, for each of the Named Executive Officers, information regarding outstanding stock options, RSUs, and PSUs held as of December 31, 2023.

		Option Awards					Stock Awards			
Name	Grant Date[1]	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[2]
	9/26/2017[3]	261,709	—	—	3.68	9/25/2027	—	—	—	—
	1/18/2021[4]	—	—	1,500,000	38.80	1/17/2031	—	—	—	—
	2/17/2021[5]	—	—	—	—	—	12,813	190,529	—	—
	2/17/2021[6]	—	—	—	—	—	25,500	379,185	—	—
Hayden Brown	2/18/2022[7]	—	—	—	—	—	68,493	1,018,491	—	—
	2/18/2022[8]	—	—	—	—	—	86,301	1,283,296	—	—
	2/18/2023[9]	—	—	—	—	—	238,334	3,544,027	—	—
	2/18/2023[10]	—	—	—	—	—	237,600	3,533,112	—	—
Erica Gessert	5/18/2023[11]	—	—	—	—	—	600,000	8,922,000	—	—
Eric Gilpin[12]	—	—	—	—	—	—	—	—	—	—

(1) Outstanding equity awards with a grant date prior to August 30, 2018, the date the 2018 Plan became effective, were granted under our 2014 Equity Incentive Plan, which we refer to as the 2014 Plan. Outstanding equity awards with a grant date after August 30, 2018, were granted under the 2018 Plan. The vesting of all awards is subject to continued service on each vesting date, in addition to any additional vesting terms described below.

(2) Represents the fair market value of the shares underlying the RSUs and PSUs based on the closing price on Nasdaq of our common stock on December 29, 2023 (the last day of business of 2023), which was $14.87 per share.

(3) The stock option was fully exercisable as of December 31, 2023.

(4) The stock option vests as described in the section titled "—*Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentive Compensation—2021 CEO Performance Award*." The time vesting requirement of the stock option is subject to acceleration upon certain events as described in the section titled "—*Potential Payments upon Termination or Change in Control*."

(5) The RSUs will vest in equal installments of 1/16th of the total number of RSUs on each quarterly anniversary after February 18, 2021, over 16 quarters of continuous service, such that the RSU award shall vest in full four years from February 18, 2021, subject to Ms. Brown's continued service. The RSUs are subject to acceleration upon certain events as described in "—*Potential Payments upon Termination or Change in Control*."

(6) The earned PSUs vested 25% on February 18, 2022 and thereafter 1/16th of the earned PSUs shall vest on each quarterly anniversary thereafter, subject to Ms. Brown's continued service. The earned PSUs are subject to acceleration upon certain events as described in "—*Potential Payments upon Termination or Change in Control*."

(7) The RSUs will vest in equal installments of 1/16th of the total number of RSUs on each quarterly anniversary after February 18, 2022, over 16 quarters of continuous service, such that the RSU award shall vest in full four years from February 18, 2022, subject to Ms. Brown's continued service. The RSUs are subject to acceleration upon certain events as described in "—*Potential Payments upon Termination or Change in Control*."

(8) The earned PSUs vested 25% on February 18, 2023 and thereafter 1/16th of the earned PSUs shall vest on each quarterly anniversary thereafter, subject to Ms. Brown's continued service. The earned PSUs are subject to acceleration upon certain events as described in "—*Potential Payments upon Termination or Change in Control*."

(9) The RSUs will vest in equal installments of 1/16th of the total number of RSUs on each quarterly anniversary after February 18, 2023, over 16 quarters of continuous service, such that the RSU award shall vest in full four years from February 18, 2023, subject to Ms. Brown's continued service. The RSUs are subject to acceleration upon certain events as described in "—*Potential Payments upon Termination or Change in Control*."

(10) The earned PSUs vested 25% on February 18, 2024 and 1/16th of the earned PSUs shall vest on each quarterly anniversary thereafter. The PSUs had a performance period that was calendar year 2023, and performance was determined to have been achieved at 54% of target. The earned PSUs are subject to acceleration upon certain events as described in "—*Potential Payments upon Termination or Change in Control*."

(11) The RSUs will vest 25% on May 18, 2024 and then 1/16th of the total number of shares on each quarterly anniversary thereafter, subject to Ms. Gessert's continued service. The RSUs are subject to acceleration upon certain events as described in "—*Potential Payments upon Termination or Change in Control*."

(12) On May 2, 2023, we entered into the Gilpin Transition Agreement with Mr. Gilpin, and Mr. Gilpin's last day of employment was June 30, 2023. Accordingly, Mr. Gilpin's awards that were forfeited in connection with his departure on June 30, 2023 were not outstanding at fiscal year end and are therefore excluded from the Outstanding Equity Awards at Fiscal Year End table.

2023 Stock Option Exercises and Stock Vested Table

The following table presents, for each of our Named Executive Officers, the number of shares of our common stock acquired upon the exercise of stock options or vesting and settlement of RSUs and PSUs during 2023 and the aggregate value realized upon the exercise of stock options and the vesting and settlement of RSUs and PSUs.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Hayden Brown	—	—	404,651	4,820,584
Erica Gessert	—	—	—	—
Eric Gilpin	220,000	2,312,361	42,466	433,048

(1)   The value realized upon exercise of an option equals the difference between the price per share of our common stock on Nasdaq on the exercise date less the exercise price per share of the option.

(2)   The value realized upon the vesting and settlement of an RSU or PSU is based on the closing price on Nasdaq of our common stock on the date prior to the vesting date. Amounts shown are presented on an aggregate basis for all vesting and settlement that occurred during 2023.

Potential Payments upon Termination or Change in Control

We have entered into a Severance Agreement with each of our Named Executive Officers, which provide for certain protections in the event of certain involuntary terminations of employment in exchange for a customary release of claims and are described above in "—*Other Compensation Elements—Post-Employment Compensation*."

Change in Control

If the Named Executive Officer's employment is terminated by us without cause (as defined in the Severance Agreements) or by the executive for good reason (as defined in the Severance Agreements) within the three months preceding a change in control (as defined in the Severance Agreements) (but after a legally binding and definitive agreement for a potential change in control has been executed) or within the 12 months following a change in control:

Benefit	Hayden Brown	Erica Gessert	Eric Gilpin
Cash Severance	1.5x base salary	1x base salary	
Pro-rated Bonus Payment[1]	1x target bonus		
Continuation of Medical Benefits	18 months	12 months	
Accelerated Vesting of Equity Awards[2]	100% acceleration		

(1)   The payment for the Named Executive Officer's then-current target bonus opportunity shall be pro-rated for the portion of the then-current year the Named Executive Officer served prior to the termination.

(2)   Acceleration of vesting under the Severance Agreements excludes equity awards that vest, in whole or in part, upon satisfaction of performance criteria. An award agreement for equity awards that vest upon satisfaction of performance criteria may provide for acceleration upon a change in control. In addition, with respect to the units subject to PSU awards granted to our Named Executive Officers, the acceleration provisions of the Severance Agreements do not apply, except that the time-based vesting requirement will accelerate in a manner consistent with the acceleration provisions of the Severance Agreements in a change in control scenario.

Involuntary Terminations Outside a Change in Control

The Severance Agreements provide the following benefits, in exchange for a customary release of claims, if the Named Executive Officer's employment is terminated by us without cause (as defined in the Severance Agreements) or, with respect to our CEO only, by the Named Executive Officer for good reason (as defined in the Severance Agreements), outside of a change in control (as defined in the Severance Agreements):

Benefit	Hayden Brown	Erica Gessert	Eric Gilpin
Cash Severance	1x base salary		0.5x base salary
Continuation of Medical Benefits	12 months		6 months
Accelerated Vesting of Equity Awards[1]	50% acceleration	None	

(1) Acceleration of vesting under the Severance Agreements excludes equity awards that vest, in whole or in part, upon satisfaction of performance criteria. In addition, with respect to the units subject to PSU awards granted to our CEO (but not our other Named Executive Officers), the acceleration provisions of the Severance Agreements do not apply, except that the time-based vesting requirement will accelerate in a manner consistent with the acceleration provisions of the Severance Agreements for an involuntary termination outside a change in control scenario.

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of our Named Executive Officers. Except where otherwise noted, payments and benefits are estimated assuming that the triggering event took place on December 31, 2023, and the price per share of our common stock was the closing price on Nasdaq as of December 29, 2023 (the last day of business of 2023), which was $14.87 per share. There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

	Qualifying Termination - No Change in Control				Qualifying Termination - Change in Control				
Name	Cash Severance ($)[1]	Continuation of Medical Benefits ($)	Value of Accelerated Vesting ($)[2]	Total ($)	Cash Severance ($)[1]	Bonus Payment ($)[3]	Continuation of Medical Benefits ($)	Value of Accelerated Vesting ($)[2]	Total ($)
Hayden Brown	570,000	19,635	4,974,320	5,563,955	855,000	570,000	29,452	9,948,640	11,403,092
Erica Gessert	550,000	29,294	—	579,294	550,000	293,333	29,294	8,922,000	9,794,627
Eric Gilpin[4]	214,240	—	—	214,240	—	—	—	—	—

(1) The severance amount related to base salary was determined based on salaries in effect on December 31, 2023.

(2) The value of accelerated vesting is calculated based on the per share closing price on Nasdaq as of December 29, 2023 (the last day of business of 2023), which was $14.87 per share, less, if applicable, the aggregate exercise price of each outstanding unvested stock option. For PSUs, the amount reported is based on a reasonable estimate of the applicable performance conditions (54% of performance target). The CEO Performance Award was not included as the exercise price for such award was above the per share closing price of our common stock on Nasdaq as of December 29, 2023 (the last day of business of 2023).

(3) The value of the bonus payment was determined based on the full amount of the target bonus in effect on December 31, 2023. For Ms. Gessert, that amount was then pro-rated for the portion of 2023 Ms. Gessert served.

(4) On May 3, 2023, we entered into the Gilpin Transition Agreement with Mr. Gilpin, and Mr. Gilpin's last day of employment was June 30, 2023. Accordingly, Mr. Gilpin was not entitled to any estimated payments and benefits that would be provided in the circumstances described above at fiscal year end, and the amounts reported in the table reflect the actual payments to Mr. Gilpin in connection with the termination of his employment.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid, which we refer to as CAP, and certain financial performance of our company and peers. For further information concerning our variable pay-for-performance philosophy and how we align executive compensation with our performance, refer to "*Executive Compensation—Compensation Discussion and Analysis*."

Pay Versus Performance

					Value of Initial Fixed $100 Investment Based on:			
Year[1]	Summary Compensation Table Total for PEO[2] ($)	Compensation Actually Paid to PEO[3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[2] ($)	Average Compensation Actually Paid to Non-PEO NEOs[4] ($)	Upwork Total Stockholder Return[5] ($)	Peer Group Total Stockholder Return[6] ($)	Net Income (Loss)[7] ($ in thousands)	Company-Selected Measure: Compensation Program Revenue[8] ($ in thousands)
2023	9,508,141	13,594,420	3,483,866	4,257,285	139	176	46,887	651,320
2022	8,474,727	(25,586,673)	4,573,989	(3,208,187)	98	108	(89,885)	580,569
2021	34,909,304	29,693,025	2,116,323	1,991,129	320	178	(56,240)	470,926
2020	848,412	25,983,464	2,441,919	4,223,757	324	140	(22,867)	344,924

(1) Ms. Brown served as our principal executive officer, which we refer to as our PEO, for the entirety of 2020, 2021, 2022 and 2023, and our non-PEO named executive officers, which we refer to as our Non-PEO NEOs, for the applicable years were as follows: (i) for 2023: Erica Gessert and Eric Gilpin; (ii) for 2022: Eric Gilpin and Jeff McCombs; (iii) for 2021: Eric Gilpin and Jeff McCombs; and (iv) for 2020: Eric Gilpin, Jeff McCombs, and Brian Kinion.

(2) Amounts reported in these columns represent (i) the total compensation reported in the Summary Compensation Table for the applicable year for our PEO and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for our Non-PEO NEOs.

(3) Amounts reported in this column represent CAP to Ms. Brown as our PEO in the indicated fiscal years, as calculated per Item 402(v) of Regulation S-K. Such calculations are based on Ms. Brown's total compensation reported in the Summary Compensation Table for the indicated fiscal years and adjusted as shown in the table below. In making each of these adjustments, the "value" of an option or stock award is the fair value of the award on the applicable date determined in accordance with ASC 718 using the valuation assumptions we then used to calculate the fair value of our equity awards. For more information on the valuation of our equity awards, please see the notes to our financial statements that appear in our applicable Annual Report on Form 10-K and the footnotes to the Summary Compensation Table that appears in our applicable definitive proxy statement. The dollar amounts do not reflect the actual amount of compensation we consider to be earned by or paid to Ms. Brown during the applicable year. There were no dividends paid and no changes to the value of pension benefits as we do not provide pension benefits.

		PEO			
		2020 ($)	2021 ($)	2022 ($)	2023 ($)
Summary Compensation Table—Total Compensation	(a)	848,412	34,909,304	8,474,727	9,508,141
Subtract Amounts Reported Under the "Stock Awards" and "Option Awards" Columns in the Summary Compensation Table for Applicable Fiscal Year	(b)	—	(33,406,652)	(7,455,075)	(8,594,663)
Add Fair Value of Awards Granted During Applicable Fiscal Year that Remain Unvested as of Applicable Fiscal Year End, Determined as of Applicable Fiscal Year End	(c)	—	23,631,900	3,178,100	10,086,827
Add/Subtract Awards Granted During Prior Fiscal Years that were Outstanding and Unvested as of Applicable Fiscal Year End, Determined Based on Change in Fair Value from Prior Fiscal Year End to Applicable Fiscal Year End	(d)	22,547,000	(190,309)	(25,451,923)	1,728,994
Add Fair Value of Awards Granted During Applicable Fiscal Year that Vested During the Fiscal Year of Grant, Determined as of Applicable Vesting Date	(e)	69,150	319,445	748,542	668,238
Add/Subtract Awards Granted During Prior Fiscal Years that Vested During Applicable Fiscal Year, Determined Based on Change in Fair Value from Prior Fiscal Year End to Vesting Date	(f)	2,518,902	4,429,337	(5,081,044)	501,979
Subtract Fair Value of Awards Granted During Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Applicable Fiscal Year, Determined as of Prior Fiscal Year End	(g)	—	—	—	(305,095)
Compensation Actually Paid		25,983,464	29,693,025	(25,586,673)	13,594,420

(a) Represents Total Compensation as reported in the Summary Compensation Table for the indicated fiscal year.

(b) Represents the aggregate grant date fair value of the stock awards and option awards granted to Ms. Brown during the indicated fiscal year, computed in accordance with ASC 718. Amounts shown are the amounts reported in the Summary Compensation Table.

(c) Represents the aggregate fair value as of the indicated fiscal year-end of Ms. Brown's outstanding and unvested stock awards and option awards granted during such fiscal year, computed in accordance with ASC 718.

(d) Represents the aggregate change in fair value during the indicated fiscal year of the outstanding and unvested stock awards and option awards granted in prior fiscal years and held by Ms. Brown as of the last day of the indicated fiscal year, computed in accordance with ASC 718.

(e) Represents the aggregate fair value at vesting of the option and stock awards that both were granted to Ms. Brown and vested during the indicated fiscal year, computed in accordance with ASC 718.

(f) Represents the aggregate change in fair value, measured from the prior fiscal year-end to the vesting date, of each stock award and option award held by Ms. Brown that was granted in a prior fiscal year and vested during the indicated fiscal year, computed in accordance with ASC 718.

(g) Represents the aggregate fair value as of the last day of the prior fiscal year of Ms. Brown's stock awards and option awards that were granted in a prior fiscal year and failed to meet the applicable vesting conditions in the indicated fiscal year, computed in accordance with ASC 718.

(4) Amounts reported in this column represent the average CAP to our Non-PEO NEOs in the indicated fiscal year, as calculated per Item 402(v) of Regulation S-K. Such calculations are based on the average total compensation for such Non-PEO NEOs reported in the Summary Compensation Table for the indicated fiscal year and adjusted as shown in the table below. In making each of these adjustments, the "value" of an option or stock award is the fair value of the award on the applicable date determined in accordance with ASC 718 using the valuation assumptions we then used to calculate the fair value of our equity awards. For more information on the valuation of our equity awards, please see the notes to our financial statements that appear in our applicable Annual Report on Form 10-K and the footnotes to the Summary Compensation Table that appears in our applicable definitive proxy statement. The dollar amounts do not reflect the actual amount of compensation the Company considers to be earned by or paid to our Non-PEO NEOs during the applicable year. There were no dividends paid and no changes to the value of pension benefits as we do not provide pension benefits.

Non-PEO NEO Average*

		2020 ($)	2021 ($)	2022 ($)	2023 ($)
Summary Compensation Table—Total Compensation	(a)	2,441,919	2,116,323	4,573,989	3,483,866
Subtract Amounts Reported Under the "Stock Awards" and "Option Awards" Columns in the Summary Compensation Table for Applicable Fiscal Year	(b)	(1,931,376)	(1,126,933)	(3,836,932)	(2,943,800)
Add Fair Value of Awards Granted During Applicable Fiscal Year that Remain Unvested as of Applicable Fiscal Year End, Determined as of Applicable Fiscal Year End	(c)	4,164,286	579,986	538,543	4,461,000
Add/Subtract Awards Granted During Prior Fiscal Years that were Outstanding and Unvested as of Applicable Fiscal Year End, Determined Based on Change in Fair Value from Prior Fiscal Year End to Applicable Fiscal Year End	(d)	467,619	(62,360)	(507,769)	—
Add Fair Value of Awards Granted During Applicable Fiscal Year that Vested During the Fiscal Year of Grant, Determined as of Applicable Vesting Date	(e)	158,029	124,483	345,331	10,438
Add/Subtract Awards Granted During Prior Fiscal Years that Vested During Applicable Fiscal Year, Determined Based on Change in Fair Value from Prior Fiscal Year End to Vesting Date	(f)	178,525	359,630	(1,988,433)	845
Subtract Fair Value of Awards Granted During Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Applicable Fiscal Year, Determined as of Prior Fiscal Year End	(g)	(1,255,245)	—	(2,332,916)	(755,063)
Compensation Actually Paid		4,223,757	1,991,129	(3,208,187)	4,257,285

* Please see footnote 1 above for the Non-PEO NEOs included in the average for each indicated fiscal year.

(a) Represents the average Total Compensation as reported in the Summary Compensation Table for the Non-PEO NEOs in the indicated fiscal year.

(b) Represents the average aggregate grant date fair value of the stock awards and option awards granted to the Non-PEO NEOs during the indicated fiscal year, computed in accordance with ASC 718. Amounts shown are the amounts reported in the Summary Compensation Table.

(c) Represents the average aggregate fair value as of the indicated fiscal year-end of the Non-PEO NEOs' outstanding and unvested stock awards and option awards granted during such fiscal year, computed in accordance with ASC 718.

(d) Represents the average aggregate change in fair value during the indicated fiscal year of the outstanding and unvested stock awards and option awards granted in prior fiscal years and held by the Non-PEO NEOs as of the last day of the indicated fiscal year, computed in accordance with ASC 718.

(e) Represents the average aggregate fair value at vesting of the stock awards and option awards that were both granted to the Non-PEO NEOs and vested during the indicated fiscal year, computed in accordance with ASC 718.

(f) Represents the average aggregate change in fair value, measured from the prior fiscal year-end to the vesting date, of each stock award and option award held by the Non-PEO NEOs that was granted in a prior fiscal year and vested during the indicated fiscal year, computed in accordance with ASC 718.

Represents the average aggregate fair value as of the last day of the prior fiscal year of the Non-PEO NEOs' stock awards and option awards that were granted in a prior fiscal year and failed to meet the applicable vesting conditions in the indicated fiscal year, computed in accordance with ASC 718. On September 21, 2022, we entered into a transition and separation agreement with former Non-PEO NEO Jeff McCombs, and Mr. McCombs's last day of employment was December 31, 2022. Accordingly, we determined that Mr. McCombs's awards that were forfeited in connection with his departure on December 31, 2022 were not outstanding at fiscal year end and are therefore included in this calculation row for 2022. On May 2, 2023, we entered into the Gilpin Transition Agreement with former Non-PEO NEO Eric Gilpin, and Mr. Gilpin's last day of employment was June 30, 2023. Accordingly, Mr. Gilpin's awards that were forfeited in connection with his departure on June 30, 2023 were not outstanding at fiscal year end and are therefore included in this calculation row for 2023.

(5) Pursuant to rules of the SEC, the comparison assumes $100 was invested in our common stock on December 31, 2019, using the closing stock price of the end of the last day that was prior to the beginning of our fiscal year 2020. Historic stock price performance is not necessarily indicative of future stock price performance. There were no dividends or other earnings paid in the covered fiscal years.

(6) The TSR Peer Group consists of the Nasdaq 100 Technology Index, which we also use in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2023. This column assumes $100 was invested in this peer group on December 31, 2019 (same period as used for footnote 5 above).

(7) The amounts shown in this column are also included in our audited financial statements.

(8) Our compensation committee determined Compensation Program Revenue to be the most important financial performance measure used to link company performance to CAP to our PEO and Non-PEO NEOs for 2023 because, in its view, it was most consistent with our then-primary near-term objective of driving revenue growth. Compensation Program Revenue achievement was the sole company performance metric for payouts for our PEO and Non-PEO NEOs under our 2023 Performance Bonus Plan and was the sole performance metric underlying the PSUs granted to our PEO and Non-PEO NEOs in 2023. Compensation Program Revenue is not a financial measure prepared in accordance with GAAP. For more information on how we compute this non-GAAP financial measure and a reconciliation to the most directly comparable financial measure prepared in accordance with GAAP, please refer to "*Appendix A: Reconciliation of Non-GAAP Financial Measures*" to this Proxy Statement.

Relationship Between Pay and Performance

CAP, as calculated in accordance with Item 402(v) of Regulation S-K, reflects cash compensation actually paid as well as adjusted values to unvested and vested equity awards during the years shown in the table based on year-end or vesting date stock prices, various accounting valuation assumptions, and projected performance modifiers. Due to how CAP is calculated, the CAP as reported for each year does not reflect the actual amounts earned by our PEO and Non-PEO NEOs from their equity awards. CAP generally fluctuates annually due to the change in our stock price from year to year as well as varying levels of actual achievement of performance goals.

Because CAP does not reflect the actual amount of compensation earned by our PEO and Non-PEO NEOs, we do not use this measure for understanding how PEO and Non-PEO NEO pay aligns with our performance. For a discussion of how our compensation committee assessed "pay-for-performance" and how our executive compensation program is designed to link executive compensation with the achievement of our financial and strategic objectives as well as stockholder value creation each year, see "—*Compensation Discussion and Analysis*" in this Proxy Statement and in our definitive proxy statements filed with the SEC on April 20, 2021, April 19, 2022, and April 28, 2023.

Below are graphs showing the relationship of CAP to our PEO and Non-PEO NEOs for our fiscal years 2020, 2021, 2022, and 2023 to (1) TSR of both our common stock and the Nasdaq 100 Technology Index, (2) our net loss, and (3) our Compensation Program Revenue (as described in footnote 8 above).



Compensation Actually Paid vs. TSR

Legend:
- Compensation Actually Paid to PEO
- Average Compensation Actually Paid to Non-PEO NEOs
- Upwork Total Shareholder Return
- Peer Group Total Shareholder Return



Compensation Actually Paid vs. Net Income (Loss)

Legend:
- Compensation Actually Paid to PEO
- Average Compensation Actually Paid to Non-PEO NEOs
- Net Income (Loss)



Tabular List of Financial Performance Measures for 2023

The following table contains the most important financial measures used to link CAP, for the year ended December 31, 2023, to the Company's performance. No other financial performance metrics were used by us to link CAP to our PEO or Non-PEO NEOs in 2023 to company performance.

Most Important Financial Performance Measures for 2023
Compensation Program Revenue[1]
Annual enterprise revenue quota (with respect to Mr. Gilpin)[2]
Annual enterprise bookings quota (with respect to Mr. Gilpin)[2]

(1) Compensation Program Revenue was the primary financial performance metric used to link CAP to our PEO and Non-PEO NEOs in 2023 to company performance. Compensation Program Revenue achievement was the sole company performance metric for payouts to our PEO and Non-PEO NEOs under our 2023 Performance Bonus Plan and was the sole performance metric underlying the PSUs granted to our PEO and Non-PEO NEOs in 2023.

(2) Mr. Gilpin's annual cash incentive under the sales compensation plan for performance in 2023 would have paid out based on achievement of annual enterprise revenue quota and annual enterprise bookings quota.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation contains provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors and officers are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:

- any breach of the director's or officer's duty of loyalty to us or our stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- with respect to our directors, unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;

- any transaction from which the director or officer derived an improper personal benefit; or

- with respect to officers, in any action by or in the right of our company.

Our current restated certificate of incorporation and our amended and restated bylaws require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our amended and restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and key employees. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys' fees, judgments, fines, and settlement amounts actually and reasonably incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these provisions of our restated certificate of incorporation, amended and restated bylaws, and indemnification agreements are necessary to attract and retain qualified directors, officers, and key employees. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and amended and restated bylaws or in these indemnification agreements may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CEO Pay Ratio Disclosure

In accordance with Item 402(u) of Regulation S-K, we are providing below disclosure relating to the ratio of the annual total compensation of our CEO, Ms. Brown, to the median of the annual total compensation of all of our employees (except for our CEO), which we refer to as the CEO Pay Ratio.

For 2023:

- The annual total compensation of our CEO, Ms. Brown, was $9,508,141, as reported in the "Total" column of the Summary Compensation Table;

- The median of the annual total compensation of all our employees (except for our CEO) was $230,470; and

- The CEO Pay Ratio was 41 to 1. This ratio is a reasonable estimate calculated in a manner consistent with SEC rules.

To identify our median employee, we took the following steps:

- We selected December 31, 2023, the last day of our 2023 fiscal year, as the determination date for purposes of identifying our median employee.

- As of December 31, 2023, our employee population consisted of approximately 795 individuals (except for our CEO) working at our parent company and consolidated subsidiaries, which included all employees whether employed on a full-time or part-time basis, including six employees located outside the United States. We did not include any hybrid team members or other non-employee workers in our employee population.

- Compensation was measured over the 12-month period beginning on January 1, 2023 and ending on December 31, 2023. We selected our median employee using a compensation measure consisting of our principal broad-based compensation elements (consisting of annual base salary, annual cash bonus or commission, and the grant date fair value of equity awards granted during the year) and calculated using the same methodology we use to calculate the amount reported for our CEO in the "Total" column of the 2023 Summary Compensation Table as set forth in this Proxy Statement.

- We annualized the cash compensation for full-time and part-time permanent employees who were hired during 2023 but did not work for us the entire year.

- All employees except for our CEO were ranked from lowest to highest with the median determined from this list.

Because SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Equity Compensation Plan Information

The following table presents information as of December 31, 2023, with respect to compensation plans under which shares of our common stock may be issued.

Plan category	Number of securities to be issued upon exercise or settlement of outstanding options, warrants, and rights (#) (a)	Weighted-average exercise price per share of outstanding options, warrants, and rights (to the extent applicable) ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders	13,609,806[1]	20.15[2]	27,596,386[3]
Equity compensation plans not approved by security holders	—	—	—
Total	13,609,806	20.15	27,596,386

(1) Includes the 2014 Plan and the 2018 Plan. Excludes purchase rights accruing under the 2018 ESPP. For awards with performance-based vesting conditions, including PSUs and the CEO Performance Award, the amount reported is based on the maximum outcome of the applicable performance condition (200% of performance target for PSUs).

(2) The weighted-average exercise price does not reflect the shares that will be issued in connection with the settlement of RSUs or PSUs, since RSUs and PSUs have no exercise price.

(3) Includes 23,342,093 shares of our common stock available for issuance under the 2018 Plan as of December 31, 2023, and 4,254,293 shares of our common stock available for issuance under the 2018 ESPP as of December 31, 2023. There were no shares of common stock available for issuance under the 2014 Plan as of December 31, 2023, but that plan will continue to govern the terms of awards granted thereunder. Any shares of common stock that are subject to outstanding awards under the 2014 Plan that are issuable upon the exercise of stock options that expire or become unexercisable for any reason without having been exercised in full will generally be available for future grant and issuance as shares of common stock under the 2018 Plan. In addition, the number of shares reserved for issuance under the 2018 Plan increased automatically by 6,863,637 shares on January 1, 2024, and will increase automatically on the first day of January of each of 2025 through 2028 by the number of shares equal to 5% of the total issued and outstanding shares of our common stock as of the immediately preceding December 31 or a lower number approved by our board of directors or our compensation committee. The number of shares reserved for issuance under the 2018 ESPP increased automatically by 1,098,182 shares on January 1, 2024 and will increase automatically on the first day of January of each year during the term of the 2018 ESPP by the number of shares equal to 0.8% of the total outstanding shares of our common stock as of the immediately preceding December 31 or a lower number approved by our board of directors or our compensation committee.

Certain Relationships and Related Party Transactions

A "related person transaction" is a transaction, arrangement, or relationship in which we or any of our subsidiaries was, is, or will be a participant, the amount of which exceeds $120,000, and in which any related person had, has, or will have a direct or indirect material interest. A "related person" means:

- any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of our company or a nominee to become a director;

- any person who is known by us to be the beneficial owner of more than 5% of our voting securities; and

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of a director, director nominee, executive officer, or beneficial owner of more than 5% of our voting securities, and any person (other than a tenant or employee) sharing the household of such director, director nominee, executive officer, or beneficial owner of more than 5% of our voting securities.

In addition to the executive officer and director compensation arrangements discussed above under "*Executive Compensation*" and "*Proposal 1—Election of Directors—2023 Director Compensation*," respectively, the following indemnification agreements with each of our directors and Named Executive Officers are our only related person transactions since January 1, 2023.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and Named Executive Officers. The indemnification agreements and our amended and restated bylaws require us to indemnify our directors to the fullest extent not prohibited by the DGCL. Subject to certain limitations, our amended and restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled "*Executive Compensation—Limitations on Liability and Indemnification Matters*."

Review, Approval, or Ratification of Transactions with Related Parties

Our board of directors has adopted a written related party transaction policy that sets forth policies and procedures for the review and approval or ratification of related person transactions. These policies and procedures are designed to minimize potential conflicts of interest arising from any dealings we may have with our related persons and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, the audit committee has the responsibility to review related person transactions, unless the related person is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our nominating and governance committee. The audit committee (or nominating and governance committee, if applicable), in approving or rejecting the proposed transaction, may consider the relevant and available facts and circumstances, including the terms of the transaction and the impact on a director's independence in the event the related person is a director or immediate family member or affiliate of a director.

Report of the Audit, Risk and Compliance Committee

The information contained in the following report of our audit committee is not considered to be "soliciting material," "filed," or incorporated by reference in any past or future filing by us under the Exchange Act or the Securities Act unless and only to the extent that we specifically incorporate it by reference.

This report is submitted by the audit committee of our board of directors. The audit committee consists of the three directors whose names appear below. Each member of the audit committee is independent under the current Nasdaq listing standards and SEC rules and regulations. Each member of the audit committee is financially literate as required by the current Nasdaq listing standards.

The principal purpose of the audit committee is to assist the board of directors in its general oversight of our accounting practices, system of internal controls, audit processes, and financial reporting processes. The audit committee also assists the board of directors in fulfilling its oversight responsibilities with respect to legal and regulatory compliance and, among other things, assists the board of directors in fulfilling its oversight responsibilities with respect to risk management, including cybersecurity, data privacy and security, legal, and compliance risks. The audit committee is responsible for appointing and retaining our independent registered public accounting firm and approving the audit and non-audit services to be provided by the independent registered public accounting firm. The audit committee's function is more fully described in its charter.

Our audit committee has reviewed and discussed with our management and PricewaterhouseCoopers LLP our audited consolidated financial statements for the year ended December 31, 2023. Our audit committee has also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (United States) and the SEC.

Our audit committee has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with our audit committee concerning independence and has discussed with PricewaterhouseCoopers LLP its independence from us.

Based on the review and discussions referred to above, our audit committee recommended to our board of directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2023, for filing with the SEC.

Submitted by the Audit, Risk and Compliance Committee
Elizabeth Nelson, Chair
Gregory C. Gretsch
Leela Srinivasan

Frequently Asked Questions

Proxy Materials

1. Why did I receive these proxy materials?

We have made these materials available to you or, if requested, delivered paper copies by mail in connection with the Annual Meeting, which will be held exclusively online via live webcast on Friday, June 7, 2024, at 8:00 a.m. Pacific Time. As a stockholder, you are invited to participate in the Annual Meeting via live webcast and vote on the business items described in this Proxy Statement. This Proxy Statement includes information that we are required to provide to you under SEC rules and is intended to assist you in voting your shares.

2. What is included in the proxy materials?

The proxy materials include:

- The Notice of Annual Meeting of Stockholders, which we refer to as the Notice;

- Our Proxy Statement for the Annual Meeting; and

- Our Annual Report on Form 10-K for the year ended December 31, 2023.

If you received a paper copy of these materials by mail, the proxy materials also include a proxy card, or a voting instruction form for the Annual Meeting. If you received a "Notice of Internet Availability of Proxy Materials" (described below) instead of a paper copy of the proxy materials, see the section titled "*Voting Information*" below for information regarding how you can vote your shares.

3. What does it mean if I receive more than one Notice, proxy card, or voting instruction form?

It generally means that some of your shares are registered differently or are in more than one account. Please follow the instructions included on each proxy card and vote each proxy card by telephone, through the internet, or by mail. If you requested or received paper proxy materials and you intend to vote by mail, please complete, sign, and return each proxy card you received to ensure that all of your shares are voted.

4. Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

In accordance with SEC rules, we are using the internet as our primary means of furnishing proxy materials to our stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send these stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials, including our Proxy Statement and annual report to stockholders, and voting via the internet. The Notice of Internet Availability of Proxy Materials also provides information on how stockholders may obtain paper copies of our proxy materials if they so choose. We believe this means of delivery makes the proxy distribution process more efficient and less costly and helps conserve natural resources.

We encourage you to help us conserve natural resources, as well as significantly reduce printing and mailing costs, by signing up to receive your stockholder communications electronically via email. With electronic delivery, you will be notified via email as soon as future annual reports to stockholders and proxy statements are available on the internet, and you can submit your votes online. Electronic delivery can also eliminate duplicate mailings and reduce the amount of bulky paper documents you maintain in your personal files. To sign up for electronic delivery:

- If you are a registered owner (meaning you hold our common stock in your own name through our transfer agent, Computershare Trust Company, N.A., or you are in possession of stock certificates): visit *www.computershare.com/investor* and log into your account to enroll.

- If you are a beneficial owner (meaning your shares are held by a brokerage firm, a bank, a trustee, or a nominee): please follow the instructions provided to you by your broker, bank, trustee, or nominee.

Your electronic delivery enrollment will be effective until you cancel it. Stockholders who are record owners of shares of our common stock may call Computershare Trust Company, N.A., our transfer agent, at (800) 736-3001 or visit *www.computershare.com/investor* with questions about electronic delivery.

5. How can I access the proxy materials over the internet?

The Notice, proxy card, or voting instruction form will contain instructions on how to:

- View our proxy materials for the Annual Meeting on the internet; and

- Instruct us to send our future proxy materials to you electronically by email.

The Notice, proxy card, or voting instruction form will contain instructions on how you may request access to proxy materials electronically on an ongoing basis. Instead of receiving future copies of our proxy statements and annual reports by mail, stockholders of record and most beneficial owners may elect to receive an email that will provide an electronic link to these documents. Choosing to receive your proxy materials electronically helps us to conserve natural resources and reduces the cost of printing and distributing our proxy materials. If you choose to access future proxy materials electronically, you will receive an email with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to receive future proxy materials by email will remain in effect until you revoke it.

6. How may I obtain a paper copy of the proxy materials?

If you receive a paper Notice instead of a paper copy of the proxy materials, the Notice will provide instructions about how to obtain a paper copy of the proxy materials. If you receive the Notice by email, the email will also include instructions about how to obtain a paper copy of the proxy materials. All stockholders of record who do not receive a paper Notice or email will receive a paper copy of the proxy materials by mail.

7. I share an address with another stockholder, and we received only one paper copy of the proxy materials or Notice. How may I obtain an additional copy?

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report to stockholders and other proxy materials, including the Notice of Internet Availability, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and helps conserve natural resources.

This year, a number of brokers with account holders who are our stockholders will be householding our annual report to stockholders and other proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of our annual report to stockholders and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by calling Broadridge Financial Solutions, Inc. at (866) 540-7095 or writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717.

Upon written or oral request, we will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, our annual report to stockholders and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability and, if applicable, annual report to stockholders and other proxy materials, you may contact our Investor Relations department at our mailing address, which is 475 Brannan Street, Suite 430, San Francisco, CA 94107-5421, Attn: Investor Relations, telephone number (650) 316-7500.

8. I share an address with another stockholder, and we received more than one paper copy of the proxy materials or the Notice. How do we obtain a single copy in the future?

Any stockholders who share the same address and receive multiple copies of our Notice of Internet Availability or annual report to stockholders and other proxy materials who wish to receive only one copy in the future can contact their bank, broker, or other holder of record to request information about householding or our Investor Relations department at our mailing address, which is 475 Brannan Street, Suite 430, San Francisco, CA 94107-5421, Attn: Investor Relations, telephone number (650) 316-7500.

Voting Information

9. Which proposals will be voted on at the Annual Meeting? How does the board of directors recommend that I vote? What is the vote required to approve each of the proposals? What effect will abstentions and broker non-votes have?

	Proposal	Voting Options	Board Recommendation	Votes Required to Approve the Proposal	Effects of Abstentions
1	Election of Hayden Brown, Gregory C. Gretsch, and Anilu Vazquez-Ubarri as Class III directors to serve until the 2027 annual meeting of stockholders	For, Against, or Abstain	✓ **FOR** each nominee	Majority of the votes cast	No effect
2	Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2024	For, Against, or Abstain	✓ **FOR**	Majority of the votes cast	No effect
3	Advisory vote to approve Named Executive Officer compensation	For, Against, or Abstain	✓ **FOR**	Majority of the votes cast	No effect

In deciding all matters at the Annual Meeting, as of the close of business on the Record Date, each share of common stock represents one vote.

Stockholder of Record: Shares Registered in Your Name. If, on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by telephone, through the internet, or if you request or receive paper proxy materials, by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee. If, on the Record Date, your shares were held in an account with a broker, bank, trustee, or other nominee on your behalf, then you are considered the beneficial owner of shares held in "street name." As the beneficial owner, you have the right to direct your nominee on how to vote your shares by following the voting instructions you receive. Your nominee has only limited authority to vote your shares without your instructions, as described below.

If you were a beneficial owner at the close of business on the Record Date, you may attend the Annual Meeting. You will need the 16-digit control number found on your Notice of Internet Availability of Proxy Materials, your proxy card, or the instructions that accompany your proxy materials if you wish to attend the Annual Meeting with the right to vote and submit a question. Even if you do not have your 16-digit control number or were not a stockholder as of the close of business on the Record Date, you can still access the meeting but will not be able to vote at the meeting or submit a question.

If your shares are held in street name, follow the voting instructions you receive from your nominee.

Broker non-votes occur when shares held by a broker for a beneficial owner are not voted because the broker did not receive voting instructions from the beneficial owner and lacked discretionary authority to vote the shares. A broker is entitled to vote shares held for a beneficial owner on "routine" matters without instructions from the beneficial owner of those shares. Absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on "non-routine" matters. At our Annual Meeting, only the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2024, is considered a routine matter. The proposal for the election of directors and any other proposals presented at the Annual Meeting are non-routine matters. Broker non-votes are counted for purposes of determining whether a quorum is present and have no effect on the outcome of the matters voted upon. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

Our board of directors recommends that you vote "**FOR**" the election of each of the Class III directors named in this Proxy Statement, which we refer to as Proposal 1, "**FOR**" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2024, which we refer to as Proposal 2, and "**FOR**" the approval, on a non-binding advisory basis, of the compensation of our Named Executive Officers as disclosed in this Proxy Statement, which we refer to as Proposal 3. None of our directors or Named Executive Officers have any substantial interest in any matter to be acted upon, other than, with respect to our Named Executive Officers, Proposal 3, and, with respect to Mses. Brown and Vazquez-Ubarri and Mr. Gretsch, Proposal 1.

10. Who is entitled to vote? How many shares can I vote?

Only holders of record of our common stock at the close of business on the Record Date will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, there were 132,582,844 shares of our common stock outstanding and entitled to vote. For a 10-day period ending the day before the Annual Meeting date, a complete list of the stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder for any purpose relating to the Annual Meeting during ordinary business hours at our headquarters.

You may vote all shares of our common stock that you owned as of the Record Date, including (i) shares held directly in your name as the stockholder of record, including shares purchased or acquired through our equity incentive plans, and (ii) shares held for you as the beneficial owner through a broker, bank, or other nominee.

11. How can I vote my shares?

If you are a stockholder of record, you may:

- **vote via the virtual meeting website**—any stockholder can attend the Annual Meeting by visiting *www.virtualshareholdermeeting.com/UPWK2024*, where stockholders may vote and submit questions during the meeting. The meeting starts at 8:00 a.m. Pacific Time on Friday, June 7, 2024. Please have your 16-digit control number to join the Annual Meeting. Instructions on how to attend and participate via the internet are posted at *www.proxyvote.com*;

- **vote by telephone or through the internet**—please follow the instructions shown on the Notice of Internet Availability of Proxy Materials or your proxy card. Votes submitted by telephone or through the internet must be received by 8:59 p.m. Pacific Time on June 6, 2024; or

- **vote by mail**—if you request or receive a paper proxy card and voting instructions by mail, simply complete, sign, and date the enclosed proxy card and promptly return it in the envelope provided or, if the envelope is missing, please mail your completed proxy card to Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. Your signed and dated proxy card must be received prior to the Annual Meeting to be voted.

Submitting your proxy, whether by telephone, through the internet, or, if you request or receive a paper proxy card, by mail, will not affect your right to vote should you decide to attend the Annual Meeting. If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct your nominee on how to vote your shares. Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted.

All proxies will be voted in accordance with the instructions specified. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our board of directors stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the Annual Meeting.

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. To make certain all of your shares are voted, please follow the instructions included on each proxy card and vote each proxy card by telephone, through the internet, or by mail. If you requested or received paper proxy materials and you intend to vote by mail, please complete, sign, and return each proxy card you received to ensure that all of your shares are voted.

12. May I change my vote or revoke my proxy?

A stockholder of record who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

- delivering to our Corporate Secretary by mail a written notice stating that the proxy is revoked;

- signing and delivering a proxy bearing a later date;

- voting again by telephone or through the internet; or

- attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a broker, bank, or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions.

13. What if I return my proxy card but do not provide voting instructions?

If you are a stockholder of record and you return your signed proxy card without giving specific voting instructions, your shares will be voted as recommended by our board of directors (see Question 9 above).

14. What if I am a beneficial owner and do not give voting instructions to my broker?

If you are a beneficial owner of shares, your broker, bank, or other nominee is not permitted to vote on your behalf on the matters to be considered at the Annual Meeting, except for Proposal 2 (the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2024), unless you provide specific instructions by completing and returning the voting instruction form or following the instructions provided to you to vote your shares on the internet or by telephone. If you do not provide voting instructions, your shares will not be voted on any proposal except for Proposal 2. This is called a "broker non-vote." For your vote to be counted, you will need to (i) communicate your voting decision to your broker, bank, or other nominee before the date of the Annual Meeting, or (ii) vote during the Annual Meeting.

15. Is my vote confidential?

Proxy instructions, ballots, and voting tabulations that identify individual stockholders are handled in a manner designed to protect your voting privacy. Your vote will not be disclosed, either within our company or to third parties, except: (i) as necessary to meet applicable legal requirements; (ii) to allow for the tabulation of votes and certification of the vote; and (iii) to facilitate proxy solicitation. To the extent that stockholders provide written comments on their proxy cards, those comments will be forwarded to management.

16. What constitutes a quorum?

The holders of a majority of the voting power of the shares of our common stock issued and outstanding and entitled to vote at the Annual Meeting as of the Record Date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you are present and vote at the Annual Meeting or if you have properly submitted a proxy.

17. Who will bear the cost of soliciting votes for the Annual Meeting?

The accompanying proxy is solicited by our board of directors on behalf of Upwork Inc. We have retained D.F. King & Co., Inc. to assist us with the solicitation of proxies, for which we will pay an aggregate fee of $16,500, plus reasonable and documented costs and expenses. We will pay the expenses of soliciting proxies, including preparation, assembly, printing, and mailing of this Proxy Statement, the proxy card, and any other information furnished to stockholders. Following the original mailing of the soliciting materials, we and our agents, including directors, officers, and other employees, without additional compensation, may solicit proxies by mail, email, telephone, facsimile, or other similar means. Following the original mailing of the soliciting materials, we will request brokers, custodians, nominees, and other record holders to forward copies of the soliciting materials to persons for whom they hold shares and to request authority for the exercise of proxies. In such cases, we, upon the request of the record holders, will reimburse such holders for their reasonable expenses. If you choose to access the proxy materials or vote through the internet, you are responsible for any internet access charges you may incur.

18. What happens if additional matters are presented at the Annual Meeting?

Other than the three items of business described in this Proxy Statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If, for any reason, any of the nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by our board of directors.

19. Where can I find the voting results of the Annual Meeting?

Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting. The preliminary voting results will be announced at the Annual Meeting. The final results will be tallied by the inspector of elections and filed with the SEC in a current report on Form 8-K within four business days of the Annual Meeting. The Form 8-K can be found at *www.sec.gov* and in the "Investor Relations" section of our website.

Attending the Annual Meeting

20. How can I attend the Annual Meeting?

The Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively online via live webcast. You are entitled to attend and participate in the Annual Meeting only if you were a stockholder as of the close of business on the Record Date, or if you hold a valid proxy for the Annual Meeting.

You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting *www.virtualshareholdermeeting.com/UPWK2024*. You also will be able to vote your shares by attending the Annual Meeting online. To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice, on your proxy card (if you requested printed materials), or on the instructions that accompanied your proxy materials. Stockholders will need the 16-digit control number to submit a question.

The online meeting will begin promptly at 8:00 a.m. Pacific Time on Friday, June 7, 2024. We encourage you to access the meeting prior to the start time. Online check-in will begin at 7:45 a.m. Pacific Time, and you should allow sufficient time for the check-in procedures.

21. What if during the check-in time or during the meeting I have technical difficulties or trouble accessing the virtual meeting website?

If we experience technical difficulties during the meeting (e.g., a temporary or prolonged power outage), we will determine whether the meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify stockholders of the decision via *www.virtualshareholdermeeting.com/UPWK2024*. If you encounter technical difficulties accessing our meeting or asking questions during the meeting, a support line will be available on the login page of the virtual meeting website.

22. Why are you holding a virtual meeting instead of a physical meeting?

We have conducted efficient and effective virtual meetings since 2019. We intend to continue to ensure that our stockholders are afforded the same rights and opportunities to participate virtually as they would at an in-person meeting. We believe the virtual format makes it easier for stockholders to attend and participate fully and equally in the Annual Meeting. This format also helps us engage with all stockholders regardless of size, resources, or physical location, saves us and stockholders time and money, and aligns with our broader sustainability goals.

23. Can stockholders ask questions during the Annual Meeting?

Yes. If you wish to submit a question during the Annual Meeting, log into the virtual meeting platform at *www.virtualshareholdermeeting.com/UPWK2024*, type your question into the "Ask a Question" field, and click "Submit." If your question is properly submitted during the relevant portion of the meeting agenda, we will respond to your question during the live webcast, subject to time constraints and as described below. Questions that are substantially similar may be grouped and answered together to avoid repetition. We reserve the right to exclude questions that are, among other things, irrelevant to the business of the Annual Meeting, related to material nonpublic information about our company, derogatory or in bad taste, in furtherance of the stockholder's personal or business interests, related to pending or threatened litigation, repetitious or already made by another stockholder, related to personal matters or grievances, or out of order or otherwise not suitable for the conduct of the Annual Meeting (as determined by the chairperson of the Annual Meeting or our Corporate Secretary in their sole judgment). A webcast replay of the Annual Meeting, including the Q&A session, will be available for 90 days following the Annual Meeting at *www.virtualshareholdermeeting.com/UPWK2024*.

24. What is the deadline to propose actions for consideration at the 2025 annual meeting of stockholders or to nominate individuals to serve as directors?

Our amended and restated bylaws provide that, for stockholder nominations to our board of directors or other proposals to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the attention of the Corporate Secretary at our principal executive offices, the address of which is currently Upwork Inc., 475 Brannan Street, Suite 430, San Francisco, California 94107.

To be timely for our 2025 annual meeting of stockholders, a stockholder's notice must be delivered to or mailed and received by our Corporate Secretary at our principal executive offices not earlier than 2:00 p.m. Pacific Time on February 7, 2025, and not later than 2:00 p.m. Pacific Time on March 9, 2025. A stockholder's notice to the Corporate Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by our amended and restated bylaws.

Additionally, our amended and restated bylaws permit a stockholder, or a group of up to 20 stockholders, owning at least 3% of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials for director nominees constituting up to the greater of two individuals or 20% of our board of directors, subject to reduction in certain circumstances, and subject to the stockholders and the nominees satisfying the requirements specified in our amended and restated bylaws. Our obligation to include director nominees in our annual meeting proxy materials is also subject to certain exceptions as set forth in our amended and restated bylaws. Written notice of the nomination(s) for our 2025 annual meeting of stockholders must be submitted to the attention of the Corporate Secretary at our principal executive offices, the address of which currently is Upwork Inc., 475 Brannan Street, Suite 430, San Francisco, California 94107, no earlier than 2:00 p.m. Pacific Time on November 24, 2024, and no later than 2:00 p.m. Pacific Time on December 24, 2024, subject to certain exceptions as set forth in our amended and restated bylaws. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Upwork nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 8, 2025.

Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at our 2025 annual meeting of stockholders must be received by us not later than December 24, 2024 to be considered for inclusion in our proxy materials for that meeting. Proposals should be sent to our Corporate Secretary at our principal executive offices, together with proof of ownership of our common stock in accordance with Rule 14a-8 under the Exchange Act. We strongly encourage any stockholder interested in submitting a proposal to contact our Corporate Secretary in advance of this deadline to discuss the proposal.

upwork

25. Where can I find more information about Upwork's SEC filings, governance documents, and communicating with Upwork and the board of directors?

SEC Filings and Reports

Our SEC filings, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports, are available free of charge on our "Investor Relations" section of our website, which is located at *investors.upwork.com*, under "SEC Filings" in the "Financials" section of our website.

We will mail, without charge, upon written request, a copy of our Annual Report, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to our mailing address:

Upwork Inc.
475 Brannan Street, Suite 430
San Francisco, CA 94107-5421
Attn: Investor Relations

Corporate Governance Documents

Our Corporate Governance Guidelines, charters of the principal committees of our board of directors, our Code of Business Conduct and Ethics, and other key corporate governance documents and materials are available at the "Investor Relations" section of our website, which is located at *investors.upwork.com*, by clicking on "Documents & Charters" in the "Governance" section of our website.

Communicating with Management and Investor Relations

Stockholders may contact management or Investor Relations in writing at 475 Brannan Street, Suite 430, San Francisco, CA 94107-5421, Attn: Investor Relations, telephone number (650) 316-7500, or by email at *investor@upwork.com*.

Communicating with the Board of Directors

Stockholders and interested parties who wish to communicate with our board of directors, non-management members of our board of directors as a group, a committee of our board of directors, or a specific member of our board of directors (including our chairperson) may do so by letters addressed to the attention of our Corporate Secretary.

All communications are reviewed by the Corporate Secretary and provided to the members of our board of directors as appropriate. Sales materials, abusive, threatening, or otherwise inappropriate materials, and items unrelated to the duties and responsibilities of our board of directors will not be provided to directors.

The mailing address for these communications is:

Upwork Inc.
c/o Corporate Secretary
475 Brannan Street, Suite 430
San Francisco, CA 94107-5421

Other Matters

Our board of directors does not presently intend to bring any other business before the Annual Meeting, and so far as is known to our board of directors, no matters are to be brought before the Annual Meeting except as specified in the Notice of Annual Meeting of Stockholders. As to any business that may arise and properly come before the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

By Order of the Board of Directors,

Hayden Brown

Hayden Brown
President and Chief Executive Officer

Appendix A: Reconciliation of Non-GAAP Financial Measures

This Proxy Statement includes references to adjusted EBITDA and Compensation Program Revenue, which are non-GAAP measures of financial performance.

These non-GAAP measures are not prepared in accordance with, and are not alternatives to financial measures prepared in accordance with, GAAP. There are material limitations associated with the use of non-GAAP financial measures as an analytical tool, and non-GAAP financial measures should not be considered in isolation or as substitutes for analysis of financial results as reported under GAAP. The non-GAAP financial measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes. We compensate for these limitations by providing specific information regarding the GAAP items excluded from the non-GAAP financial measures. A reconciliation of each non-GAAP measure to its most directly comparable GAAP financial measure has been provided in the financial statement tables below, and stockholders are encouraged to review the reconciliation.

Reconciliation of Net Income to Adjusted EBITDA

We define adjusted EBITDA as net income (loss) adjusted for stock-based compensation expense; depreciation and amortization; interest expense; other income (expense), net; income tax benefit (provision); and, if applicable, certain other gains, losses, benefits, or charges that are non-cash or are significant and the result of isolated events or transactions that have not occurred frequently in the past and are not expected to occur regularly in the future. Additionally, in response to the war in Ukraine, during the year ended December 31, 2022, we incurred certain incremental expenses associated with our humanitarian response efforts. These expenses are not representative of our ongoing operations, and, as a result, we excluded these costs from adjusted EBITDA for the year ended December 31, 2022. Adjusted EBITDA is not prepared in accordance with, and is not an alternative to, financial measures prepared in accordance with GAAP.

The following table presents a reconciliation of net income (loss), the most directly comparable financial measure prepared in accordance with GAAP, to adjusted EBITDA for each of the periods indicated:

(in thousands)		2023		2022
Net income (loss)	$	46,887	$	(89,885)
Add back (deduct):				
Stock-based compensation expense		74,195		75,501
Depreciation and amortization		9,449		8,057
Other (income) expense, net[1]		(60,137)		(3,275)
Income tax provision		1,990		536
Other[2][3]		750		5,037
Adjusted EBITDA	$	73,134	$	(4,029)

(1) During the year ended December 31, 2023, we recognized a gain on early extinguishment of debt of $38.9 million.

(2) During each of the years ended December 31, 2023 and 2022, we incurred $0.8 million of expense related to our Tides Foundation warrant.

(3) During the year ended December 31, 2022, in response to Russia's invasion of Ukraine, we incurred certain incremental expenses associated with our humanitarian response efforts. These expenses are not representative of our ongoing operations, and, as a result, we excluded these costs from adjusted EBITDA for the year ended December 31, 2022. These expenses consisted of (i) $1.4 million of special one-time bonuses to our team members in the region impacted by Russia's invasion of Ukraine, (ii) $1.5 million of expenses incurred in connection with the relocation of our team members in the impacted region, (iii) $1.1 million of donations made to humanitarian aid organizations to support initiatives related to humanitarian response efforts in the impacted region, primarily to Direct Relief International, a humanitarian aid organization, and (iv) $0.4 million of payments of one-time service award bonuses (and associated taxes) to certain of our team members paid in recognition of contributions made by such team members to our humanitarian response efforts in the impacted region.

We use adjusted EBITDA as a measure of operational efficiency. We believe that this non-GAAP financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

- adjusted EBITDA is widely used by investors and securities analysts to measure a company's operating performance without regard to items such as stock-based compensation expense; depreciation and amortization; interest expense; other income (expense), net; income tax benefit (provision); and, if applicable, certain other gains, losses, benefits, or charges that are non-cash or are significant and the result of isolated events or transactions that have not occurred frequently in the past and are not expected to occur regularly in the future, all of which can vary substantially from company to company depending upon their financing, capital structures, and the method by which assets were acquired;

- our management uses adjusted EBITDA in conjunction with financial measures prepared in accordance with GAAP for planning purposes, including the preparation of our annual operating budget, as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance; and

- adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our core operating results, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Reconciliation of Revenue to Compensation Program Revenue

We used Compensation Program Revenue as the performance measure for the 2023 Performance Bonus Plan to account for clients that may switch mid-year to using our managed services offering so that the achievement of bonus opportunities under our bonus plan are not impacted by the differing GAAP reporting standards for revenue from our other offerings, which is reported on a "net" basis under GAAP, and revenue from our managed services offering, which is reported on a "gross" basis under GAAP. As a result, participants are not able to achieve performance levels under the 2023 Performance Bonus Plan solely as a result of a client changing from our marketplace offering to managed services offerings mid-year.

The following table presents a reconciliation of revenue, the most directly comparable financial measure prepared in accordance with GAAP, to Compensation Program Revenue for each of the periods indicated:

(in thousands)		2023		2022		2021		2020
Total revenue	$	689,136	$	618,318	$	502,797	$	373,628
Less:								
Cost of talent services to deliver managed services		(37,816)		(37,749)		(31,871)		(28,703)
Compensation Program Revenue	$	651,320	$	580,569	$	470,926	$	344,924